2025 Annual Report

In This Report Our Portfolio 04 2025 Highlights 06 Letter from the Executive Chairman 10 Consolidated Financial Statements 58 Management’s Discussion & Analysis 14 12 Letter from the CEO

Tucumã Operation, Pará, Brazil

1 For more information on the Company’s plans to earn a 60% interest in the Furnas Copper- Gold Project, please see its press releases dated October 30, 2023 and July 22, 2024. Our Portfolio Head Office Vancouver7 5 Corporate Office São Paulo State São Paulo 6 Corporate Office Minas Gerais State Belo Horizonte 2 3 Production Pará State Tucumã Advanced Stage1 Pará State Furnas4 1 Production Bahia State Caraíba Production Mato Grosso State Xavantina Annual Report | 2025 4

Annual Report | 2025

1. Caraíba
Operations

Location: **Bahia, Brazil**
Stage: **Operating**
Ownership: **99.6%**

2025 Copper Production:	2025 C1 Cash Costs:
36,035 tonnes	US$2.22 per pound

2. Tucumã
Operation

Location: **Pará, Brazil**
Stage: **Operating**
Ownership: **99.6%**

2025 Copper Production:	2025 C1 Cash Costs:
28,272 tonnes	US$1.69 per pound

Total Copper Caraíba + Tucumã:

2025 Production:	2025 C1 Cash Costs:
64,307 tonnes	US$2.06 per pound

3. Xavantina
Operations

Location: **Mato Grosso, Brazil**
Stage: **Operating**
Ownership: **97.6%**

2025 Gold Production:	2025 C1 Cash Costs:	2025 All-in Sustaining Costs:
37,291 ounces	US$976 per oz	US$2,082 per oz

4. Furnas
Copper-Gold Project[1]

Location: **Pará, Brazil**
Stage: **Advanced Stage**

5. São Paulo
Corporate Office

6. Belo Horizonte
Corporate Office

7. Vancouver
Head Office



Note: Copper C1 cash costs, gold C1 cash costs and gold all-in sustaining costs are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company's discussion of Non-IFRS measures in its MD&A for the period ended December 31, 2025.

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2025 Highlights 1C1 Cash Costs for the Tucumã Operation are reported for the second half of the year, following the declaration of commercial production on July 1, 2025. • Execution of portfolio-wide operational initiatives delivered sequentially higher quarterly copper and gold production throughout 2025, culminating in record operating and financial results, including record full-year copper production and cash flows from operating activities. • Growth in consolidated copper production was primarily driven by the continued ramp-up of the Tucumã Operation through the second half of the year following the declaration of commercial production on July 1, 2025. • At the Caraíba Operations, a well-executed plan to restore mine flexibility drove higher mining rates at the Pilar Mine. In addition, a multi-quarter mill debottlenecking program was successfully completed during the year, resulting in record plant throughput rates, while continued investment in the new Pilar shaft has positioned the operation for meaningful cost improvements and production growth when completed. • At the Xavantina Operations, the successful transition to mechanized mining during the year supported higher sustained mining rates while improving the health and safety environment of the underground mine. In parallel, a year- long value-creation initiative culminated in the commencement of gold concentrate sales in Q4 2025 contributing to full-year financial results. • At the Furnas Copper-Gold Project, nearly 50,000 meters of exploration drilling was completed in 2025, extending the known limits of mineralization. This included the 28,000-meter Phase 1 drill program, which supported an updated National Instrument 43-101 mineral resource estimate and the inaugural preliminary economic assessment published in February 2026. • Most importantly, these milestones were achieved while recording zero fatalities and our lowest Lost-Time Injury Frequency Rate (LTIFR) since 2021, reflecting continued progress in strengthening our safety culture across the organization. A Transformative Year Operating Highlights • Record consolidated copper production of 64,307 tonnes in 2025 reflected the continued ramp-up of the Tucumã Operation and improved mining and processing rates at the Caraíba Operations. • The Caraíba Operations produced 36,035 tonnes of copper at C1 cash costs of $2.22 per pound produced, supported by record mill throughput following the successful completion of a multi-quarter debottlenecking program. • The Tucumã Operation delivered 28,272 tonnes of copper at C1 cash costs of $1.69 per pound produced1, with sequentially higher copper production each quarter. • The Xavantina Operations produced 37,291 ounces of gold at C1 cash costs and all-in-sustaining costs (AISC) of $976 and $2,082 per ounce produced, respectively. An additional 14,999 ounces of gold were shipped in the form of gold concentrates during Q4 2025, bringing total gold from Xavantina to 52,290 ounces for the year. Annual Report | 2025 6

Note: Copper C1 cash costs, gold C1 cash costs, gold AISC, adjusted EBITDA, available liquidity and net debt/adjusted EBITDA ratio are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its MD&A for the period ended December 31, 2025. Financial Highlights • In 2025, we advanced a comprehensive, company-wide transformation of our health and safety culture and systems, resulting in zero fatalities and an LTIFR of 0.46 - our lowest since 2021. • We implemented a structured, no-notice inspection program under our Modern Slavery Prevention Framework to strengthen supplier and contractor due diligence and reinforce expectations related to human rights, working and housing conditions, and responsible business conduct. • We made targeted investments across our innovation, information technology and data management infrastructure to improve operating system performance, data governance, reliability, and consistency across the organization. • We advanced the design and documentation of a company-wide crisis resilience framework focused on transparent communication and coordinated response, establishing a foundation for structured implementation in 2026. Environmental, Social and Governance ESG • Strong operating performance in 2025 resulted in the achievement of record financial performance. • Cash flow from operations was $395.1 million, representing a year-on-year increase of $249.7 million, or 172%. • Adjusted EBITDA was up nearly 90% compared to 2024, reaching $409.7 million. • Year-end liquidity improved to $150.4 million, comprising $105.4 million in cash and cash equivalents and $45.0 million of undrawn availability under our senior secured revolving credit facility (Credit Facility). • Strong operating performance translated to a strengthened balance sheet with the net debt/adjusted EBITDA ratio improving meaningfully to 1.2x at the end of 2025 as compared to 2.6x at year-end 2024. 7

Annual Report | 2025

Highlights

Cash Flow from Operations ($ Million)


2022
143.4
2023
163.1
2024
145.4
2025
395.1

Adjusted EBITDA ($ Million)


2022
198.3
2023
183.5
2024
216.2
2025
409.7

Available Liquidity at Dec. 31, 2025


$45 M
$150 M
$105 M
Cash
Credit Facility

Zero Fatalities

LTIFR: 0.46

Net Debt/Adjusted EBITDA Ratio


2.6x
2.4x
2.1x
1.9x
1.2x
Dec/24
Mar/25
Jun/25
Sept/25
Dec/25

Note: Adjusted EBITDA, available liquidity and net debt/adjusted EBITDA ratio are non-IFRS measures. Please see the Company's MD&A for the period ended December 31, 2025 for a reconciliation of non-IFRS measures.

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9 Annual Report | 2025

Letter from the Executive Chairman Dear Fellow Shareholders, 2025 marked an important year of leadership transition and continued progress at Ero. At the beginning of the year, Makko DeFilippo assumed the role of President and Chief Executive Officer, while I transitioned into the role of Executive Chairman to support strategic continuity. Having risen through the ranks since joining Ero in its earliest days, Makko brings deep operational knowledge and a clear strategic perspective, and the Board is confident in his leadership as the Company enters its next phase of growth. From the Board’s perspective, 2025 reinforced both the strength of the Company’s asset base and the importance of disciplined execution, realism, and transparency as we continue to build toward our longer-term objectives. Across the business, our teams advanced several critical initiatives. Commercial production was declared at the Tucumã Operation, mechanized mining was implemented at Xavantina, mill throughput at Caraíba reached record levels, and exploration at Furnas materially expanded the scale and quality of this opportunity. At the same time, the pace and complexity of execution, namely at Tucumã and Xavantina, proved more challenging than originally anticipated, and outcomes in certain areas fell short of initial expectations. The ramp-up at Tucumã has taken longer and required more effort than expected, despite the achievement of commercial production and sequential increases in copper production during the year. This reflects both the technical realities of commissioning a new operation and the operational discipline required to progress safely and sustainably. The Board views this as a reminder that durable performance is built deliberately, not quickly, and we remain focused on ensuring that Tucumã reaches its full potential in the year ahead. At Xavantina, the transition to mechanized mining represented a necessary investment in the long- term safety, productivity, and sustainability of the operation. While this transition resulted in a temporary reduction in gold production from mining and processing activities during the year, the Company largely mitigated this impact through the successful execution of a year-long value-creation initiative, which contributed meaningfully to total gold sales. At the Caraíba Operations, copper production increased modestly year-over-year and operational flexibility improved, supported by higher development rates and record mill throughput following the completion of a multi-quarter mill debottlenecking program. Continued investment in the Pilar shaft and broader mine infrastructure remains central to unlocking future growth and cost improvements beginning in 2027. Against this operational backdrop, 2025 also unfolded amid exceptionally strong macro tailwinds. Copper and gold prices reached record levels, and global attention on critical minerals intensified as governments and industries sought to secure long-term supply. 10 Annual Report | 2025

These dynamics underscore the strategic importance of Ero’s portfolio and reinforce the relevance of disciplined, responsible growth in jurisdictions aligned with global decarbonization and security objectives. From a governance perspective, the Board remains encouraged by management’s willingness to confront challenges directly, adjust plans where necessary, and continue investing with a long-term lens. Strengthening safety systems, preserving balance sheet flexibility, and maintaining capital discipline remain central to how the Company navigates both opportunity and uncertainty. Ero is entering 2026 with a clear understanding of where progress has been made, and where further work is required. The Board believes the Company is well positioned to benefit from favorable long-term fundamentals for copper and gold, while continuing to improve operational execution across the portfolio. On behalf of the Board of Directors, I would like to thank our employees for their resilience and professionalism, our communities and partners for their continued support, and our shareholders for their patience and trust. We remain committed to strong governance, thoughtful oversight, and supporting management as they work to translate potential into sustained performance. Sincerely, David Strang Executive Chairman March 5, 2026 11 Annual Report | 2025

Letter from the CEO Message from the President and Chief Executive Officer 2025 marked an important year of leadership, alignment, and foundation-building at Ero. I had the privilege of assuming the role of President and Chief Executive Officer this year, and our focus was clear: strengthen our commitment to health and safety, advance critical initiatives across our portfolio through disciplined execution, and position the Company for sustainable, long-term success. Protecting people is personal to me, and it remains one of the most important measures of our success. A central priority in 2025 was the continued transformation of our health and safety culture and systems. While this work was initiated in late 2024, 2025 represented a year of meaningful progress as we embedded new structures, processes, and behaviors across the organization. This effort required commitment at every level of the Company, and I am proud of the ownership our teams demonstrated in strengthening our safety culture and performance. In parallel, we undertook a deliberate effort to evolve our leadership and organizational capabilities. During the year, we enhanced our broader leadership team and made targeted investments in the people and systems required to support a growing and increasingly complex operating portfolio. These actions were foundational in nature – designed to improve decision-making, accountability, and scalability – and reflect our belief that strong, resilient organizations are built intentionally and from within. With this foundation taking shape, our teams continued to advance key operational and growth initiatives across the portfolio. 2025 delivered record consolidated copper production, meaningful progress at Tucumã following the declaration of commercial production, and important steps forward at Caraíba, Xavantina, and Furnas. While execution across a diverse portfolio is rarely linear, the work completed during the year meaningfully strengthened Ero’s platform for future performance and continued growth. A Year of Progress In many respects, 2025 unfolded as a year of two halves for Ero. The first half of the year was defined by focused investment in people, systems, and operating discipline, as well as continued work to stabilize and advance our operations following several setbacks that brought the need for significant growth and change. These efforts required patience, but they were essential to building a stronger, more resilient operating platform. As the year progressed, the benefits of this work became increasingly evident. In the second half of 2025, our operations delivered materially higher copper and gold production, supported by improving stability at Tucumã, stronger mining and processing performance at Caraíba, and, at Xavantina, the transition to mechanized mining alongside the commencement of gold concentrate sales. This momentum culminated in record consolidated copper production for the year and demonstrated the underlying capability of our asset base when matched with disciplined execution. The contrast between the first and second halves of the year reinforced an important lesson: sustainable operating performance is the result of deliberate preparation and consistent execution over time. While the path was less linear than we had anticipated, the progress achieved in the second half of 2025 gives me confidence in the direction we are heading and the strength of the foundations we are building. 12 Annual Report | 2025

Advancing Our Operations At Tucumã, our efforts in 2025 centered on building operating strength and stability as we progressed through the declaration of commercial production and continued to ramp up to steady-state operations. The team focused on improved stability across processing and maintenance activities, resulting in copper production increasing sequentially through the year. The work completed in 2025 was essential to establishing the operating foundation and principles needed to support continued improvement in the months and quarters ahead. At Xavantina, we made a deliberate decision to prioritize safety and long-term productivity through the transition to mechanized mining. This shift required significant change across the operation and temporarily impacted production as we made these foundational investments. In parallel, our teams advanced a value-creation initiative that enabled the sale of gold concentrates late in the year, demonstrating both adaptability and a clear focus on maximizing value while the operation evolves toward its next phase. At Caraíba, our focus was on improving flexibility and reliability. Higher development rates at Pilar and the successful completion of a multi-quarter mill debottlenecking program improved mining and processing capability of the operation and supported record mill throughput rates - part of our operational resilience framework. At the same time, continued investment in the Pilar shaft remains central to positioning the operation for its next phase of growth and margin improvement beginning in 2027. Positioned for the Future Beyond our operating assets, we continued to advance our longer-term growth pipeline. At Furnas, extensive drilling completed during the year expanded our understanding of the scale and quality of the system and laid the groundwork for the next phase of technical and economic evaluation. We expect to publish a preliminary economic analysis in the first half of 2026 and to continue advancing the project through a series of exploration programs that will support future engineering studies. The progress we are making across our portfolio is occurring at a time of exceptional strength in the copper and gold markets and increasing global focus on securing access to critical minerals. As governments and industries work to support electrification, decarbonization, the rapid growth in AI technologies and computing, and more resilient supply chains, the importance of responsible mineral production has never been clearer. With a diversified portfolio of high-quality assets in Brazil and a growing pipeline of organic growth opportunities, Ero is well positioned to contribute meaningfully to this demand. Looking Ahead Reflecting on 2025, I am proud of the progress our teams made, particularly in strengthening safety, advancing foundational capabilities, and building momentum across the portfolio. While challenges remain, we enter 2026 with greater clarity, stronger alignment, and a more resilient operating platform. Our priorities are clear: protect our people, execute with discipline, and continue investing responsibly to deliver long-term value for all stakeholders. I am confident in our direction, grateful for the dedication of our employees, and appreciative of the trust and support of our shareholders. Vamos em Frente, Makko DeFilippo President & Chief Executive Officer March 5, 2026 13 Annual Report | 2025

Management’s Discussion and Analysis For the Year Ended December 31, 2025

Table of Contents 15 Annual Report | 2025 BUSINESS OVERVIEW 16 HIGHLIGHTS 17 REVIEW OF OPERATIONS The Caraíba Operations 21 The Tucumã Operation 22 The Xavantina Operations 23 2026 GUIDANCE 24 REVIEW OF FINANCIAL RESULTS Review of quarterly results 26 Review of annual results 28 Summary of quarterly results for most recent eight quarters 30 OTHER DISCLOSURES Liquidity, Capital Resources, and Contractual Obligations 31 Management of Risks and Uncertainties 33 Other Financial Information 37 Accounting Policies, Judgments and Estimates 37 Capital Expenditures 41 Alternative Performance (NON-IFRS) Measures 42 Disclosure Controls and Procedures and Internal Control over Financial Reporting 53 Notes and Cautionary Statements 53

MANAGEMENT’S DISCUSSION AND ANALYSIS This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 5, 2026 and should be read in conjunction with the audited consolidated financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the year ended December 31, 2025, and related notes thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q4 2025” and “Q4 2024” are to the three months ended December 31, 2025 and December 31, 2024, respectively, and all references to "Fiscal 2025" and "Fiscal 2024" are to the years ended December 31, 2025 and December 31, 2024, respectively. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais. This MD&A refers to various alternative performance (Non-IFRS) measures, including copper C1 cash cost, realized copper price, gold C1 cash cost, gold all-in sustaining cost (“AISC”), realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share attributable to owners of the Company, net (cash) debt, working capital and available liquidity. Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" for a discussion of non-IFRS measures. This MD&A contains “forward‐looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of March 5, 2026, unless otherwise stated. BUSINESS OVERVIEW Ero is a Brazil-focused, growth-oriented mining company with a diversified portfolio of copper and gold assets, headquartered in Vancouver, B.C. The Company operates two copper mines – the Caraíba Operations in Bahia State and the Tucumã Operation in Pará State – as well as the Xavantina Operations, a producing gold mine in Mato Grosso State. In addition to its operating assets, Ero is advancing the Furnas Copper-Gold Project, located in the mineral-rich Carajás Province in Pará State, through a definitive earn-in agreement with Vale Base Metals to acquire a 60% interest in the project. Ero’s operating philosophy is grounded in a commitment to safety, operational excellence, and the responsible production of minerals essential for a better tomorrow. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO.” Additional information, including technical reports on the Company’s operations and projects, is available on the Company’s website (www.ero.com), SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov). Ero Copper Corp. December 31, 2025 MD&A | Page 1 16 Annual Report | 2025

MANAGEMENT’S DISCUSSION AND ANALYSIS This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 5, 2026 and should be read in conjunction with the audited consolidated financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the year ended December 31, 2025, and related notes thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q4 2025” and “Q4 2024” are to the three months ended December 31, 2025 and December 31, 2024, respectively, and all references to "Fiscal 2025" and "Fiscal 2024" are to the years ended December 31, 2025 and December 31, 2024, respectively. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais. This MD&A refers to various alternative performance (Non-IFRS) measures, including copper C1 cash cost, realized copper price, gold C1 cash cost, gold all-in sustaining cost (“AISC”), realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share attributable to owners of the Company, net (cash) debt, working capital and available liquidity. Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" for a discussion of non-IFRS measures. This MD&A contains “forward‐looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of March 5, 2026, unless otherwise stated. BUSINESS OVERVIEW Ero is a Brazil-focused, growth-oriented mining company with a diversified portfolio of copper and gold assets, headquartered in Vancouver, B.C. The Company operates two copper mines – the Caraíba Operations in Bahia State and the Tucumã Operation in Pará State – as well as the Xavantina Operations, a producing gold mine in Mato Grosso State. In addition to its operating assets, Ero is advancing the Furnas Copper-Gold Project, located in the mineral-rich Carajás Province in Pará State, through a definitive earn-in agreement with Vale Base Metals to acquire a 60% interest in the project. Ero’s operating philosophy is grounded in a commitment to safety, operational excellence, and the responsible production of minerals essential for a better tomorrow. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO.” Additional information, including technical reports on the Company’s operations and projects, is available on the Company’s website (www.ero.com), SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov). Ero Copper Corp. December 31, 2025 MD&A | Page 1 HIGHLIGHTS Operating Highlights 2025 - Q4 2025 - Q3 2024 - Q4 2025 2024 Copper (Caraíba Operations) Ore Processed (tonnes) 1,174,732 996,661 719,942 3,656,240 3,431,294 Grade (% Cu) 1.00 1.01 1.30 1.09 1.14 Cu Production (tonnes) 10,431 9,085 8,566 36,035 35,444 Cu Production (lbs) 22,995,437 20,029,832 18,883,286 79,443,361 78,139,888 Cu Sold in Concentrate (tonnes) 10,404 9,080 8,420 35,820 36,557 Cu Sold in Concentrate (lbs) 22,938,017 20,016,537 18,562,541 78,969,414 80,593,665 Cu C1 Cash Cost(1) $ 2.27 $ 2.32 $ 1.85 $ 2.22 $ 1.97 Copper (Tucumã Operation) Ore Processed (tonnes) 517,246 575,041 223,013 1,805,300 333,791 Grade (% Cu) 1.93 1.51 2.17 1.79 1.78 Cu Production (tonnes) 9,275 7,579 4,317 28,272 5,156 Cu Production (lbs) 20,448,756 16,707,162 9,515,937 62,329,079 11,365,980 Cu Sold in Concentrate (tonnes) 9,729 6,622 3,750 27,487 4,107 Cu Sold in Concentrate (lbs) 21,449,509 14,597,738 8,268,310 60,598,403 9,055,352 Cu C1 Cash Cost(1)(2) $ 1.75 $ 1.62 $ — $ 1.69 $ — Total Copper Cu Production (tonnes) 19,706 16,664 12,883 64,307 40,600 Cu Production (lbs) 43,444,193 36,736,994 28,399,223 141,772,440 89,505,868 Cu Sold in Concentrate (tonnes) 20,133 15,702 12,170 63,307 40,664 Cu Sold in Concentrate (lbs) 44,387,526 34,614,275 26,830,851 139,567,817 89,649,017 Realized copper price(1) $ 5.07 $ 4.29 $ 3.71 $ 4.46 $ 3.87 Cu C1 Cash Cost(1)(2) $ 2.03 $ 2.00 $ 1.85 $ 2.06 $ 1.97 Gold (Xavantina Operations) Ore Processed (tonnes) 53,256 47,865 26,120 172,178 146,161 Grade (g / tonne) 9.98 8.15 11.18 8.24 13.37 Au Production (oz) 13,837 9,073 8,936 37,291 57,210 Au Sold (oz) 13,401 8,439 11,106 35,950 60,195 Gold Sold in Concentrate (oz)(3) 12,754 — — 12,754 — Au C1 Cash Cost(1) $ 766 $ 1,086 $ 744 $ 976 $ 493 Au AISC(1) $ 1,702 $ 2,425 $ 1,691 $ 2,082 $ 1,006 (1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. (2) The Company declared commercial production at the Tucumã Operation effective July 1, 2025. As such, YTD 2025 copper C1 cash cost for the Tucumã Operation reflects costs from Q3 2025 onward only. Total YTD 2025 copper C1 cash costs include the Caraíba Operations' YTD costs and Tucumã Operation's costs from Q3 2025 onwards. (3) Gold Sold in Concentrate includes 14,999 ounces of gold shipped to customer, net of 2,245 ounces deliverable to Royal Gold under the Xavantina Gold Stream. Ero Copper Corp. December 31, 2025 MD&A | Page 2 17 Annual Report | 2025

Financial Highlights ($ in millions, except per share amounts) 2025 - Q4 2025 - Q3 2024 - Q4 2025 2024 Revenues $ 320.2 $ 177.1 $ 122.5 $ 785.8 $ 470.3 Gross profit 164.4 57.4 52.4 344.6 180.6 EBITDA(1) 151.8 90.8 (31.4) 474.6 24.8 Adjusted EBITDA(1) 186.7 77.1 59.1 409.7 216.2 Cash flow from operations 129.1 110.3 60.8 395.1 145.4 Net income (loss) 78.7 36.5 (48.9) 266.9 (67.8) Net income (loss) attributable to owners of the Company 77.0 36.0 (48.9) 263.7 (68.5) - Per share (basic) 0.74 0.35 (0.47) 2.54 (0.66) - Per share (diluted) 0.74 0.35 (0.47) 2.53 (0.66) Adjusted net income attributable to owners of the Company(1) 108.4 27.9 17.4 220.4 80.4 - Per share (basic) 1.04 0.27 0.17 2.13 0.78 - Per share (diluted) 1.04 0.27 0.17 2.12 0.78 Cash, cash equivalents, and short-term investments 105.4 66.3 50.4 105.4 50.4 Working capital (deficit)(1) 15.5 (45.2) (69.9) 15.5 (69.9) Available liquidity(1) 150.4 111.3 90.4 150.4 90.4 Net debt(1) 501.7 545.5 551.8 501.7 551.8 (1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. Q4 and Full-Year 2025 Highlights Execution of portfolio-wide operational initiatives delivered sequentially higher copper and gold production throughout 2025, culminating in record operating and financial results, including record full-year copper production and cash flow from operations. • Consolidated copper production increased 18.3% quarter-on-quarter to 19,706 tonnes, bringing full-year production to 64,307 tonnes in concentrate. Consolidated copper C1 cash costs(1) for the quarter and year were $2.03 and $2.06 per pound produced, respectively. ◦ The Tucumã Operation delivered its strongest quarter to date, producing 9,275 tonnes of copper in concentrate, a 22.4% increase quarter-on-quarter, driven by higher processed grades and continued ramp-up. Q4 2025 C1 cash costs(1) were $1.75 per pound produced. Full-year production totaled 28,272 tonnes, including 16,854 tonnes following the declaration of commercial production effective July 1, 2025, at C1 cash costs(1) of $1.69 per pound produced. ◦ The Caraíba Operations also delivered its strongest production quarter of the year, supported by record mill throughput following the completion of a multi-quarter plant debottlenecking initiative. Production increased 14.8% quarter-on-quarter to 10,431 tonnes of copper in concentrate at C1 cash costs(1) of $2.27 per pound, bringing full- year production to 36,035 tonnes at C1 cash costs(1) of $2.22. Ero Copper Corp. December 31, 2025 MD&A | Page 3 18 Annual Report | 2025

Financial Highlights ($ in millions, except per share amounts) 2025 - Q4 2025 - Q3 2024 - Q4 2025 2024 Revenues $ 320.2 $ 177.1 $ 122.5 $ 785.8 $ 470.3 Gross profit 164.4 57.4 52.4 344.6 180.6 EBITDA(1) 151.8 90.8 (31.4) 474.6 24.8 Adjusted EBITDA(1) 186.7 77.1 59.1 409.7 216.2 Cash flow from operations 129.1 110.3 60.8 395.1 145.4 Net income (loss) 78.7 36.5 (48.9) 266.9 (67.8) Net income (loss) attributable to owners of the Company 77.0 36.0 (48.9) 263.7 (68.5) - Per share (basic) 0.74 0.35 (0.47) 2.54 (0.66) - Per share (diluted) 0.74 0.35 (0.47) 2.53 (0.66) Adjusted net income attributable to owners of the Company(1) 108.4 27.9 17.4 220.4 80.4 - Per share (basic) 1.04 0.27 0.17 2.13 0.78 - Per share (diluted) 1.04 0.27 0.17 2.12 0.78 Cash, cash equivalents, and short-term investments 105.4 66.3 50.4 105.4 50.4 Working capital (deficit)(1) 15.5 (45.2) (69.9) 15.5 (69.9) Available liquidity(1) 150.4 111.3 90.4 150.4 90.4 Net debt(1) 501.7 545.5 551.8 501.7 551.8 (1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. Q4 and Full-Year 2025 Highlights Execution of portfolio-wide operational initiatives delivered sequentially higher copper and gold production throughout 2025, culminating in record operating and financial results, including record full-year copper production and cash flow from operations. • Consolidated copper production increased 18.3% quarter-on-quarter to 19,706 tonnes, bringing full-year production to 64,307 tonnes in concentrate. Consolidated copper C1 cash costs(1) for the quarter and year were $2.03 and $2.06 per pound produced, respectively. ◦ The Tucumã Operation delivered its strongest quarter to date, producing 9,275 tonnes of copper in concentrate, a 22.4% increase quarter-on-quarter, driven by higher processed grades and continued ramp-up. Q4 2025 C1 cash costs(1) were $1.75 per pound produced. Full-year production totaled 28,272 tonnes, including 16,854 tonnes following the declaration of commercial production effective July 1, 2025, at C1 cash costs(1) of $1.69 per pound produced. ◦ The Caraíba Operations also delivered its strongest production quarter of the year, supported by record mill throughput following the completion of a multi-quarter plant debottlenecking initiative. Production increased 14.8% quarter-on-quarter to 10,431 tonnes of copper in concentrate at C1 cash costs(1) of $2.27 per pound, bringing full- year production to 36,035 tonnes at C1 cash costs(1) of $2.22. Ero Copper Corp. December 31, 2025 MD&A | Page 3 • Gold production at the Xavantina Operations increased 52.5% quarter-on-quarter to 13,837 ounces, reflecting higher processed grades and plant throughput, supported by improved mining rates following the transition to mechanized mining. C1 cash costs(1) and AISC(1) for the quarter were $766 and $1,702 per ounce, respectively. Full-year gold production totaled 37,291 ounces at C1 cash costs(1) of $976 per ounce and AISC(1) of $2,082 per ounce. ◦ Q4 and full-year gold sales were also bolstered by the successful completion of a year- long value-creation initiative(2), resulting in the shipment of 14,999 ounces of gold in concentrates during the quarter. ◦ As a result, gold from Xavantina, including gold from mining and processing operations as well as from gold concentrate shipments, totaled 28,836 ounces for the quarter and 52,290 ounces for the year. • Operational execution across the portfolio, combined with historic metal prices during the quarter, contributed to exceptional financial results, including several record metrics for the quarter and full year. ◦ Cash flow from operations for the quarter and year were $129.1 million and $395.1 million, respectively. ◦ Fourth quarter and full-year adjusted EBITDA(1) were $186.7 million and $409.7 million, respectively. ◦ Net income attributable to the owners of the Company for the quarter and year were $77.0 million ($0.74 per share on a diluted basis) and $263.7 million ($2.53 per share on a diluted basis), respectively. ◦ Adjusted net income attributable to the owners of the Company(1) for the quarter and year were $108.4 million ($1.04 per share on a diluted basis) and $220.4 million ($2.12 per share on a diluted basis). • Available liquidity(1) at year-end was $150.4 million, including $105.4 million in cash and cash equivalents and $45.0 million of undrawn availability under the Company's senior secured revolving credit facility ("Senior Credit Facility"). Inaugural preliminary economic assessment (“PEA”) on the Furnas Copper-Gold Project (“Furnas” or the “Project”) announced in February 2026(3), based on the Company's Phase 1 drill program completed in 2025, outlines a large-scale, long-life operation with compelling economics. • Results from the Phase 1 program formed the foundation for an updated mineral resource estimate and the inaugural PEA, with highlights (on a 100% basis) including: ◦ A contemplated large-scale mine plan with four distinct open pit and underground operating areas, feeding a centralized processing facility with a design capacity of 13.5 million tonnes per annum over an initial 24-year mine life. ◦ Average annual copper equivalent(4) production of approximately 108,000 tonnes over the first 15 years of operation, including approximately 70,000 tonnes of copper, 111,000 ounces of gold, and 532,000 ounces of silver per year. ◦ Life-of-mine ("LOM") production totaling over 1.2 million tonnes of copper and approximately 2.0 million and 9.0 million ounces of gold and silver, respectively. ◦ LOM C1 cash costs(1) of approximately $0.30 per pound of copper produced, supported by significant gold and silver by-product credits. Ero Copper Corp. December 31, 2025 MD&A | Page 4 19 Annual Report | 2025

◦ Initial capital expenditures of approximately $1.3 billion at low capital intensity of approximately $16,000 per copper equivalent(4) tonne. ◦ An after-tax net present value ("NPV") (8%) of $2.0 billion and a 27.0% after-tax internal rate of return ("IRR") based on long-term copper, gold and silver prices of $4.60 per pound, $3,300 per ounce, and $40.00 per ounce, respectively. ◦ At $6.10 per pound copper and $5,550 per ounce gold, the Project's after-tax NPV (8%) more than doubles to $4.7 billion, with the after-tax IRR increasing to approximately 44.0%. • During 2025, the Company completed approximately 50,000 meters of drilling focused on Furnas' high-grade Southeast and Northwest Zones, where results demonstrated continuity and extended known mineralization. This drilling included: ◦ Completion of the 28,000-meter Phase 1 program in mid-2025; and ◦ Completion of the 17,000-meter Phase 2 program in early Q4. • The Company expects to drill an additional 50,000 meters in 2026, including the completion of the 45,000-meter Phase 3 drill program. The 2026 drilling strategy is focused on two primary objectives: (i) upgrading inferred mineral resources to higher confidence categories ahead of future technical studies and (ii) extending mineralization along strike within the high-grade zones adjacent to planned infrastructure. Targeted step-out drilling is designed to expand the scale of the underground mining areas in both the Southeast and Northwest Zones to support higher sustained production volumes beyond year 16 of the current PEA mine plan. • Over the next 12 to 24 months, activities on site will focus on continued exploration drilling while advancing engineering, environmental and permitting work. The Company is also evaluating several promising opportunities to further enhance the value of the Project, including: (i) extending mineralization through ongoing exploration drilling, (ii) incorporating a magnetite recovery circuit to reduce tailings volumes and generate additional by-product revenue through the production of a high-grade magnetite concentrate, and (iii) evaluating a gravity pre-concentration circuit to improve gold recoveries. These opportunities are in early stages of development and are not reflected in the economics presented in the PEA. The PEA is preliminary in nature and includes inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. (1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. (2) For more information on the Xavantina Operations' year-long value-creation initiative, please refer to the Company's press release dated November 4, 2025. (3) For more information on the updated Furnas mineral resource estimate and inaugural PEA, please see the Company's press release dated February 23, 2026. (4) Copper equivalent based on long-term metal prices of $4.60/lb copper, $3,300/oz gold, and $40.00/oz silver. Ero Copper Corp. December 31, 2025 MD&A | Page 5 20 Annual Report | 2025

◦ Initial capital expenditures of approximately $1.3 billion at low capital intensity of approximately $16,000 per copper equivalent(4) tonne. ◦ An after-tax net present value ("NPV") (8%) of $2.0 billion and a 27.0% after-tax internal rate of return ("IRR") based on long-term copper, gold and silver prices of $4.60 per pound, $3,300 per ounce, and $40.00 per ounce, respectively. ◦ At $6.10 per pound copper and $5,550 per ounce gold, the Project's after-tax NPV (8%) more than doubles to $4.7 billion, with the after-tax IRR increasing to approximately 44.0%. • During 2025, the Company completed approximately 50,000 meters of drilling focused on Furnas' high-grade Southeast and Northwest Zones, where results demonstrated continuity and extended known mineralization. This drilling included: ◦ Completion of the 28,000-meter Phase 1 program in mid-2025; and ◦ Completion of the 17,000-meter Phase 2 program in early Q4. • The Company expects to drill an additional 50,000 meters in 2026, including the completion of the 45,000-meter Phase 3 drill program. The 2026 drilling strategy is focused on two primary objectives: (i) upgrading inferred mineral resources to higher confidence categories ahead of future technical studies and (ii) extending mineralization along strike within the high-grade zones adjacent to planned infrastructure. Targeted step-out drilling is designed to expand the scale of the underground mining areas in both the Southeast and Northwest Zones to support higher sustained production volumes beyond year 16 of the current PEA mine plan. • Over the next 12 to 24 months, activities on site will focus on continued exploration drilling while advancing engineering, environmental and permitting work. The Company is also evaluating several promising opportunities to further enhance the value of the Project, including: (i) extending mineralization through ongoing exploration drilling, (ii) incorporating a magnetite recovery circuit to reduce tailings volumes and generate additional by-product revenue through the production of a high-grade magnetite concentrate, and (iii) evaluating a gravity pre-concentration circuit to improve gold recoveries. These opportunities are in early stages of development and are not reflected in the economics presented in the PEA. The PEA is preliminary in nature and includes inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. (1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. (2) For more information on the Xavantina Operations' year-long value-creation initiative, please refer to the Company's press release dated November 4, 2025. (3) For more information on the updated Furnas mineral resource estimate and inaugural PEA, please see the Company's press release dated February 23, 2026. (4) Copper equivalent based on long-term metal prices of $4.60/lb copper, $3,300/oz gold, and $40.00/oz silver. Ero Copper Corp. December 31, 2025 MD&A | Page 5 REVIEW OF OPERATIONS The Caraíba Operations 2025 - Q4 2025 - Q3 2024 - Q4 2025 2024 Ore mined (tonnes) 1,225,017 1,018,972 713,980 3,732,992 3,274,410 Ore processed (tonnes) 1,174,732 996,661 719,942 3,656,240 3,431,294 Grade (% Cu) 1.00 1.01 1.30 1.09 1.14 Recovery (%) 88.7 90.4 91.8 90.0 90.6 Cu Production (tonnes) 10,431 9,085 8,566 36,035 35,444 Cu Production (lbs) 22,995,437 20,029,832 18,883,286 79,443,361 78,139,888 Concentrate grade (% Cu) 33.0 33.1 32.8 32.6 33.0 Concentrate sales (tonnes) 31,220 27,541 25,743 109,748 110,650 Cu Sold in Concentrate (tonnes) 10,404 9,080 8,420 35,820 36,557 Cu Sold in Concentrate (lbs) 22,938,017 20,016,537 18,562,541 78,969,414 80,593,665 Copper C1 cash cost(1) $ 2.27 $ 2.32 $ 1.85 $ 2.22 $ 1.97 (1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. The Caraíba Operations produced 10,431 tonnes of copper in concentrate during the quarter, bringing full-year production to 36,035 tonnes. Completion of a multi-quarter plant debottlenecking initiative drove record processed volumes of nearly 1.2 million tonnes during the quarter, a 17.9% increase compared to Q3 2025, which helped to offset the impact of lower-than-planned mined and processed grades, as well as unplanned downtime in the crushing circuit that occurred late in the year. C1 cash costs(1) for the quarter and full year were $2.27 and $2.22 per pound of copper produced, respectively. The Caraíba Operations are expected to produce 35,000 to 40,000 tonnes of copper in concentrate in 2026, reflecting higher sustained mill throughput compared to 2025. Production is expected to be weighted toward H2 2026, driven by higher processed tonnage as well as improved copper grades relative to H1 2026. Full-year 2026 copper C1 cash cost(1) guidance is $2.30 to $2.50 per pound of copper produced. The anticipated increase in unit costs compared to 2025 primarily reflects lower planned grades and higher transport costs associated with an increased feed from the Surubim pit, as well as a stronger BRL foreign exchange rate. C1 cash costs(1) are expected to be above the annual guidance range in H1 2026 and decline sequentially through the third and fourth quarters. Ero Copper Corp. December 31, 2025 MD&A | Page 6 21 Annual Report | 2025

The Tucumã Operation 2025 - Q4 2025 - Q3 2024 - Q4 2025 2024 Ore mined (tonnes) 1,199,067 1,333,748 1,065,108 3,659,917 1,932,423 Ore processed (tonnes) 517,246 575,041 223,013 1,805,300 333,791 Grade (% Cu) 1.93 1.51 2.17 1.79 1.78 Recovery (%) 90.5 89.2 89.1 88.7 86.6 Cu Production (tonnes) 9,275 7,579 4,317 28,272 5,156 Cu Production (lbs) 20,448,756 16,707,162 9,515,937 62,329,079 11,365,980 Concentrate grade (% Cu) 29.4 29.9 28.6 29.9 28.0 Concentrate sales (tonnes) 34,111 24,077 13,384 93,935 15,036 Cu Sold in Concentrate (tonnes) 9,729 6,622 3,750 27,487 4,107 Cu Sold in Concentrate (lbs) 21,449,509 14,597,738 8,268,310 60,598,403 9,055,352 Copper C1 cash cost(1)(2) $ 1.75 $ 1.62 $ — $ 1.69 $ — (1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. (2) The Company declared commercial production at the Tucumã Operation effective July 1, 2025. YTD 2025 copper C1 cash cost for the Tucumã Operation refers to the period from Q3 2025 onwards only. The Tucumã Operation produced 9,275 tonnes of copper in concentrate during Q4 2025, reflecting a 22.4% increase compared to Q3 2025. Higher processed copper grades during the quarter helped to offset the impact of extended downtime in December, which was related to the pull-forward of planned Q1 2026 maintenance for the early replacement of mill liners due to quality issues associated with the original equipment manufacturer. C1 cash costs(1) for the quarter were $1.75 per pound. For the full year, the Tucumã Operation produced 28,272 tonnes of copper in concentrate. Following the declaration of commercial production, effective July 1, 2025, the operation produced 16,780 tonnes at C1 cash costs(1) of $1.69 per pound. The Tucumã Operation is expected to produce 32,500 to 37,500 tonnes of copper in concentrate in 2026, reflecting higher mill throughput compared to 2025, partially offset by lower planned processed grades. Mill throughput and copper production are expected to be lowest in Q1 2026, with full-year production modestly weighted toward H2 2026. Full-year 2026 C1 cash cost(1) guidance for Tucumã is $1.95 to $2.15 per pound of copper produced. The anticipated increase in unit costs compared to 2025 primarily reflects lower planned grades, higher concentrate transport costs, and the stronger BRL foreign exchange rate. Ero Copper Corp. December 31, 2025 MD&A | Page 7 22 Annual Report | 2025

The Tucumã Operation 2025 - Q4 2025 - Q3 2024 - Q4 2025 2024 Ore mined (tonnes) 1,199,067 1,333,748 1,065,108 3,659,917 1,932,423 Ore processed (tonnes) 517,246 575,041 223,013 1,805,300 333,791 Grade (% Cu) 1.93 1.51 2.17 1.79 1.78 Recovery (%) 90.5 89.2 89.1 88.7 86.6 Cu Production (tonnes) 9,275 7,579 4,317 28,272 5,156 Cu Production (lbs) 20,448,756 16,707,162 9,515,937 62,329,079 11,365,980 Concentrate grade (% Cu) 29.4 29.9 28.6 29.9 28.0 Concentrate sales (tonnes) 34,111 24,077 13,384 93,935 15,036 Cu Sold in Concentrate (tonnes) 9,729 6,622 3,750 27,487 4,107 Cu Sold in Concentrate (lbs) 21,449,509 14,597,738 8,268,310 60,598,403 9,055,352 Copper C1 cash cost(1)(2) $ 1.75 $ 1.62 $ — $ 1.69 $ — (1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. (2) The Company declared commercial production at the Tucumã Operation effective July 1, 2025. YTD 2025 copper C1 cash cost for the Tucumã Operation refers to the period from Q3 2025 onwards only. The Tucumã Operation produced 9,275 tonnes of copper in concentrate during Q4 2025, reflecting a 22.4% increase compared to Q3 2025. Higher processed copper grades during the quarter helped to offset the impact of extended downtime in December, which was related to the pull-forward of planned Q1 2026 maintenance for the early replacement of mill liners due to quality issues associated with the original equipment manufacturer. C1 cash costs(1) for the quarter were $1.75 per pound. For the full year, the Tucumã Operation produced 28,272 tonnes of copper in concentrate. Following the declaration of commercial production, effective July 1, 2025, the operation produced 16,780 tonnes at C1 cash costs(1) of $1.69 per pound. The Tucumã Operation is expected to produce 32,500 to 37,500 tonnes of copper in concentrate in 2026, reflecting higher mill throughput compared to 2025, partially offset by lower planned processed grades. Mill throughput and copper production are expected to be lowest in Q1 2026, with full-year production modestly weighted toward H2 2026. Full-year 2026 C1 cash cost(1) guidance for Tucumã is $1.95 to $2.15 per pound of copper produced. The anticipated increase in unit costs compared to 2025 primarily reflects lower planned grades, higher concentrate transport costs, and the stronger BRL foreign exchange rate. Ero Copper Corp. December 31, 2025 MD&A | Page 7 The Xavantina Operations 2025 - Q4 2025 - Q3 2024 - Q4 2025 2024 Ore mined (tonnes) 55,655 50,268 26,119 176,980 146,160 Ore processed (tonnes) 53,256 47,865 26,120 172,178 146,161 Head grade (grams per tonne Au) 9.98 8.15 11.18 8.24 13.37 Recovery (%) 79.6 78.4 92.8 82.8 92.0 Gold ounces produced (oz) 13,837 9,073 8,936 37,291 57,210 Silver ounces produced (oz) 8,264 6,418 5,654 23,090 33,927 Gold Sold in Dore (oz) 13,401 8,439 11,106 35,950 60,195 Silver Sold in Dore (oz) 8,295 5,608 6,426 22,753 34,503 Gold Sold in Concentrate (oz)(1) 12,754 — — 12,754 — Realized gold price(2) $ 3,885 $ 3,280 $ 2,080 $ 3,508 $ 2,142 Gold C1 cash cost(2) $ 766 $ 1,086 $ 744 $ 976 $ 493 Gold AISC(2) $ 1,702 $ 2,425 $ 1,691 $ 2,082 $ 1,006 (1) Gold sold in concentrate includes 14,999 ounces of gold shipped to customer, net of 2,245 ounces deliverable to Royal Gold under the Xavantina Gold Stream. (2) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. The Xavantina Operations produced 13,837 ounces of gold during the quarter at C1 cash costs(1) of $766 and AISC(1) of $1,702 per ounce. Gold production increased 52.5% quarter-on-quarter, driven by higher processed grades and mill throughput, reflecting the transition to mechanized mining, a milestone that is expected to support higher development and mining rates going forward. For the full year, the Xavantina Operations produced 37,291 ounces of gold from mining and processing operations at C1 cash costs(1) of $976 per ounce and AISC(1) of $2,082 per ounce. While the transition to mechanized mining resulted in a temporary step back in production in 2025 as the operation invested in the long-term productivity and safety of the mine, the impact was effectively mitigated through the successful completion of a year-long value-creation initiative(2) that culminated in 14,999 ounces of gold shipped in concentrates during Q4 2025, including 12,754 ounces sold and 2,245 ounces deliverable under the Xavantina Gold Stream. As a result, gold from Xavantina, including gold from mining and processing operations as well as from concentrate shipments, totaled 28,836 ounces for the quarter and 52,290 ounces for the full year. (1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. (2) For more information on the Xavantina Operations' year-long value-creation initiative, please refer to the Company's press release dated November 4, 2025. Ero Copper Corp. December 31, 2025 MD&A | Page 8 23 Annual Report | 2025

The Xavantina Operations are expected to produce 40,000 to 50,000 ounces of gold in 2026, reflecting higher total mined and processed volumes with gold grades returning toward long-term block model averages. Mining and processing rates as well as gold grades are expected to be the lowest in Q1 2026 due to mine sequencing, with gold production expected to resemble Q1 2025 levels as the operation advances new mechanized development headings in the Santo Antonio orebody and undertakes ventilation upgrades that are expected to support sustained mining rates of more than 60,000 tonnes per quarter going forward. As a result, full-year gold production is expected to be weighted toward H2 2026. Gold concentrate sales are also expected to be lowest in Q1 2026 due to seasonal rainfall, which extends drying time required prior to transport, during the rainy season. Concentrate sales are therefore expected to be well below Q4 levels in Q1 and increase in Q2 and Q3 as drying conditions improve during the region's dry season. Full-year 2026 C1 cash cost(1) guidance is $1,000 to $1,250 per ounce, with AISC(1) guidance of $2,000 to $2,500 per ounce. The anticipated increase in C1 cash costs(1) compared to 2025 reflects lower mined and processed grades in 2026, partially offset by higher processed tonnes. AISC(1) are also expected to increase year-on-year due to higher C1 cash costs(1) and increased sustaining capital expenditures, including ventilation and tailings-related investments associated with higher ore and waste production. 2026 GUIDANCE Consolidated copper production is expected to be in the range of 67,500 to 77,500 tonnes, representing an increase of up to 20% compared to 2025 results. Guidance reflects higher sustained plant throughput and lower planned grades at both the Caraíba and Tucumã Operations. Consolidated copper production is expected to be weighed towards H2 2026 due to mine sequencing and higher plant throughput expected throughout the year. Consequently, consolidated copper C1 cash costs(1), which are expected to range between $2.15 to $2.35 per pound of copper produced for the year, are projected to be higher in H1 2026 and decrease in H2 2026. At the Xavantina Operations, gold production from mining and processing operations is expected to total 40,000 to 50,000 ounces, reflecting higher total mined and processed volumes with grades returning to long-term block model averages. Gold production is expected to be lowest in Q1 2026 as the mine advances new mechanized development headings in the Santo Antônio orebody and integrates ventilation circuit upgrades, with full-year production expected to be weighted toward H2 2026. Full-year 2026 gold C1 cash cost(1) guidance is $1,000 to $1,250 per ounce, with AISC(1) guidance of $2,000 to $2,500 per ounce. Gold unit costs are expected to be highest in Q1 2026 due to lower production volumes, before declining over the remaining quarters as throughput increases. Similarly, gold concentrate sales volumes are expected to be lowest in Q1 due to seasonal rainfall affecting drying times with higher volumes projected in Q2 and into H2 2026 with dryer seasonal conditions. (1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. Ero Copper Corp. December 31, 2025 MD&A | Page 9 24 Annual Report | 2025

The Xavantina Operations are expected to produce 40,000 to 50,000 ounces of gold in 2026, reflecting higher total mined and processed volumes with gold grades returning toward long-term block model averages. Mining and processing rates as well as gold grades are expected to be the lowest in Q1 2026 due to mine sequencing, with gold production expected to resemble Q1 2025 levels as the operation advances new mechanized development headings in the Santo Antonio orebody and undertakes ventilation upgrades that are expected to support sustained mining rates of more than 60,000 tonnes per quarter going forward. As a result, full-year gold production is expected to be weighted toward H2 2026. Gold concentrate sales are also expected to be lowest in Q1 2026 due to seasonal rainfall, which extends drying time required prior to transport, during the rainy season. Concentrate sales are therefore expected to be well below Q4 levels in Q1 and increase in Q2 and Q3 as drying conditions improve during the region's dry season. Full-year 2026 C1 cash cost(1) guidance is $1,000 to $1,250 per ounce, with AISC(1) guidance of $2,000 to $2,500 per ounce. The anticipated increase in C1 cash costs(1) compared to 2025 reflects lower mined and processed grades in 2026, partially offset by higher processed tonnes. AISC(1) are also expected to increase year-on-year due to higher C1 cash costs(1) and increased sustaining capital expenditures, including ventilation and tailings-related investments associated with higher ore and waste production. 2026 GUIDANCE Consolidated copper production is expected to be in the range of 67,500 to 77,500 tonnes, representing an increase of up to 20% compared to 2025 results. Guidance reflects higher sustained plant throughput and lower planned grades at both the Caraíba and Tucumã Operations. Consolidated copper production is expected to be weighed towards H2 2026 due to mine sequencing and higher plant throughput expected throughout the year. Consequently, consolidated copper C1 cash costs(1), which are expected to range between $2.15 to $2.35 per pound of copper produced for the year, are projected to be higher in H1 2026 and decrease in H2 2026. At the Xavantina Operations, gold production from mining and processing operations is expected to total 40,000 to 50,000 ounces, reflecting higher total mined and processed volumes with grades returning to long-term block model averages. Gold production is expected to be lowest in Q1 2026 as the mine advances new mechanized development headings in the Santo Antônio orebody and integrates ventilation circuit upgrades, with full-year production expected to be weighted toward H2 2026. Full-year 2026 gold C1 cash cost(1) guidance is $1,000 to $1,250 per ounce, with AISC(1) guidance of $2,000 to $2,500 per ounce. Gold unit costs are expected to be highest in Q1 2026 due to lower production volumes, before declining over the remaining quarters as throughput increases. Similarly, gold concentrate sales volumes are expected to be lowest in Q1 due to seasonal rainfall affecting drying times with higher volumes projected in Q2 and into H2 2026 with dryer seasonal conditions. (1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. Ero Copper Corp. December 31, 2025 MD&A | Page 9 2026 Production and Cost Guidance Consolidated Copper Production (tonnes) Caraíba Operations 35,000 - 40,000 Tucumã Operation 32,500 - 37,500 Total Copper 67,500 - 77,500 Consolidated Copper C1 Cash Cost ($/lb)(1) Caraíba Operations $2.30 - $2.50 Tucumã Operation $1.95 - $2.15 Consolidated Copper Operations $2.15 - $2.35 The Xavantina Operations Au Production (ounces) 40,000 - 50,000 Gold C1 Cash Cost(1) ($/oz) $1,000 - $1,250 Gold AISC(1) ($/oz) $2,000 - $2,500 Note: Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent Annual Information Form ("AIF"), for a detailed summary of risk factors. (1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. 2026 Capital Expenditure Guidance Total capital expenditures in 2026 are expected to range between $275 to $320 million. Capital expenditures at the existing operations are expected in the range of $245 to $280 million and include growth capital of approximately $80 million related to the continued construction of the Pilar Mine's new shaft and ancillary infrastructure at the Caraíba Operations, as well as investments in additional mine ventilation, development, and equipment to support future growth at the Xavantina Operations. The Company expects to spend an additional $30 to $40 million to continue advancing Furnas exploration, engineering, and permitting workstreams, as well as advancing several exploration opportunities within the Company's portfolio. Figures presented in the table below are in USD millions. Caraíba Operations $170 - $185 Tucumã Operation $35 - $45 Xavantina Operations $40 - $50 Furnas Copper-Gold Project, Other Exploration & Corporate $30 - $40 Total $275 - $320 Note: Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent AIF, for a detailed summary of risk factors. Ero Copper Corp. December 31, 2025 MD&A | Page 10 25 Annual Report | 2025

REVIEW OF FINANCIAL RESULTS The following table provides a summary of the financial results of the Company for Q4 2025 and Q4 2024. Tabular amounts are in thousands of US dollars, except share and per share amounts. Three months ended December 31, Notes 2025 2024 Revenue 1 $ 320,154 $ 122,539 Cost of sales 2 (155,730) (70,164) Gross profit 164,424 52,375 Expenses General and administrative (13,936) (13,646) Share-based compensation (8,909) 7,496 Write-down of mineral properties and exploration and evaluation asset — (839) Operating Income 141,579 45,386 Finance income 2,201 690 Finance expense 3 (11,330) (3,851) Foreign exchange loss 4 (23,352) (92,804) Other expenses (6,907) (4,211) Income (loss) before income taxes 102,191 (54,790) Income tax (expense) recovery Current (18,591) (6,583) Deferred (4,862) 12,445 5 (23,453) 5,862 Net income (loss) for the period $ 78,738 $ (48,928) Other comprehensive loss Foreign currency translation loss 6 (31,762) (79,146) Comprehensive income (loss) $ 46,976 $ (128,074) Net income (loss) per share attributable to owners of the Company Basic $ 0.74 $ (0.47) Diluted $ 0.74 $ (0.47) Weighted average number of common shares outstanding Basic 103,961,272 103,345,064 Diluted 104,693,751 103,345,064 Ero Copper Corp. December 31, 2025 MD&A | Page 11 26 Annual Report | 2025

REVIEW OF FINANCIAL RESULTS The following table provides a summary of the financial results of the Company for Q4 2025 and Q4 2024. Tabular amounts are in thousands of US dollars, except share and per share amounts. Three months ended December 31, Notes 2025 2024 Revenue 1 $ 320,154 $ 122,539 Cost of sales 2 (155,730) (70,164) Gross profit 164,424 52,375 Expenses General and administrative (13,936) (13,646) Share-based compensation (8,909) 7,496 Write-down of mineral properties and exploration and evaluation asset — (839) Operating Income 141,579 45,386 Finance income 2,201 690 Finance expense 3 (11,330) (3,851) Foreign exchange loss 4 (23,352) (92,804) Other expenses (6,907) (4,211) Income (loss) before income taxes 102,191 (54,790) Income tax (expense) recovery Current (18,591) (6,583) Deferred (4,862) 12,445 5 (23,453) 5,862 Net income (loss) for the period $ 78,738 $ (48,928) Other comprehensive loss Foreign currency translation loss 6 (31,762) (79,146) Comprehensive income (loss) $ 46,976 $ (128,074) Net income (loss) per share attributable to owners of the Company Basic $ 0.74 $ (0.47) Diluted $ 0.74 $ (0.47) Weighted average number of common shares outstanding Basic 103,961,272 103,345,064 Diluted 104,693,751 103,345,064 Ero Copper Corp. December 31, 2025 MD&A | Page 11 Notes: 1. Revenues from copper sales in Q4 2025 was $222.5 million (Q4 2024 - $99.8 million) on sale of 44.4 million lbs of copper (Q4 2024 - 26.8 million lbs). The increase in copper revenues was primarily attributed to $78.4 million of incremental revenue from the Tucumã Operation and a 30% higher average realized price for sales from the Caraíba Operations against the comparative period. Revenues from gold sales in Q4 2025 was $97.7 million (Q4 2024 - $22.8 million) on sale of 13,401 ounces of gold (Q4 2024 - 11,106 ounces) at an average realized price of $3,885 per ounce (Q4 2024 - $2,080 per ounce). The increase in gold revenues was primarily driven by a 87% higher realized gold price and 21% higher sales volumes, partially offset by reduced head grades. Q4 gold sales were also bolstered by the successful completion of a year-long value-creation initiative that culminated in the sale of 12,754 ounces of gold sold in concentrate. 2. Cost of sales for Q4 2025 from copper sales was $131.7 million (Q4 2024 - $56.1 million). Cost of sales includes production costs which primarily consist $33.9 million (Q4 2024 - $15.3 million) in depreciation and depletion, $27.0 million (Q4 2024 - $9.4 million) in contracted services, $21.5 million (Q4 2024 - $11.5 million) in salaries and benefits, $19.6 million (Q4 2024 - $8.8 million) in materials and consumables, $15.1 million (Q4 2024 - $7.8 million) in maintenance costs, $12.2 million (Q4 2024 - $3.1 million) in sales expenses, and $4.6 million (Q4 2024 - $2.3 million) in utilities. Production costs were partially offset by $3.0 million increase (Q4 2024 - $2.4 million increase) in inventories. The increase in cost of sales in Q4 2025 compared to Q4 2024 was primarily attributed to a $45.6 million increase in cost of sales at the Tucumã Operation, as well as a $29.9 million increase at the Caraíba Operations reflecting higher mining and processing cost due to increase in ore mined and processed to offset lower head grade. Cost of sales for Q4 2025 from gold sales was $24.1 million (Q4 2024 - $14.0 million). Cost of sales includes production costs which primarily consist of $6.2 million (Q4 2024 - $4.6 million) in depreciation and depletion, $4.6 million (Q4 2024 - $2.7 million) in salaries and benefits, $3.2 million (Q4 2024 - $1.4 million) in materials and consumables, $3.0 million (Q4 2024 - $1.8 million) in contracted services, $2.1 million (Q4 2024 - $0.6 million) in maintenance costs, and $0.8 million (Q4 2024 - $0.5 million) in utilities. Production costs were partially offset by $1.1 million increase (Q4 2024 - $1.9 million) in inventories. The increase in cost of sales as compared to Q4 2024 reflects higher mining costs as the operation transitioned to mechanized mining, as well as increase in tonnes processed to offset lower head grades. 3. Finance expense for Q4 2025 was $11.3 million (Q4 2024 - $3.9 million) and was primarily comprised of interest on loans and borrowings of $6.0 million (Q4 2024 - nil), accretion of deferred revenue of $2.0 million (Q4 2024 - $0.6 million), other finance expense of $1.6 million (Q4 2024 - $2.3 million), accretion of asset retirement obligations of $0.9 million (Q4 2024 - $0.5 million), and lease interest of $0.7 million (Q4 2024 - $0.5 million). The increase in finance expense from Q4 2024 was primarily due to a decrease in capitalization of borrowing costs after commercial production was achieved at the Tucumã Operation effective July 1, 2025. During the quarter, $4.8 million (Q4 2024 - $10.3 million) in borrowing costs were capitalized to projects in progress primarily related to Deepening project. 4. Foreign exchange loss for Q4 2025 was $23.4 million (Q4 2024 - $92.8 million loss). This amount is primarily comprised of $21.9 million (Q4 2024 - $72.6 million loss) in foreign exchange loss on USD denominated debt at MCSA for which the functional currency is the BRL, and $4.7 million (Q4 2024 - $15.2 million loss) of unrealized foreign exchange loss on derivative contracts, partially offset by $2.9 million (Q4 2024 - $5.9 million loss) of realized foreign exchange gain on derivative contracts and other foreign exchange gains of $0.4 million (Q4 2024 - $1.0 million gains). The unrealized foreign exchange loss on USD denominated debt and on derivative contracts was a result of a 3% weakening of the BRL against the USD during the period. 5. In Q4 2025, the Company recognized $23.5 million in income tax expense (Q4 2024 $5.9 million recovery). The increase in income tax expense was primarily a result of an increase in income before taxes as compared to the same quarter of the prior year. 6. The foreign currency translation loss is a result of a fluctuation of the BRL against the USD during Q4 2025, which weakened from approximately 5.32 BRL per US dollar at the beginning of Q4 2025 to approximately 5.50 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements. Ero Copper Corp. December 31, 2025 MD&A | Page 12 27 Annual Report | 2025

The following table provides a summary of the financial results of the Company for Fiscal 2025, 2024 and 2023. Tabular amounts are in thousands of US dollars, except share and per share amounts. Year ended December 31, Notes 2025 2024 2023 Revenue 1 $ 785,844 $ 470,259 $ 427,480 Cost of sales 2 (441,215) (289,706) (270,635) Gross profit 344,629 180,553 156,845 Expenses General and administrative (49,451) (49,598) (52,429) Share-based compensation (24,580) (9,983) (9,218) Write-down of mineral properties and exploration and evaluation asset 3 — (12,051) — Operating Income 270,598 108,921 95,198 Finance income 5,377 4,300 12,465 Finance expense 4 (33,360) (17,089) (25,822) Foreign exchange gain (loss) 5 95,743 (165,008) 34,612 Other expenses (7,402) (6,565) (4,102) Income (loss) before income taxes 330,956 (75,441) 112,351 Income tax (expense) recovery Current (39,700) (17,662) (15,992) Deferred (24,350) 25,313 (2,055) 6 (64,050) 7,651 (18,047) Net income (loss) for the period $ 266,906 $ (67,790) $ 94,304 Other comprehensive gain (loss) Foreign currency translation gain (loss) 7 74,289 (165,027) 52,656 Comprehensive income (loss) $ 341,195 $ (232,817) $ 146,960 Net income (loss) per share attributable to owners of the Company Basic $ 2.54 $ (0.66) $ 0.99 Diluted $ 2.53 $ (0.66) $ 0.98 Weighted average number of common shares outstanding Basic 103,683,274 103,106,305 94,111,548 Diluted 104,132,269 103,106,305 94,896,334 Ero Copper Corp. December 31, 2025 MD&A | Page 13 28 Annual Report | 2025

The following table provides a summary of the financial results of the Company for Fiscal 2025, 2024 and 2023. Tabular amounts are in thousands of US dollars, except share and per share amounts. Year ended December 31, Notes 2025 2024 2023 Revenue 1 $ 785,844 $ 470,259 $ 427,480 Cost of sales 2 (441,215) (289,706) (270,635) Gross profit 344,629 180,553 156,845 Expenses General and administrative (49,451) (49,598) (52,429) Share-based compensation (24,580) (9,983) (9,218) Write-down of mineral properties and exploration and evaluation asset 3 — (12,051) — Operating Income 270,598 108,921 95,198 Finance income 5,377 4,300 12,465 Finance expense 4 (33,360) (17,089) (25,822) Foreign exchange gain (loss) 5 95,743 (165,008) 34,612 Other expenses (7,402) (6,565) (4,102) Income (loss) before income taxes 330,956 (75,441) 112,351 Income tax (expense) recovery Current (39,700) (17,662) (15,992) Deferred (24,350) 25,313 (2,055) 6 (64,050) 7,651 (18,047) Net income (loss) for the period $ 266,906 $ (67,790) $ 94,304 Other comprehensive gain (loss) Foreign currency translation gain (loss) 7 74,289 (165,027) 52,656 Comprehensive income (loss) $ 341,195 $ (232,817) $ 146,960 Net income (loss) per share attributable to owners of the Company Basic $ 2.54 $ (0.66) $ 0.99 Diluted $ 2.53 $ (0.66) $ 0.98 Weighted average number of common shares outstanding Basic 103,683,274 103,106,305 94,111,548 Diluted 104,132,269 103,106,305 94,896,334 Ero Copper Corp. December 31, 2025 MD&A | Page 13 Notes: 1. Revenues from copper sales in Fiscal 2025 amounted to $619.7 million (Fiscal 2024 - $343.0 million), reflecting the sale of 139.6 million lbs of copper compared to 89.6 million lbs in Fiscal 2024. The increase in revenues was primarily attributable to ramp-up of production from the Tucumã Operations, which had $261.4 million in revenue compared to $31.2 million in the prior year, as well as realizing higher copper prices at both operations compared to the prior year. Revenues from gold sales in Fiscal 2025 was $166.1 million (Fiscal 2024 - $127.3 million), reflecting the sale of 35,950 ounces of gold at a realized price of $3,508 per ounce, compared to 60,195 ounces of gold sold at a realized price of $2,142 per ounce in Fiscal 2024. The increase in revenue was driven by higher gold prices, partially offset by lower sales volume, compared to Fiscal 2024. Gold sales were also bolstered by the successful completion of a year-long value-creation initiative that culminated in the sale of 12,754 ounces of gold sold in concentrate in Q4. 2. Cost of sales for Fiscal 2025 from copper sales was $377.1 million (Fiscal 2024 - $237.3 million). Cost of sales includes production costs which primarily consist of $93.8 million (Fiscal 2024 - $65.3 million) in depreciation and depletion, $73.9 million (Fiscal 2024 - $51.0 million) in salaries and benefits, $69.5 million (Fiscal 2024 - $35.4 million) in contracted services, $59.0 million (Fiscal 2024 - $37.5 million) in materials and consumables, $48.7 million (Fiscal 2024 - $29.5 million) in maintenance costs, $28.3 million (Fiscal 2024 - $9.1 million) in sales expenses, and $16.3 million (Fiscal 2024 - $10.2 million) in utilities. Production costs were partially offset by $15.8 million increase (Fiscal 2024 - $1.8 million increase) in inventories. The increase in cost of sales was primarily attributable to a $96.0 million increase in cost of sales at the Tucumã Operation upon achieving commercial production on July 1, 2025, as well as a $43.8 million increase at the Caraíba Operations reflecting higher mining and processing cost due to increase in ore mined and processed to offset lower head grade. Cost of sales for Fiscal 2025 from gold sales was $64.1 million (Fiscal 2024- $52.4 million). Cost of sales includes production costs which primarily consist of $20.3 million (Fiscal 2024 - $20.4 million) in depreciation and depletion, $14.6 million (Fiscal 2024 - $10.3 million) in salaries and benefits, $9.2 million (Fiscal 2024 - $7.6 million) in contracted services, $8.9 million (Fiscal 2024 - $6.7 million) in materials and consumables, $5.0 million (Fiscal 2024 - $2.5 million) in maintenance costs, and $2.7 million (Fiscal 2024 - $2.3 million) in utilities. Production costs were partially offset by $3.0 million increase (Fiscal 2024 - $0.6 million decrease) in inventories. The increase in cost of sales reflects higher mining costs as the operation transitioned to mechanized mining, as well as increase in tonnes processed to offset lower head grades. 3. In Fiscal 2024, the Company recognized a write-down in exploration and evaluation assets of $12.1 million, primarily related to the termination of the Fides option agreement. 4. Finance expense for Fiscal 2025 was $33.4 million (Fiscal 2024 - $17.1 million) and was primarily comprised of interest on loans and borrowings of $12.7 million (Fiscal 2024 - nil), other finance expense of $7.7 million (Fiscal 2024 - $10.4 million) related to expected credit loss provision on a note receivable, accretion of deferred revenue of $6.8 million (Fiscal 2024 - $2.5 million), accretion of the asset retirement obligations of $3.5 million (Fiscal 2024 - $2.3 million), and lease interest of $2.7 million (Fiscal 2024 - $1.8 million). During Fiscal 2025, $31.8 million (Fiscal 2024 - $36.5 million) in interest was capitalized to projects in progress. The increase in finance expense was primarily attributable to a decrease in capitalized borrowing costs upon the Tucumã Operation achieving commercial production effective July 1, 2025. The increase in finance expense was also due to higher accretion of deferred revenue driven by the extension of the Original Xavantina Stream at the end of Q1 2025. 5. Foreign exchange gain for Fiscal 2025 was $95.7 million (Fiscal 2024 - $165.0 million loss). This amount was primarily comprised of a foreign exchange gain of $73.2 million (Fiscal 2024 - $129.4 million loss) on USD denominated debt in MCSA, for which the functional currency is the BRL, and a foreign exchange gain on unrealized derivative contracts of $22.7 million (Fiscal 2024 - $30.8 million loss), and a realized foreign exchange gain on derivative contracts of $3.0 million amount (Fiscal 2024 - $8.2 million loss), partially offset by other foreign exchange losses of $3.1 million (Fiscal 2024 - $3.4 million gains). The fluctuation in foreign exchange gains/losses were primarily a result of increased volatility of the USD/BRL foreign exchange rates, where the BRL strengthened 12.5% against the USD during Fiscal 2025. 6. In Fiscal 2025, the Company recognized an $64.1 million income tax expense (Fiscal 2024 - $7.7 million recovery), The change was primarily a result of a net income before income taxes in the current period compared with a net loss before income taxes in the comparative period. Ero Copper Corp. December 31, 2025 MD&A | Page 14 29 Annual Report | 2025

7. The foreign currency translation gain is a result of fluctuations of the BRL against the USD during Fiscal 2025, which strengthened from approximately 6.19 BRL per US dollar at the beginning of 2025 to approximately 5.50 BRL per US dollar by the end of the year, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements. SUMMARY OF QUARTERLY RESULTS The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts. Selected Financial Information Dec. 31,(1) Sep. 30,(2) Jun. 30,(3) Mar. 31,(4) Dec. 31,(5) Sep. 30,(6) Jun. 30,(7) Mar. 31,(8) 2025 2025 2025 2025 2024 2024 2024 2024 Revenue $ 320.2 $ 177.1 $ 163.5 $ 125.1 $ 122.5 $ 124.8 $ 117.1 $ 105.8 Cost of sales $ (155.7) $ (119.7) $ (96.2) $ (69.6) $ (70.2) $ (71.1) $ (73.8) $ (74.6) Gross profit $ 164.4 $ 57.4 $ 67.3 $ 55.5 $ 52.4 $ 53.7 $ 43.3 $ 31.2 Net income (loss) for period $ 78.7 $ 36.5 $ 71.0 $ 80.6 $ (48.9) $ 41.4 $ (53.4) $ (6.8) Income (loss) per share attributable to owners of the Company - Basic $ 0.74 $ 0.35 $ 0.68 $ 0.77 $ (0.47) $ 0.40 $ (0.52) $ (0.07) - Diluted $ 0.74 $ 0.35 $ 0.68 $ 0.77 $ (0.47) $ 0.39 $ (0.52) $ (0.07) Weighted average number of common shares outstanding - Basic 103,961,272 103,621,631 103,582,082 103,564,654 103,345,064 103,239,881 103,082,363 102,769,444 - Diluted 104,693,751 104,044,755 103,905,561 103,904,737 103,345,064 103,973,827 103,082,363 102,769,444 Notes: 1. During Q4 2025, the Company recognized net income of $78.7 million compared to net income of $36.5 million in the preceding quarter. The increase in net income compared to the prior quarter was primarily attributable to a $107.0 million higher gross profit, partially offset by $45.4 million lower foreign exchange gain ($23.3 million loss compared to $22.1 million gain in the prior quarter), $10.7 million increase in income tax expense, $6.2 million increase in other expenses, and $2.2 million increase in share-based compensation from mark-to-market revaluation of share-based compensation liability. 2. During Q3 2025, the Company recognized net income of $36.5 million compared to net income of $71.0 million in the preceding quarter. The decrease in net income compared to the prior quarter was primarily attributable to a $16.5 million lower foreign exchange gain, $9.9 million lower gross profit and $5.4 million higher finance expense from the cessation of capitalization of borrowing costs at the Tucumã Operation following the declaration of commercial production on July 1, 2025. 3. During Q2 2025, the Company recognized net income of $71.0 million compared to net income of $80.6 million in the preceding quarter. The decrease in net income was primarily attributable to a lower foreign exchange gain of $38.6 million in the current quarter compared to $58.4 million in the preceding quarter, partially offset by a higher gross profit of $67.4 million in the current quarter compared to $55.5 million in the preceding quarter. Ero Copper Corp. December 31, 2025 MD&A | Page 15 30 Annual Report | 2025

7. The foreign currency translation gain is a result of fluctuations of the BRL against the USD during Fiscal 2025, which strengthened from approximately 6.19 BRL per US dollar at the beginning of 2025 to approximately 5.50 BRL per US dollar by the end of the year, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements. SUMMARY OF QUARTERLY RESULTS The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts. Selected Financial Information Dec. 31,(1) Sep. 30,(2) Jun. 30,(3) Mar. 31,(4) Dec. 31,(5) Sep. 30,(6) Jun. 30,(7) Mar. 31,(8) 2025 2025 2025 2025 2024 2024 2024 2024 Revenue $ 320.2 $ 177.1 $ 163.5 $ 125.1 $ 122.5 $ 124.8 $ 117.1 $ 105.8 Cost of sales $ (155.7) $ (119.7) $ (96.2) $ (69.6) $ (70.2) $ (71.1) $ (73.8) $ (74.6) Gross profit $ 164.4 $ 57.4 $ 67.3 $ 55.5 $ 52.4 $ 53.7 $ 43.3 $ 31.2 Net income (loss) for period $ 78.7 $ 36.5 $ 71.0 $ 80.6 $ (48.9) $ 41.4 $ (53.4) $ (6.8) Income (loss) per share attributable to owners of the Company - Basic $ 0.74 $ 0.35 $ 0.68 $ 0.77 $ (0.47) $ 0.40 $ (0.52) $ (0.07) - Diluted $ 0.74 $ 0.35 $ 0.68 $ 0.77 $ (0.47) $ 0.39 $ (0.52) $ (0.07) Weighted average number of common shares outstanding - Basic 103,961,272 103,621,631 103,582,082 103,564,654 103,345,064 103,239,881 103,082,363 102,769,444 - Diluted 104,693,751 104,044,755 103,905,561 103,904,737 103,345,064 103,973,827 103,082,363 102,769,444 Notes: 1. During Q4 2025, the Company recognized net income of $78.7 million compared to net income of $36.5 million in the preceding quarter. The increase in net income compared to the prior quarter was primarily attributable to a $107.0 million higher gross profit, partially offset by $45.4 million lower foreign exchange gain ($23.3 million loss compared to $22.1 million gain in the prior quarter), $10.7 million increase in income tax expense, $6.2 million increase in other expenses, and $2.2 million increase in share-based compensation from mark-to-market revaluation of share-based compensation liability. 2. During Q3 2025, the Company recognized net income of $36.5 million compared to net income of $71.0 million in the preceding quarter. The decrease in net income compared to the prior quarter was primarily attributable to a $16.5 million lower foreign exchange gain, $9.9 million lower gross profit and $5.4 million higher finance expense from the cessation of capitalization of borrowing costs at the Tucumã Operation following the declaration of commercial production on July 1, 2025. 3. During Q2 2025, the Company recognized net income of $71.0 million compared to net income of $80.6 million in the preceding quarter. The decrease in net income was primarily attributable to a lower foreign exchange gain of $38.6 million in the current quarter compared to $58.4 million in the preceding quarter, partially offset by a higher gross profit of $67.4 million in the current quarter compared to $55.5 million in the preceding quarter. Ero Copper Corp. December 31, 2025 MD&A | Page 15 4. During Q1 2025, the Company recognized net income of $80.6 million compared to net loss of $48.9 million in the preceding quarter. The increase in net income was primarily attributable to foreign exchange gains of $58.4  million compared to foreign exchange losses of $92.8 million in the preceding quarter, partially offset by an income tax expense of $14.7 million compared to an income tax recovery of $5.9 million in the preceding quarter. 5. During Q4 2024, the Company recognized net loss of $48.9 million compared to net income of $41.4 million in the preceding quarter. The decrease in net income was primarily attributable to foreign exchange losses of $92.8 million compared to foreign exchange gains of $17.2 million in the preceding quarter, partially offset by income tax recovery of $5.9 million compared to income tax expense of $8.3 million in the preceding quarter. 6. During Q3 2024, the Company recognized net income of $41.4 million compared to net loss of $53.4 million in the preceding quarter. The increase in net income was primarily attributable to higher revenues, as well as foreign exchange gains of $17.2  million compared to foreign exchange losses of $70.5 million in the preceding quarter, as well as a $10.7 million write-down in exploration and evaluation assets recognized in the preceding quarter. 7. During Q2 2024, the Company recognized net loss of $53.4 million compared to net loss of $6.8 million in the preceding quarter. The increase in loss was primarily attributable to foreign exchange losses of $70.5 million compared to $19.0 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods. In addition, during the quarter, the Company terminated the Fides option agreement, resulting in a write-down in exploration and evaluation assets of $10.7 million. 8. During Q1 2024, the Company recognized net loss of $6.8 million compared to net income of $37.1 million in the preceding quarter. The decrease in income was primarily attributable to foreign exchange losses of $19.0 million compared to foreign exchange gains of $24.9 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods. LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS Liquidity As at December 31, 2025, the Company had cash and cash equivalents of $105.4 million and available liquidity of $150.4 million. Cash and cash equivalents were primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. Cash and cash equivalents increased by $55.0 million from December 31, 2024. The Company’s cash flows from operating, investing, and financing activities for the year ended December 31, 2025, are summarized as follows: • Cash from operating activities of $395.1 million, primarily consists of: ◦ $409.7 million of adjusted EBITDA (see Non-IFRS Measures); and ◦ $50.0 million of advance from the extension of the Original Xavantina Stream; net of: ◦ $14.0 million of amortization of non-cash deferred revenues; ◦ $51.7 million of net change in non-cash working capital items; ◦ $3.0 million of derivative contract settlements; and ◦ $1.9 million of income taxes paid. Ero Copper Corp. December 31, 2025 MD&A | Page 16 31 Annual Report | 2025

Partially offset by: • Cash used in investing activities of $278.6 million, including: ◦ $262.8 million of additions to mineral property, plant and equipment; and ◦ $19.7 million of additions to exploration and evaluation assets; net of: ◦ $3.9 million in proceeds from interest received. • Cash used in financing activities of $59.7 million, primarily consists of: ◦ $57.4 million of new loans and borrowings; and ◦ $7.2 million of proceeds from exercise of stock options; net of: ◦ $54.7 million of principal repayments on loans and borrowings; ◦ $42.7 million of interest paid on loans and borrowings; and ◦ $18.0 million of lease payments. As at December 31, 2025, the Company had working capital of $15.5 million. Capital Resources The Company’s primary sources of capital are comprised of cash from operations, and cash and cash equivalents on hand. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration expected cash flow from existing operations and available liquidity, management believes that the Company has sufficient capital to fund its planned operations and activities, and other initiatives, for the foreseeable future. At December 31, 2025, the Company had available liquidity of $150.4 million, including $105.4 million in cash and cash equivalents and $45.0 million of undrawn availability under its Senior Credit Facility. In January 2025, the Company amended its Senior Credit Facility to increase the limit from $150.0 million to $200.0 million and to extend the maturity from December 2026 to December 2028. Under the amended terms, the total leverage ratio was replaced with net leverage ratio for purposes of determining financial covenants and interest rates. The applicable interest margin and commitment fee ranges were reduced to sliding scales of SOFR plus 2.00% to 4.25% and 0.45% to 0.96%, respectively, with lower leverage ratios resulting in lower pricing. Ero Copper Corp. December 31, 2025 MD&A | Page 17 32 Annual Report | 2025

Partially offset by: • Cash used in investing activities of $278.6 million, including: ◦ $262.8 million of additions to mineral property, plant and equipment; and ◦ $19.7 million of additions to exploration and evaluation assets; net of: ◦ $3.9 million in proceeds from interest received. • Cash used in financing activities of $59.7 million, primarily consists of: ◦ $57.4 million of new loans and borrowings; and ◦ $7.2 million of proceeds from exercise of stock options; net of: ◦ $54.7 million of principal repayments on loans and borrowings; ◦ $42.7 million of interest paid on loans and borrowings; and ◦ $18.0 million of lease payments. As at December 31, 2025, the Company had working capital of $15.5 million. Capital Resources The Company’s primary sources of capital are comprised of cash from operations, and cash and cash equivalents on hand. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration expected cash flow from existing operations and available liquidity, management believes that the Company has sufficient capital to fund its planned operations and activities, and other initiatives, for the foreseeable future. At December 31, 2025, the Company had available liquidity of $150.4 million, including $105.4 million in cash and cash equivalents and $45.0 million of undrawn availability under its Senior Credit Facility. In January 2025, the Company amended its Senior Credit Facility to increase the limit from $150.0 million to $200.0 million and to extend the maturity from December 2026 to December 2028. Under the amended terms, the total leverage ratio was replaced with net leverage ratio for purposes of determining financial covenants and interest rates. The applicable interest margin and commitment fee ranges were reduced to sliding scales of SOFR plus 2.00% to 4.25% and 0.45% to 0.96%, respectively, with lower leverage ratios resulting in lower pricing. Ero Copper Corp. December 31, 2025 MD&A | Page 17 In May 2024, to support the commencement of production and associated working capital needs at the Tucumã Operation, the Company entered into a $50.0 million non-priced copper prepayment facility, structured by the Bank of Montreal and with participation by CIBC Capital Markets. This facility is being repaid over 27 equal monthly installments, beginning in October 2024, through the delivery of 272  tonnes of copper each month. Each monthly delivery's value is being determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $2.1 million, the excess value will be repaid to the Company. The copper to be delivered by the Company will be in the form of LME Copper Warrants. In March 2025, the Company exercised its option to increase the size of the non-priced copper prepayment facility by an additional $25.0  million. The Company is obligated to repay the $25.0 million additional facility over 21 equal monthly installments, beginning in April 2025, through the delivery of a minimum of 161 tonnes of copper each month. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $1.3 million, the excess value will be repaid to the Company. In relation to its loans and borrowings, the Company is required to comply with certain financial covenants. As of the date of the consolidated financial statements, the Company is in compliance with these covenants. The loan agreements also contain covenants that could restrict the ability of the Company and its subsidiaries, including MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company. On March 28, 2025, the Company extended the terms of the Original Xavantina Stream with Royal Gold to expand the area of influence from which production is subjected to the arrangement to include additional tenements acquired by the Company since the Original Xavantina Stream was completed, and extend the gold delivery threshold milestone from 93,000 ounces of gold to 160,000 ounces of gold, before decreasing to 10% of gold produced over the remaining life of the mine. In exchange, the Company received additional upfront cash consideration of $50.0 million. The delivery of additional ounces under the amended stream is expected to commence in 2028. Contractual Obligations and Commitments The Company has a precious metals purchase agreement (the "Xavantina Gold Stream") with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., whereby the Company is obligated to sell a portion of its gold production from the Xavantina Operations at contract prices. Refer to the "Liquidity Risk" section for further information on the Company's contractual obligations and commitments. MANAGEMENT OF RISKS AND UNCERTAINTIES The Company examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, Ero Copper Corp. December 31, 2025 MD&A | Page 18 33 Annual Report | 2025

currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board. Credit risk Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2025 and December 31, 2024: December 31, 2025 December 31, 2024 Cash and cash equivalents 105,442 $ 50,402 Trade receivables 41,061 18,399 Derivatives 4,701 — Note receivables 13,403 12,009 Deposits and other assets 3,577 4,961 $ 168,184 $ 85,771 The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. In 2022, one of the Company's customers in Brazil, Paranapanema S/A ("PMA"), filed for bankruptcy protection. As a preferred supplier to PMA, the Company had a note receivable arrangement with PMA, which was excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable arrangement, repayment was structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%. At December 31, 2025, PMA continued to be in default of the agreement and the gross amount of accounts and note receivable from PMA was $24.4  million (December  31, 2024 - $20.7  million). Accordingly, the note receivable is considered credit impaired, and the Company recorded a credit loss provision and present value discount of $14.9  million (December 31, 2024 - $13.1  million). The carrying value of the PMA note receivable at December 31, 2025 was $9.5  million (December 31, 2024 - $7.6 million), entirely included in deposits and other non-current assets (December 31, 2024 - $3.7  million). $0.2  million provision was recorded on the credit loss provision in the year ended December 31, 2025 (provision of $8.0 million for the year ended December 31, 2024). Liquidity risk Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible Ero Copper Corp. December 31, 2025 MD&A | Page 19 34 Annual Report | 2025

currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board. Credit risk Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2025 and December 31, 2024: December 31, 2025 December 31, 2024 Cash and cash equivalents 105,442 $ 50,402 Trade receivables 41,061 18,399 Derivatives 4,701 — Note receivables 13,403 12,009 Deposits and other assets 3,577 4,961 $ 168,184 $ 85,771 The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. In 2022, one of the Company's customers in Brazil, Paranapanema S/A ("PMA"), filed for bankruptcy protection. As a preferred supplier to PMA, the Company had a note receivable arrangement with PMA, which was excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable arrangement, repayment was structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%. At December 31, 2025, PMA continued to be in default of the agreement and the gross amount of accounts and note receivable from PMA was $24.4  million (December  31, 2024 - $20.7  million). Accordingly, the note receivable is considered credit impaired, and the Company recorded a credit loss provision and present value discount of $14.9  million (December 31, 2024 - $13.1  million). The carrying value of the PMA note receivable at December 31, 2025 was $9.5  million (December 31, 2024 - $7.6 million), entirely included in deposits and other non-current assets (December 31, 2024 - $3.7  million). $0.2  million provision was recorded on the credit loss provision in the year ended December 31, 2025 (provision of $8.0 million for the year ended December 31, 2024). Liquidity risk Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible Ero Copper Corp. December 31, 2025 MD&A | Page 19 that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company. The table below shows the Company's maturity of non-derivative financial liabilities on December 31, 2025: Non-derivative financial liabilities Carrying value Contractual cash flows Up to 12 months 1 - 2 years 3 - 5 years More than 5 years Loans and borrowings (including interest) $ 607,114 $ 754,667 $ 84,139 $ 231,225 $ 439,303 $ — Accounts payable and accrued liabilities 150,356 154,380 154,380 — — — Other non-current liabilities 15,146 32,527 — 31,271 870 386 Leases 25,233 27,686 18,697 8,870 106 14 Total $ 797,849 $ 969,260 $ 257,216 $ 271,366 $ 440,279 $ 400 As at December 31, 2025, the Company has capital commitments, which is net of advances to suppliers, of $51.4 million through contracts and purchase orders which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties. The Company also has a derivative financial asset for foreign exchange collar contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk. Foreign exchange currency risk The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings. The Company's exposure to foreign exchange currency risk at December 31, 2025 relates to $46.6 million (December 31, 2024 – $60.0 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at December 31, 2025 on $604.6 million of intercompany loan balances (December 31, 2024 - $513.6 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at December 31, 2025 by 10% and 20%, would have decreased (increased) pre- tax net loss by $65.1 million and $130.2 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant. Ero Copper Corp. December 31, 2025 MD&A | Page 20 35 Annual Report | 2025

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. A summary of the Company's foreign exchange derivatives at December 31, 2025 is summarized as follows: Notional Amount Denomination Weighted average floor Weighted average cap / forward price Maturities $537.0 million USD/BRL 5.54 6.34 January 2026 - December 2026 The aggregate fair value of the Company's foreign exchange derivatives was a net asset of $4.4 million (December 31, 2024 - liability of $17.9 million).The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party. The change in fair value of foreign exchange derivatives was a gain of $22.7 million for the year ended December 31, 2025 (a loss of $30.8 million for the year ended December 31, 2024), which has been recognized in foreign exchange gain (loss). In addition, during the year ended December 31, 2025, the Company recognized a realized gain of $3.0 million (realized loss of $8.2 million for the year ended December 31, 2024) related to the settlement of foreign currency forward collar contracts. Interest rate risk The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid. The Company is principally exposed to interest rate risk through its Senior Credit Facility and Brazilian Real denominated bank loans. Based on the Company’s net exposure at December 31, 2025, a 1% change in the variable rates would not materially impact its pre-tax annual net income. Price risk The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At December 31, 2025, the Company had gold collar contracts on 5,000 ounces of gold per month from January 2026 to June 2026. These gold derivative contracts establish an average floor price of $3,800 per ounce of gold and an average cap price of $4,350 per ounce. As of December 31, 2025, the fair value of these contracts was a net liability of $6.8 million (December 31, 2024 - liability of $0.1 million). The fair value of gold collar contracts was determined based on option pricing models, forward gold price, and information provided by counter party. During the year ended December 31, 2025, the Company recognized an unrealized loss of $4.7 million (unrealized gain of $0.2 million for the year ended December 31, 2024) and $5.9 million realized impact (realized loss of $2.6 million for the year ended December 31, 2024) in relation to its commodity derivatives in other income or loss. Ero Copper Corp. December 31, 2025 MD&A | Page 21 36 Annual Report | 2025

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. A summary of the Company's foreign exchange derivatives at December 31, 2025 is summarized as follows: Notional Amount Denomination Weighted average floor Weighted average cap / forward price Maturities $537.0 million USD/BRL 5.54 6.34 January 2026 - December 2026 The aggregate fair value of the Company's foreign exchange derivatives was a net asset of $4.4 million (December 31, 2024 - liability of $17.9 million).The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party. The change in fair value of foreign exchange derivatives was a gain of $22.7 million for the year ended December 31, 2025 (a loss of $30.8 million for the year ended December 31, 2024), which has been recognized in foreign exchange gain (loss). In addition, during the year ended December 31, 2025, the Company recognized a realized gain of $3.0 million (realized loss of $8.2 million for the year ended December 31, 2024) related to the settlement of foreign currency forward collar contracts. Interest rate risk The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid. The Company is principally exposed to interest rate risk through its Senior Credit Facility and Brazilian Real denominated bank loans. Based on the Company’s net exposure at December 31, 2025, a 1% change in the variable rates would not materially impact its pre-tax annual net income. Price risk The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At December 31, 2025, the Company had gold collar contracts on 5,000 ounces of gold per month from January 2026 to June 2026. These gold derivative contracts establish an average floor price of $3,800 per ounce of gold and an average cap price of $4,350 per ounce. As of December 31, 2025, the fair value of these contracts was a net liability of $6.8 million (December 31, 2024 - liability of $0.1 million). The fair value of gold collar contracts was determined based on option pricing models, forward gold price, and information provided by counter party. During the year ended December 31, 2025, the Company recognized an unrealized loss of $4.7 million (unrealized gain of $0.2 million for the year ended December 31, 2024) and $5.9 million realized impact (realized loss of $2.6 million for the year ended December 31, 2024) in relation to its commodity derivatives in other income or loss. Ero Copper Corp. December 31, 2025 MD&A | Page 21 At December 31, 2025, the Company had provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at December 31, 2025, a 10% change in the price of copper and gold would have changed pre-tax net income (loss) by $5.9 million. For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s AIF. OTHER FINANCIAL INFORMATION Off-Balance Sheet Arrangements As at December 31, 2025, the Company had no material off-balance sheet arrangements. Outstanding Share Data As of March 5, 2026, the Company had 104,276,466 common shares issued and outstanding. ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES Critical Accounting Judgments and Estimates The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. The Company’s material accounting policies and accounting estimates are contained in the Company’s consolidated financial statements for the year ended December 31, 2025. Judgements have been made in the determination of the functional currency of the Company and its subsidiaries, assessment of the probability of cash outflow related to legal claims and contingent liabilities, and commencement of commercial production. Certain of the Company's accounting policies, such as derivative instruments, deferred revenue, carrying amounts of mineral properties, provision for mine closure and reclamation costs, income tax including tax uncertainties, expected credit losses involve critical accounting estimates. Certain of these estimates are dependent on mineral reserves and resource information. Changes in mineral reserves and resources could impact depreciation and depletion rates, asset carrying amounts and the timing of mine closure and reclamation costs. The Company determines its mineral reserves and resources based on information compiled by competent individuals. Information regarding mineral reserves and resources is used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of CGUs, and for forecasting the timing of reclamation and closure cost expenditures. There are numerous uncertainties inherent in the determination of mineral reserves, and assumptions that are valid at the time of determination may change significantly when new information becomes available. Changes in the methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates Ero Copper Corp. December 31, 2025 MD&A | Page 22 37 Annual Report | 2025

may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves. Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively. Critical Judgments Functional currency The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate. The Company has determined that the functional currency for the Company is the US dollar while the functional currency for all of its Brazilian subsidiaries is the BRL. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Legal claims and contingent liabilities The recognition of legal provisions and contingent liabilities involves the assessment of claims made against the Company and each of its subsidiaries. The recognition of a legal provision, or disclosure of a contingent liability, involves certain judgments to determine the probability of whether a cash outflow will occur. In making this judgment, management has assessed various criteria and also relies on the opinions of its legal advisers to assist in making this assessment. Commencement of Commercial Production Determining when a mine under construction is substantially complete and ready for its intended use requires significant judgment. The criteria the Company used to make that determination for the Tucumã Operation included, amongst other things: • the ability of the mine to produce salable product (i.e. the ability to produce metal within specifications), • throughput of the processing plant reach a predefined percentage of design capacity over a reasonable period, • processing plant recoveries reaching a pre-defined percentage of expected recoveries. After evaluating the above factors, the Company concluded that the Tucumã Operation had achieved commercial production as of July 1, 2025, and therefore, is ready for its intended use. Income taxes The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters. Ero Copper Corp. December 31, 2025 MD&A | Page 23 38 Annual Report | 2025

may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves. Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively. Critical Judgments Functional currency The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate. The Company has determined that the functional currency for the Company is the US dollar while the functional currency for all of its Brazilian subsidiaries is the BRL. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Legal claims and contingent liabilities The recognition of legal provisions and contingent liabilities involves the assessment of claims made against the Company and each of its subsidiaries. The recognition of a legal provision, or disclosure of a contingent liability, involves certain judgments to determine the probability of whether a cash outflow will occur. In making this judgment, management has assessed various criteria and also relies on the opinions of its legal advisers to assist in making this assessment. Commencement of Commercial Production Determining when a mine under construction is substantially complete and ready for its intended use requires significant judgment. The criteria the Company used to make that determination for the Tucumã Operation included, amongst other things: • the ability of the mine to produce salable product (i.e. the ability to produce metal within specifications), • throughput of the processing plant reach a predefined percentage of design capacity over a reasonable period, • processing plant recoveries reaching a pre-defined percentage of expected recoveries. After evaluating the above factors, the Company concluded that the Tucumã Operation had achieved commercial production as of July 1, 2025, and therefore, is ready for its intended use. Income taxes The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters. Ero Copper Corp. December 31, 2025 MD&A | Page 23 The Company operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized. The Company’s assessment of whether it is probable that uncertain income tax treatments will be accepted by tax authorities in Brazil is a significant management judgment. Key Sources of Estimation Uncertainty The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Key areas of uncertainty including critical accounting estimates, that have the most significant effect on on the consolidated financial statements are summarized below: Derivative instruments The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market- corroborated inputs, including assumptions for forward interest and foreign exchange rates, volatilities and discount rates. The fair value of the Company’s derivative contracts includes an adjustment for credit risk for either the Company or the counter party as applicable. Changes in the assumptions for inputs into the models affect the fair value of the derivatives recognized in the statement of financial position as well as the unrealized gains or losses recognized in net income. Carrying amounts of mineral properties and associated mine closure and reclamation costs Changes in mineral reserves and resources information could impact depreciation and depletion rates, asset carrying amounts and the provisions for mine closure and reclamation costs. The Company determines its mineral reserves and resources based on information compiled by competent individuals. Mineral reserves and resources information is used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of cash generating unit, and for forecasting the timing of reclamation and closure cost expenditures. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the estimation methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves. Mine closure and reclamation costs Significant estimates and assumptions are made in determining the provision for mine closure and reclamation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities, timing of future cash flows, discount rates, inflation rate, and regulatory requirements. Ero Copper Corp. December 31, 2025 MD&A | Page 24 39 Annual Report | 2025

Changes in the above factors can result in a change to the provision recognized by the Company. Changes to mine closure and rehabilitation costs are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depreciation and depletion expense. Deferred Revenue Judgment and estimates were required in determining the accounting for the Xavantina Gold Stream with Royal Gold, which is accounted for as deferred revenue in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). As the Company’s obligation under the Xavantina Gold Stream will be satisfied through deliveries of a non-financial item (i.e. deliveries of gold ounces), rather than cash or other financial assets, it was determined to be entered into and continued to be held for the purpose of the delivery of a non-financial item in accordance with the Company’s expected sale or usage requirements and thus not within the scope of IFRS 9 Financial Instruments (“own use exemption”). The determination of whether the own use exemption applies requires management’s judgments. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Key inputs into the estimate of the amount of deferred revenue that should be recognized include the following: a. Future gold prices were used at inception of the contract and on the contract modification date to estimate the expected total consideration to be received under the contract including variable consideration and is used as the stand alone selling price to allocate the consideration to each ounce of gold to be delivered to Royal Gold, and b. Expected life of mine gold production and the timing thereof, which is estimated based on the approved life of mine for the Xavantina Operations and estimated proven and probable reserves. Expected credit loss provision Significant estimates are made in determining the expected credit loss provision for notes receivables which are measured at amortized costs as there are numerous factors that will affect the ultimate amount to be received. These factors include exposure at default, the expected recovery, and the timing of expected cash flow. Value-added taxes receivable The realization of the Company's long term value added taxes ("VAT") recoverable in Brazil included in deposits and other non-current assets depends on the generation of sufficient amounts of taxes payable in the future that are eligible for offset against VAT and/or to be recovered based on the enacted or substantively enacted state tax regulations. In assessing the recoverability of the VAT, the Company uses projections of future operating costs and capital expenditures as well as other information in estimating the timing and nature of the future taxes payable, which are based on future business performance and market conditions as well as expectations of applicable tax regulations. Changes in the projections can result in recognition of VAT impairment in net income, and in changes in the classification of VAT recoverable amounts between current and non-current. Ero Copper Corp. December 31, 2025 MD&A | Page 25 40 Annual Report | 2025

Changes in the above factors can result in a change to the provision recognized by the Company. Changes to mine closure and rehabilitation costs are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depreciation and depletion expense. Deferred Revenue Judgment and estimates were required in determining the accounting for the Xavantina Gold Stream with Royal Gold, which is accounted for as deferred revenue in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). As the Company’s obligation under the Xavantina Gold Stream will be satisfied through deliveries of a non-financial item (i.e. deliveries of gold ounces), rather than cash or other financial assets, it was determined to be entered into and continued to be held for the purpose of the delivery of a non-financial item in accordance with the Company’s expected sale or usage requirements and thus not within the scope of IFRS 9 Financial Instruments (“own use exemption”). The determination of whether the own use exemption applies requires management’s judgments. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Key inputs into the estimate of the amount of deferred revenue that should be recognized include the following: a. Future gold prices were used at inception of the contract and on the contract modification date to estimate the expected total consideration to be received under the contract including variable consideration and is used as the stand alone selling price to allocate the consideration to each ounce of gold to be delivered to Royal Gold, and b. Expected life of mine gold production and the timing thereof, which is estimated based on the approved life of mine for the Xavantina Operations and estimated proven and probable reserves. Expected credit loss provision Significant estimates are made in determining the expected credit loss provision for notes receivables which are measured at amortized costs as there are numerous factors that will affect the ultimate amount to be received. These factors include exposure at default, the expected recovery, and the timing of expected cash flow. Value-added taxes receivable The realization of the Company's long term value added taxes ("VAT") recoverable in Brazil included in deposits and other non-current assets depends on the generation of sufficient amounts of taxes payable in the future that are eligible for offset against VAT and/or to be recovered based on the enacted or substantively enacted state tax regulations. In assessing the recoverability of the VAT, the Company uses projections of future operating costs and capital expenditures as well as other information in estimating the timing and nature of the future taxes payable, which are based on future business performance and market conditions as well as expectations of applicable tax regulations. Changes in the projections can result in recognition of VAT impairment in net income, and in changes in the classification of VAT recoverable amounts between current and non-current. Ero Copper Corp. December 31, 2025 MD&A | Page 25 CAPITAL EXPENDITURES The following table presents capital expenditures at the Company’s operations on an accrual basis. 2025 2024 Caraíba Operations Growth $ 68,129 $ 74,321 Sustaining 107,953 81,998 Exploration 11,122 19,420 Deposit on Projects (10,627) (10,058) Total, Caraíba Operations $ 176,577 $ 165,681 Tucumã Operation Growth 1,591 107,689 Sustaining 18,388 4,125 Capitalized ramp-up costs 26,021 30,800 Exploration 1,476 3,973 Deposit on Projects (357) (19,805) Total, Tucumã Project $ 47,119 $ 126,782 Xavantina Operations Growth — 6,198 Sustaining 22,530 13,193 Exploration 5,312 5,289 Deposit on Projects 196 (55) Total, Xavantina Operations $ 28,038 $ 24,625 Corporate and Other Growth 749 — Sustaining 96 112 Exploration 20,467 7,725 Deposit on Projects (4) 10 Total, Corporate and Other $ 21,308 $ 7,847 Consolidated Growth 70,469 188,208 Sustaining 148,967 99,428 Capitalized ramp-up costs 26,021 30,800 Exploration 38,377 36,407 Deposit on Projects (10,792) (29,908) Total, Consolidated Capital Expenditures $ 273,042 $ 324,935 Ero Copper Corp. December 31, 2025 MD&A | Page 26 41 Annual Report | 2025

2025 2024 Total, Consolidated Capital Expenditures $ 273,042 $ 324,935 Add (less): Additions to exploration and evaluation assets (20,909) (8,629) Additions to right-of-use assets 25,007 18,012 Capitalized depreciation 454 592 Realized foreign exchange (loss) gain on capital expenditure hedges — (2,306) Total, additions per Mineral Properties, Plant and Equipment note $ 277,594 $ 332,604 ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, realized copper price, gold C1 cash cost, gold AISC, realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non- IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements. Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented. Copper C1 Cash Cost Copper C1 cash cost is a non-IFRS performance measure used by the Company to manage and evaluate the performance of its copper mining operations. Copper C1 cash cost is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs comprise the total cost of production, including expenses related to transportation, and treatment and refining charges. These costs are net of by-product credits and incentive payments. While copper C1 cash cost is widely reported in the mining industry as a performance benchmark, it does not have a standardized meaning and is disclosed as a supplement to IFRS measures. The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure. Ero Copper Corp. December 31, 2025 MD&A | Page 27 42 Annual Report | 2025

2025 2024 Total, Consolidated Capital Expenditures $ 273,042 $ 324,935 Add (less): Additions to exploration and evaluation assets (20,909) (8,629) Additions to right-of-use assets 25,007 18,012 Capitalized depreciation 454 592 Realized foreign exchange (loss) gain on capital expenditure hedges — (2,306) Total, additions per Mineral Properties, Plant and Equipment note $ 277,594 $ 332,604 ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, realized copper price, gold C1 cash cost, gold AISC, realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non- IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements. Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented. Copper C1 Cash Cost Copper C1 cash cost is a non-IFRS performance measure used by the Company to manage and evaluate the performance of its copper mining operations. Copper C1 cash cost is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs comprise the total cost of production, including expenses related to transportation, and treatment and refining charges. These costs are net of by-product credits and incentive payments. While copper C1 cash cost is widely reported in the mining industry as a performance benchmark, it does not have a standardized meaning and is disclosed as a supplement to IFRS measures. The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure. Ero Copper Corp. December 31, 2025 MD&A | Page 27 The Caraíba Operations Reconciliation: 2025 - Q4 2025 - Q3 2024 - Q4 2025 2024 Cost of production $ 55,895 $ 50,261 $ 33,685 $ 188,765 $ 158,006 Add (less): Transportation costs & other 1,904 1,731 1,149 6,749 4,967 Treatment, refining, and other 3,328 2,508 2,934 10,586 15,332 By-product credits (7,614) (6,693) (5,163) (25,211) (17,618) Incentive payments (1,516) (1,425) 1,127 (5,687) (2,384) Net change in inventory 266 199 927 1,513 (4,654) Foreign exchange translation and other 110 (46) 168 (67) 185 C1 cash costs $ 52,373 $ 46,535 $ 34,827 $ 176,648 $ 153,834 2025 - Q4 2025 - Q3 2024 - Q4 2025 2024 Costs Mining $ 38,482 $ 33,943 $ 24,906 $ 129,663 $ 104,572 Processing 8,867 8,222 6,580 29,990 28,753 Indirect 9,310 8,555 5,570 31,620 22,795 Production costs 56,659 50,720 37,056 191,273 156,120 By-product credits (7,614) (6,693) (5,163) (25,211) (17,618) Treatment, refining and other 3,328 2,508 2,934 10,586 15,332 C1 cash costs $ 52,373 $ 46,535 $ 34,827 $ 176,648 $ 153,834 2025 - Q4 2025 - Q3 2024 - Q4 2025 2024 Costs per pound Total copper produced (lbs, 000) 22,995 20,030 18,883 79,443 78,140 Mining $ 1.67 $ 1.69 $ 1.32 $ 1.63 $ 1.34 Processing $ 0.39 $ 0.41 $ 0.35 $ 0.38 $ 0.37 Indirect $ 0.40 $ 0.43 $ 0.29 $ 0.40 $ 0.29 By-product credits $ (0.33) $ (0.33) $ (0.27) $ (0.32) $ (0.23) Treatment, refining and other $ 0.14 $ 0.12 $ 0.16 $ 0.13 $ 0.20 Copper C1 cash costs $ 2.27 $ 2.32 $ 1.85 $ 2.22 $ 1.97 Ero Copper Corp. December 31, 2025 MD&A | Page 28 43 Annual Report | 2025

The Tucumã Operation(1) Reconciliation: 2025 - Q4 2025 - Q3 2025 Cost of production $ 29,689 $ 18,308 $ 65,193 Add (less): Transportation costs & other 8,376 4,880 13,256 Treatment, refining, and other — 1,486 1,486 Incentive payments (396) (401) (797) Net change in inventory (1,970) 2,783 813 Pre-commercial cost of production — — (17,196) C1 cash costs $ 35,699 $ 27,056 $ 62,755 (1) The Company declared commercial production at the Tucumã Operation effective July 1, 2025. Tucumã Operation reflects costs from Q3 2025 onward only. 2025 - Q4 2025 - Q3 2025 Costs Mining $ 6,110 $ 4,552 $ 10,662 Processing 17,253 12,455 29,708 Indirect 3,945 3,698 7,643 Production costs 27,308 20,705 48,013 Treatment, refining and other 8,391 6,351 14,742 C1 cash costs $ 35,699 $ 27,056 $ 62,755 2025 - Q4 2025 - Q3 2025 Costs per pound Total copper produced (lbs, 000) 20,449 16,707 37,156 Mining $ 0.30 $ 0.27 $ 0.29 Processing $ 0.84 $ 0.75 $ 0.80 Indirect $ 0.19 $ 0.22 $ 0.21 Treatment, refining and other $ 0.42 $ 0.38 $ 0.39 Copper C1 cash costs $ 1.75 $ 1.62 $ 1.69 Ero Copper Corp. December 31, 2025 MD&A | Page 29 44 Annual Report | 2025

The Tucumã Operation(1) Reconciliation: 2025 - Q4 2025 - Q3 2025 Cost of production $ 29,689 $ 18,308 $ 65,193 Add (less): Transportation costs & other 8,376 4,880 13,256 Treatment, refining, and other — 1,486 1,486 Incentive payments (396) (401) (797) Net change in inventory (1,970) 2,783 813 Pre-commercial cost of production — — (17,196) C1 cash costs $ 35,699 $ 27,056 $ 62,755 (1) The Company declared commercial production at the Tucumã Operation effective July 1, 2025. Tucumã Operation reflects costs from Q3 2025 onward only. 2025 - Q4 2025 - Q3 2025 Costs Mining $ 6,110 $ 4,552 $ 10,662 Processing 17,253 12,455 29,708 Indirect 3,945 3,698 7,643 Production costs 27,308 20,705 48,013 Treatment, refining and other 8,391 6,351 14,742 C1 cash costs $ 35,699 $ 27,056 $ 62,755 2025 - Q4 2025 - Q3 2025 Costs per pound Total copper produced (lbs, 000) 20,449 16,707 37,156 Mining $ 0.30 $ 0.27 $ 0.29 Processing $ 0.84 $ 0.75 $ 0.80 Indirect $ 0.19 $ 0.22 $ 0.21 Treatment, refining and other $ 0.42 $ 0.38 $ 0.39 Copper C1 cash costs $ 1.75 $ 1.62 $ 1.69 Ero Copper Corp. December 31, 2025 MD&A | Page 29 Total Copper Operations(1) Reconciliation: 2025 - Q4 2025 - Q3 2024 - Q4 2025 2024 Cost of production $ 85,584 $ 68,569 $ 33,685 $ 253,958 $ 158,006 Add (less): Transportation costs & other 10,280 6,611 1,149 20,005 4,967 Treatment, refining, and other 3,328 3,994 2,934 12,072 15,332 By-product credits (7,614) (6,693) (5,163) (25,211) (17,618) Incentive payments (1,912) (1,826) 1,127 (6,484) (2,384) Net change in inventory (1,704) 2,982 927 2,326 (4,654) Pre-commercial cost of production — — — (17,196) — Foreign exchange translation and other 110 (46) 168 (67) 185 C1 cash costs $ 88,072 $ 73,591 $ 34,827 $ 239,403 $ 153,834 2025 - Q4 2025 - Q3 2024 - Q4 2025 2024 Costs Mining $ 44,592 $ 38,495 $ 24,906 $ 140,325 $ 104,572 Processing 26,120 20,677 6,580 59,698 28,753 Indirect 13,255 12,253 5,570 39,263 22,795 Production costs 83,967 71,425 37,056 239,286 156,120 By-product credits (7,614) (6,693) (5,163) (25,211) (17,618) Treatment, refining and other 11,719 8,859 2,934 25,328 15,332 C1 cash costs $ 88,072 $ 73,591 $ 34,827 $ 239,403 $ 153,834 (1) Total Copper Operations include Caraíba and Tucumã. The Company declared commercial production at the Tucumã Operation effective July 1, 2025, as such, YTD 2025 copper C1 cash cost for the Tucumã Operation reflects costs from Q3 2025 onward only. Total YTD 2025 copper C1 cash costs include the Caraíba Operations' YTD costs and Tucumã Operation costs from Q3 2025 onwards. Ero Copper Corp. December 31, 2025 MD&A | Page 30 45 Annual Report | 2025

2025 - Q4 2025 - Q3 2024 - Q4 2025 2024 Costs per pound Total copper produced (lbs, 000) 43,444 36,737 18,883 116,599 78,140 Mining $ 1.03 $ 1.05 $ 1.32 $ 1.20 $ 1.34 Processing $ 0.60 $ 0.56 $ 0.35 $ 0.51 $ 0.37 Indirect $ 0.31 $ 0.33 $ 0.29 $ 0.34 $ 0.29 By-product credits $ (0.18) $ (0.18) $ (0.27) $ (0.22) $ (0.23) Treatment, refining and other $ 0.27 $ 0.24 $ 0.16 $ 0.23 $ 0.20 Copper C1 cash costs $ 2.03 $ 2.00 $ 1.85 $ 2.06 $ 1.97 Realized Copper Price Realized copper price is a non-IFRS ratio which is calculated as gross copper revenue divided by pounds of copper sold during the period. Management believes measuring realized copper price enables investors to better understand performance based on realized copper sales in each reporting period. The following tables provide a calculation of realized copper price and a reconciliation to copper segment. Reconciliation: 2025 - Q4 2025 - Q3 2024 - Q4 2025 2024 Copper revenue(1) $ 222,454 $ 149,720 $ 99,753 $ 619,736 $ 342,956 less: by-product credits (7,614) (6,112) (5,163) (25,183) (17,618) Net copper revenue 214,840 143,608 94,590 594,553 325,338 add: treatment, refining and other 5,586 2,335 3,704 15,244 16,237 add: royalty taxes 4,621 2,684 1,356 11,997 5,695 Gross copper revenue 225,047 148,627 99,650 621,794 347,270 Total copper sold in concentrate (lbs, 000) 44,388 34,614 26,831 139,568 89,649 Realized copper price $ 5.07 $ 4.29 $ 3.71 $ 4.46 $ 3.87 (1) Copper revenue includes provisional price and volume adjustments Gold C1 Cash Cost and Gold AISC Gold C1 cash cost is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. Gold C1 cash cost is widely reported in the mining Ero Copper Corp. December 31, 2025 MD&A | Page 31 46 Annual Report | 2025

2025 - Q4 2025 - Q3 2024 - Q4 2025 2024 Costs per pound Total copper produced (lbs, 000) 43,444 36,737 18,883 116,599 78,140 Mining $ 1.03 $ 1.05 $ 1.32 $ 1.20 $ 1.34 Processing $ 0.60 $ 0.56 $ 0.35 $ 0.51 $ 0.37 Indirect $ 0.31 $ 0.33 $ 0.29 $ 0.34 $ 0.29 By-product credits $ (0.18) $ (0.18) $ (0.27) $ (0.22) $ (0.23) Treatment, refining and other $ 0.27 $ 0.24 $ 0.16 $ 0.23 $ 0.20 Copper C1 cash costs $ 2.03 $ 2.00 $ 1.85 $ 2.06 $ 1.97 Realized Copper Price Realized copper price is a non-IFRS ratio which is calculated as gross copper revenue divided by pounds of copper sold during the period. Management believes measuring realized copper price enables investors to better understand performance based on realized copper sales in each reporting period. The following tables provide a calculation of realized copper price and a reconciliation to copper segment. Reconciliation: 2025 - Q4 2025 - Q3 2024 - Q4 2025 2024 Copper revenue(1) $ 222,454 $ 149,720 $ 99,753 $ 619,736 $ 342,956 less: by-product credits (7,614) (6,112) (5,163) (25,183) (17,618) Net copper revenue 214,840 143,608 94,590 594,553 325,338 add: treatment, refining and other 5,586 2,335 3,704 15,244 16,237 add: royalty taxes 4,621 2,684 1,356 11,997 5,695 Gross copper revenue 225,047 148,627 99,650 621,794 347,270 Total copper sold in concentrate (lbs, 000) 44,388 34,614 26,831 139,568 89,649 Realized copper price $ 5.07 $ 4.29 $ 3.71 $ 4.46 $ 3.87 (1) Copper revenue includes provisional price and volume adjustments Gold C1 Cash Cost and Gold AISC Gold C1 cash cost is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. Gold C1 cash cost is widely reported in the mining Ero Copper Corp. December 31, 2025 MD&A | Page 31 industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures. Gold AISC is an extension of gold C1 cash cost discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. Gold AISC is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. Gold AISC is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures. The following table provides a reconciliation of gold C1 cash cost and gold AISC to cost of production, its most directly comparable IFRS measure. Reconciliation: 2025 - Q4 2025 - Q3 2024 - Q4 2025 2024 Cost of production $ 12,882 $ 10,032 $ 9,000 $ 37,900 $ 30,055 Add (less): Incentive payments (442) (364) (434) (1,284) (1,481) Net change in inventory (208) 191 (1,914) 1,385 (594) By-product credits (459) (208) (189) (937) (869) Smelting and refining 85 49 62 211 328 Gold concentrate re-handling cost (1,444) — — (1,444) — Foreign exchange translation, transportation and other 191 156 125 564 775 C1 cash costs $ 10,605 $ 9,856 $ 6,650 $ 36,395 $ 28,214 Site general and administrative 1,628 1,602 1,576 5,582 5,600 Accretion of mine closure and rehabilitation provision 152 151 78 589 340 Sustaining capital expenditure 7,091 7,307 4,597 22,748 13,288 Sustaining lease payments 3,073 2,524 1,681 9,934 7,512 Royalties and production taxes 995 566 526 2,410 2,584 AISC $ 23,544 $ 22,006 $ 15,108 $ 77,658 $ 57,538 2025 - Q4 2025 - Q3 2024 - Q4 2025 2024 Costs Mining $ 5,619 $ 4,871 $ 3,325 $ 18,802 $ 14,702 Processing 3,138 2,787 2,162 10,603 9,117 Indirect 2,222 2,357 1,290 7,716 4,936 Production costs 10,979 10,015 6,777 37,121 28,755 Smelting and refining costs 85 49 62 211 328 Ero Copper Corp. December 31, 2025 MD&A | Page 32 47 Annual Report | 2025

By-product credits (459) (208) (189) (937) (869) C1 cash costs $ 10,605 $ 9,856 $ 6,650 $ 36,395 $ 28,214 Site general and administrative 1,628 1,602 1,576 5,582 5,600 Accretion of mine closure and rehabilitation provision 152 151 78 589 340 Sustaining capital expenditure 7,091 7,307 4,597 22,748 13,288 Sustaining leases payments 3,073 2,524 1,681 9,934 7,512 Royalties and production taxes 995 566 526 2,410 2,584 AISC $ 23,544 $ 22,006 $ 15,108 $ 77,658 $ 57,538 Costs per ounce Total gold produced (ounces) 13,837 9,073 8,936 37,291 57,210 Mining $ 406 $ 537 $ 372 $ 504 $ 257 Processing $ 227 $ 307 $ 242 $ 284 $ 159 Indirect $ 160 $ 260 $ 144 $ 207 $ 86 Smelting and refining $ 6 $ 5 $ 7 $ 6 $ 6 By-product credits $ (33) $ (23) $ (21) $ (25) $ (15) Gold C1 cash cost $ 766 $ 1,086 $ 744 $ 976 $ 493 Gold AISC $ 1,702 $ 2,425 $ 1,691 $ 2,082 $ 1,006 Realized Gold Price Realized gold price is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring realized gold price enables investors to better understand performance based on the realized gold sales in each reporting period. The following table provides a calculation of realized gold price and a reconciliation to gold segment revenues, its most directly comparable IFRS measure. Ero Copper Corp. December 31, 2025 MD&A | Page 33 48 Annual Report | 2025

By-product credits (459) (208) (189) (937) (869) C1 cash costs $ 10,605 $ 9,856 $ 6,650 $ 36,395 $ 28,214 Site general and administrative 1,628 1,602 1,576 5,582 5,600 Accretion of mine closure and rehabilitation provision 152 151 78 589 340 Sustaining capital expenditure 7,091 7,307 4,597 22,748 13,288 Sustaining leases payments 3,073 2,524 1,681 9,934 7,512 Royalties and production taxes 995 566 526 2,410 2,584 AISC $ 23,544 $ 22,006 $ 15,108 $ 77,658 $ 57,538 Costs per ounce Total gold produced (ounces) 13,837 9,073 8,936 37,291 57,210 Mining $ 406 $ 537 $ 372 $ 504 $ 257 Processing $ 227 $ 307 $ 242 $ 284 $ 159 Indirect $ 160 $ 260 $ 144 $ 207 $ 86 Smelting and refining $ 6 $ 5 $ 7 $ 6 $ 6 By-product credits $ (33) $ (23) $ (21) $ (25) $ (15) Gold C1 cash cost $ 766 $ 1,086 $ 744 $ 976 $ 493 Gold AISC $ 1,702 $ 2,425 $ 1,691 $ 2,082 $ 1,006 Realized Gold Price Realized gold price is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring realized gold price enables investors to better understand performance based on the realized gold sales in each reporting period. The following table provides a calculation of realized gold price and a reconciliation to gold segment revenues, its most directly comparable IFRS measure. Ero Copper Corp. December 31, 2025 MD&A | Page 33 (in '000s except for ounces and price per ounce) 2025 - Q4 2025 - Q3 2024 - Q4 2025 2024 Xavantina revenue $ 97,699 $ 27,372 $ 22,786 $ 166,107 $ 127,303 less: by-product credits (459) (208) (189) (937) (869) Gold revenue, net $ 97,240 $ 27,164 $ 22,597 $ 165,170 $ 126,434 add: smelting, refining, and other charges 4,384 520 507 5,687 2,492 Gold revenue, gross $ 101,624 $ 27,684 $ 23,104 $ 170,857 $ 128,926 Spot (cash) $ 88,868 $ 22,342 $ 21,069 $ 145,096 $ 103,091 Stream (cash) $ 7,373 $ 2,375 $ 1,788 $ 11,758 $ 7,525 Stream (amortization of deferred revenue)(1) $ 5,383 $ 2,967 $ 247 $ 14,003 $ 18,310 Total gold ounces sold 26,155 8,439 11,106 48,704 60,195 Spot 21,712 6,439 7,770 39,012 44,278 Stream 4,443 2,000 3,336 9,692 15,917 Realized gold price (per ounce) $ 3,885 $ 3,280 $ 2,080 $ 3,508 $ 2,142 Spot $ 4,093 $ 3,470 $ 2,712 $ 3,719 $ 2,328 Stream (cash + amortization of deferred revenue)(1) $ 2,871 $ 2,671 $ 610 $ 2,658 $ 1,623 Cash (spot cash + stream cash) $ 3,680 $ 2,929 $ 2,058 $ 3,221 $ 1,838 (1) Amortization of deferred revenue during the year ended December 31, 2025 was net of $0.7 million and $0.2 million (year ended December 31, 2024 - $4.2 million and $3.0 million, respectively) related to change in estimate attributed to advances received and change in life-of-mine production estimates. Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, finance income, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items. The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure. Ero Copper Corp. December 31, 2025 MD&A | Page 34 49 Annual Report | 2025

Reconciliation: 2025 - Q4 2025 - Q3 2024 - Q4 2025 2024 Net Income (Loss) $ 78,738 $ 36,513 $ (48,928) $ 266,906 $ (67,790) Adjustments: Finance expense 11,330 11,331 3,851 33,360 17,089 Finance income (2,201) (1,208) (690) (5,377) (4,300) Income tax expense (recovery) 23,453 12,774 (5,862) 64,050 (7,651) Amortization and depreciation 40,503 31,369 20,265 115,707 87,410 EBITDA $ 151,823 $ 90,779 $ (31,364) $ 474,646 $ 24,758 Foreign exchange loss (gain) 23,352 (22,055) 92,804 (95,743) 165,008 Share based compensation 8,909 6,742 (7,496) 24,580 9,983 Unrealized loss (gain) on commodity derivatives 1,597 1,627 (250) 4,690 (238) Change in rehabilitation and closure provision(1) 556 — 4,609 556 4,609 Write-down of mineral properties and exploration and evaluation asset — — 839 — 12,051 Others 507 — — 965 — Adjusted EBITDA $ 186,744 $ 77,093 $ 59,142 $ 409,694 $ 216,171 (1) Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income. Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company “Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures. The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure. Ero Copper Corp. December 31, 2025 MD&A | Page 35 50 Annual Report | 2025

Reconciliation: 2025 - Q4 2025 - Q3 2024 - Q4 2025 2024 Net Income (Loss) $ 78,738 $ 36,513 $ (48,928) $ 266,906 $ (67,790) Adjustments: Finance expense 11,330 11,331 3,851 33,360 17,089 Finance income (2,201) (1,208) (690) (5,377) (4,300) Income tax expense (recovery) 23,453 12,774 (5,862) 64,050 (7,651) Amortization and depreciation 40,503 31,369 20,265 115,707 87,410 EBITDA $ 151,823 $ 90,779 $ (31,364) $ 474,646 $ 24,758 Foreign exchange loss (gain) 23,352 (22,055) 92,804 (95,743) 165,008 Share based compensation 8,909 6,742 (7,496) 24,580 9,983 Unrealized loss (gain) on commodity derivatives 1,597 1,627 (250) 4,690 (238) Change in rehabilitation and closure provision(1) 556 — 4,609 556 4,609 Write-down of mineral properties and exploration and evaluation asset — — 839 — 12,051 Others 507 — — 965 — Adjusted EBITDA $ 186,744 $ 77,093 $ 59,142 $ 409,694 $ 216,171 (1) Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income. Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company “Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures. The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure. Ero Copper Corp. December 31, 2025 MD&A | Page 35 Reconciliation: 2025 - Q4 2025 - Q3 2024 - Q4 2025 2024 Net income (loss) as reported attributable to the owners of the Company $ 76,970 $ 35,978 $ (48,944) $ 263,723 $ (68,475) Adjustments: Share based compensation 8,909 6,742 (7,496) 24,580 9,983 Unrealized foreign exchange loss (gain) on USD denominated balances in MCSA 19,289 (15,057) 66,971 (63,600) 114,885 Unrealized foreign exchange loss (gain) on foreign exchange derivative contracts 4,723 (3,964) 15,182 (22,586) 30,685 Unrealized loss (gain) on commodity derivatives 1,559 1,574 (243) 4,579 (240) Change in rehabilitation and closure provision(1) 554 — 4,591 554 4,591 Write-down of mineral properties and exploration and evaluation asset — — 836 — 12,046 Others 504 — — 962 — Tax effect on the above adjustments (4,061) 2,661 (13,459) 12,160 (23,060) Adjusted net income attributable to owners of the Company $ 108,447 $ 27,934 $ 17,438 $ 220,372 $ 80,415 Weighted average number of common shares Basic 103,961,272 103,621,631 103,345,064 103,683,274 103,106,305 Diluted 104,693,751 104,044,755 103,877,690 104,132,269 103,713,563 Adjusted EPS Basic $ 1.04 $ 0.27 $ 0.17 $ 2.13 $ 0.78 Diluted $ 1.04 $ 0.27 $ 0.17 $ 2.12 $ 0.78 (1) Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income. Net Debt Net debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net debt is determined based on cash and cash equivalents, short-term investments, net of loans and borrowings as reported in the Company’s consolidated financial statements. The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s consolidated financial statements as at the periods presented. Ero Copper Corp. December 31, 2025 MD&A | Page 36 51 Annual Report | 2025

December 31, 2025 September 30, 2025 December 31, 2024 Current portion of loans and borrowings $ 55,711 $ 50,590 $ 45,893 Long-term portion of loans and borrowings 551,403 561,146 556,296 Less: Cash and cash equivalents (105,442) (66,257) (50,402) Net debt (cash) $ 501,672 $ 545,479 $ 551,787 Working Capital and Available Liquidity Working capital is calculated as current assets less current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company’s consolidated financial statements as at the periods presented. December 31, 2025 September 30, 2025 December 31, 2024 Current assets $ 276,212 $ 207,413 $ 141,790 Less: Current liabilities (260,718) (252,579) (211,706) Working capital (deficit) $ 15,494 $ (45,166) $ (69,916) Cash and cash equivalents 105,442 66,257 50,402 Available undrawn revolving credit facilities(1) 45,000 45,000 15,000 Available undrawn prepayment facilities(2) — — 25,000 Available liquidity $ 150,442 $ 111,257 $ 90,402 (1) In January 2025, the Company amended its Senior Credit Facility to increase the limit from $150.0 million to $200.0 million and extended the maturity from December 2026 to December 2028. (2) In March 2025, the Company exercised its option to increase the size of its copper prepayment facility from $50.0 million to $75.0 million. Ero Copper Corp. December 31, 2025 MD&A | Page 37 52 Annual Report | 2025

December 31, 2025 September 30, 2025 December 31, 2024 Current portion of loans and borrowings $ 55,711 $ 50,590 $ 45,893 Long-term portion of loans and borrowings 551,403 561,146 556,296 Less: Cash and cash equivalents (105,442) (66,257) (50,402) Net debt (cash) $ 501,672 $ 545,479 $ 551,787 Working Capital and Available Liquidity Working capital is calculated as current assets less current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company’s consolidated financial statements as at the periods presented. December 31, 2025 September 30, 2025 December 31, 2024 Current assets $ 276,212 $ 207,413 $ 141,790 Less: Current liabilities (260,718) (252,579) (211,706) Working capital (deficit) $ 15,494 $ (45,166) $ (69,916) Cash and cash equivalents 105,442 66,257 50,402 Available undrawn revolving credit facilities(1) 45,000 45,000 15,000 Available undrawn prepayment facilities(2) — — 25,000 Available liquidity $ 150,442 $ 111,257 $ 90,402 (1) In January 2025, the Company amended its Senior Credit Facility to increase the limit from $150.0 million to $200.0 million and extended the maturity from December 2026 to December 2028. (2) In March 2025, the Company exercised its option to increase the size of its copper prepayment facility from $50.0 million to $75.0 million. Ero Copper Corp. December 31, 2025 MD&A | Page 37 DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING The Company’s management, with the participation of the President and CEO and Executive Vice President and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) using Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as its internal control framework. The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis. The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As required by National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, the Company’s management, including the CEO and CFO, has evaluated the design and operating effectiveness of the Company’s DC&P and ICFR and concluded that the Company’s DC&P and ICFR were effective as of December 31, 2025. There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the year ended December 31, 2025. NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following: The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Bernardo Horta de Cerqueira Viana, FAIG, Fábio Valério Câmara Xavier, MAIG and Ednie Rafael Moreira de Carvalho Fernandes, MAIG all of GE21 Consultoria Mineral Ltda. (“GE21”), Dr. Beck Nader, FAIG of BNA Mining Solutions (“BNA”) and Alejandro Sepulveda, Registered Member (#0293) (Chilean Mining Commission) of NCL Ingeniería y Construcción SpA (“NCL”) (the “Caraíba Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101. The report prepared in accordance with NI-43-101 and entitled "Technical Report on the Xavantina Operations, Mato Grosso, Brazil", dated December 19, 2025 with an effective date of June 30, 3035, prepared by Branca Horta de Almeida Abrantes, MAIG, Hugo Ribeiro de Andrade Filho, FAusIMM (CP), Leonardo de Moraes Soares, MAIG, Paulo Roberto Bergmann Moreira, FAusIMM and Porfirio Cabaleiro Rodriguez, FAIG, all of GE21. Each a "qualified person" and "independent" of the Company within the meanings of NI 43-101. Ero Copper Corp. December 31, 2025 MD&A | Page 38 53 Annual Report | 2025

The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Scott C. Elfen, P.E. (each of Ausenco Engineering Canada Inc.), Erin L. Patterson, P.E. (formerly employed by its affiliate Ausenco Engineering USA South Inc. and together with Ausenco Engineering Canada Inc., referred to as “Ausenco”), Carlos Guzmán, FAusIMM RM CMC of NCL, and Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company on the date of the report (now of HCM Consultoria Geologica Eireli (“HCM”)) (the “Tucumã Project Technical Report”). Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E., Scott C. Elfen, P.E., Carlos Guzmán, FAusIMM RM CMC and Emerson Ricardo Re, MAusIMM (CP), is a “qualified person” of the Company within the meanings of NI 43-101 or, in the case of Erin L. Patterson, P.E., who is no longer employed by Ausenco, was a "qualified person" of the Company within the meanings of NI 43-101 on the date of the report. Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E., Scott C. Elfen, P.E., and Carlos Guzmán, FAusIMM RM CMC is “independent” of the Company within the meanings of NI 43-101 or, in the case of Erin L. Patterson, P.E., was "independent" of the Company on the date of the report. Emerson Ricardo Re, MAusIMM (CP), as Resource Manager of the Company (on the date of the report and now of HCM), was not “independent” of the Company on the date of the report, within the meaning of NI 43-101. Reference should be made to the full text of the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report, each of which is available for review on the Company's website at www.ero.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov. The disclosure of Technical Information in this MD&A has been reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148) and Mineral Resources and Reserves Manager of the Company who is a “qualified person” within the meanings of NI 43-101. Cautionary Note Regarding Forward-Looking Statements This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward- looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s production, operating cost and capital expenditure guidance; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report; the Company’s expectations, strategies and plans for the Caraíba Operations, the Xavantina Operations and the Tucumã Operation, including the Company’s planned exploration, development, construction and production activities; the Company's plans for the Furnas Project; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources (including the Company's expectations associated with the stockpiled gold concentrates at the Xavantina Operations) and successfully developing new deposits; the Company's ability to monetize gold Ero Copper Corp. December 31, 2025 MD&A | Page 39 54 Annual Report | 2025

The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Scott C. Elfen, P.E. (each of Ausenco Engineering Canada Inc.), Erin L. Patterson, P.E. (formerly employed by its affiliate Ausenco Engineering USA South Inc. and together with Ausenco Engineering Canada Inc., referred to as “Ausenco”), Carlos Guzmán, FAusIMM RM CMC of NCL, and Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company on the date of the report (now of HCM Consultoria Geologica Eireli (“HCM”)) (the “Tucumã Project Technical Report”). Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E., Scott C. Elfen, P.E., Carlos Guzmán, FAusIMM RM CMC and Emerson Ricardo Re, MAusIMM (CP), is a “qualified person” of the Company within the meanings of NI 43-101 or, in the case of Erin L. Patterson, P.E., who is no longer employed by Ausenco, was a "qualified person" of the Company within the meanings of NI 43-101 on the date of the report. Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E., Scott C. Elfen, P.E., and Carlos Guzmán, FAusIMM RM CMC is “independent” of the Company within the meanings of NI 43-101 or, in the case of Erin L. Patterson, P.E., was "independent" of the Company on the date of the report. Emerson Ricardo Re, MAusIMM (CP), as Resource Manager of the Company (on the date of the report and now of HCM), was not “independent” of the Company on the date of the report, within the meaning of NI 43-101. Reference should be made to the full text of the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report, each of which is available for review on the Company's website at www.ero.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov. The disclosure of Technical Information in this MD&A has been reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148) and Mineral Resources and Reserves Manager of the Company who is a “qualified person” within the meanings of NI 43-101. Cautionary Note Regarding Forward-Looking Statements This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward- looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s production, operating cost and capital expenditure guidance; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report; the Company’s expectations, strategies and plans for the Caraíba Operations, the Xavantina Operations and the Tucumã Operation, including the Company’s planned exploration, development, construction and production activities; the Company's plans for the Furnas Project; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources (including the Company's expectations associated with the stockpiled gold concentrates at the Xavantina Operations) and successfully developing new deposits; the Company's ability to monetize gold Ero Copper Corp. December 31, 2025 MD&A | Page 39 concentrates produced at the Xavantina Operations, including the expected tonnes of gold concentrate to be sold and associated grade per tonne; the costs and timing of future exploration, development and construction; the timing and amount of future production at the Caraíba Operations, the Xavantina Operations and the Tucumã Operation; expectations regarding the Company's ability to manage risks related to future copper and gold price fluctuations and volatility; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; expectations regarding future currency exchange rates; expected concentrate treatment and refining charges; gold by-product credits and USD to BRL exchange rate; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this MD&A and in the AIF under the heading “Risk Factors”. The risks discussed in this MD&A and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended. Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”. The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this MD&A and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Operation being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates, interest rates and tariff rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations Ero Copper Corp. December 31, 2025 MD&A | Page 40 55 Annual Report | 2025

under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward- looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward- looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A. Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws. Cautionary Notes Regarding Mineral Resource and Reserve Estimates Unless otherwise indicated, all reserve and resource estimates included in this MD&A and the documents incorporated by reference herein have been prepared in accordance with Canadian NI  43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. ADDITIONAL INFORMATION Additional information about Ero and its business activities, including the AIF, is available is available on the Company’s website at www.ero.com, and under the Company’s profile at www.sedarplus.ca and www.sec.gov. Ero Copper Corp. December 31, 2025 MD&A | Page 41 56 Annual Report | 2025

under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward- looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward- looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A. Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws. Cautionary Notes Regarding Mineral Resource and Reserve Estimates Unless otherwise indicated, all reserve and resource estimates included in this MD&A and the documents incorporated by reference herein have been prepared in accordance with Canadian NI  43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. ADDITIONAL INFORMATION Additional information about Ero and its business activities, including the AIF, is available is available on the Company’s website at www.ero.com, and under the Company’s profile at www.sedarplus.ca and www.sec.gov. Ero Copper Corp. December 31, 2025 MD&A | Page 41 57 Annual Report | 2025

Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Shareholders and Board of Directors of Ero Copper Corp. Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated statements of financial position of Ero Copper Corp. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), cash flow and changes in shareholders’ equity for each of the years then ended and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. 59 Annual Report | 2025

Realization of recoverable taxes As discussed in note 9 to the consolidated financial statements, the Company has long-term value added taxes (“VAT”) recoverable in Brazil of $21,015 thousand. As discussed in Note 2(d) to the consolidated financial statements, tax law in Brazil is complex and often subject to changes and to varied interpretations. The realization of the VAT depends on the generation of sufficient amounts of taxes payable in the future that are eligible for offset against VAT and on the enacted or substantively enacted state tax regulations. In assessing the recoverability of the VAT, the Company uses projections of future operating costs and capital expenditures as well as other information in estimating the timing and nature of the future taxes payable, which are based on future business performance and market conditions as well as expectations of applicable tax regulations. We identified the evaluation of the realization of recoverable taxes as a critical audit matter. A high degree of auditor judgment was required to evaluate the projections of future operating costs and capital expenditures and the timing and nature of future taxes payable used to estimate the amount of VAT that is expected to be realized. Specialized skills and knowledge was required in evaluating the Company’s assessment of the interpretation and application of tax laws. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process to estimate the amount of VAT that will be realized. This included controls over the Company’s development of the projections of future operating costs and capital expenditures and the timing and nature of future taxes payable used to estimate the amount of VAT expected to be realized. We evaluated the assumptions used in the projections of future operating costs and capital expenditures and the timing and nature of future taxes payable by comparing the projections to the budget approved by the board of directors and assessing the tax regulations in effect in the period in which the Company has projected to use the VAT. We compared projected future operating costs and capital expenditures to historical actual costs and expenditures or third-party sources. We involved tax professionals with specialized skills and knowledge, who assisted with the evaluation of the application of tax laws and special tax regimes used in the realization assessment. /s/ KPMG LLP Chartered Professional Accountants We have served as the Company’s auditor since 2017 Vancouver, Canada March 5, 2026 Ero Copper Corp. Page 2 60 Annual Report | 2025

Realization of recoverable taxes As discussed in note 9 to the consolidated financial statements, the Company has long-term value added taxes (“VAT”) recoverable in Brazil of $21,015 thousand. As discussed in Note 2(d) to the consolidated financial statements, tax law in Brazil is complex and often subject to changes and to varied interpretations. The realization of the VAT depends on the generation of sufficient amounts of taxes payable in the future that are eligible for offset against VAT and on the enacted or substantively enacted state tax regulations. In assessing the recoverability of the VAT, the Company uses projections of future operating costs and capital expenditures as well as other information in estimating the timing and nature of the future taxes payable, which are based on future business performance and market conditions as well as expectations of applicable tax regulations. We identified the evaluation of the realization of recoverable taxes as a critical audit matter. A high degree of auditor judgment was required to evaluate the projections of future operating costs and capital expenditures and the timing and nature of future taxes payable used to estimate the amount of VAT that is expected to be realized. Specialized skills and knowledge was required in evaluating the Company’s assessment of the interpretation and application of tax laws. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process to estimate the amount of VAT that will be realized. This included controls over the Company’s development of the projections of future operating costs and capital expenditures and the timing and nature of future taxes payable used to estimate the amount of VAT expected to be realized. We evaluated the assumptions used in the projections of future operating costs and capital expenditures and the timing and nature of future taxes payable by comparing the projections to the budget approved by the board of directors and assessing the tax regulations in effect in the period in which the Company has projected to use the VAT. We compared projected future operating costs and capital expenditures to historical actual costs and expenditures or third-party sources. We involved tax professionals with specialized skills and knowledge, who assisted with the evaluation of the application of tax laws and special tax regimes used in the realization assessment. /s/ KPMG LLP Chartered Professional Accountants We have served as the Company’s auditor since 2017 Vancouver, Canada March 5, 2026 Ero Copper Corp. Page 2 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Shareholders and Board of Directors of Ero Copper Corp. Opinion on Internal Control Over Financial Reporting We have audited Ero Copper Corp’s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), cash flow and changes in shareholders’ equity for each of the years then ended and the related notes (collectively, the consolidated financial statements), and our report dated March 5, 2026 expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Discussion and Analysis under the heading “Disclosure Controls and Procedures and Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. 61 Annual Report | 2025

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ KPMG LLP Chartered Professional Accountants Vancouver, Canada March 5, 2026 Ero Copper Corp. Page 2 62 Annual Report | 2025

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ KPMG LLP Chartered Professional Accountants Vancouver, Canada March 5, 2026 Ero Copper Corp. Page 2 New Pilar Shaft, Bahia, Brazil

Table of Contents CONSOLIDATED FINANCIAL STATEMENTS Consolidated Statements of Financial Position 66 Consolidated Statements of Operations and Comprehensive Income (Loss) 67 Consolidated Statements of Cash Flow 68 Consolidated Statements of Changes in Shareholders' Equity 69 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS General Note 1. Nature of Operations 70 Note 2. Basis of Preparation 70 Note 3. Material Accounting Policies 75 Note 4. Segment Disclosure 83 Statements of Financial Position Note 5. Inventories 86 Note 6. Other Current Assets 86 Note 7. Mineral Properties, Plant and Equipment 87 Note 8. Exploration and Evaluation Assets 89 Note 9. Deposits and Other Non-current Assets 89 Note 10. Accounts Payable and Accrued Liabilities 90 Note 11. Loans and Borrowings 90 Note 12. Deferred Revenue 92 64 Annual Report | 2025

Note 13. Provision for rehabilitation and closure costs 94 Note 14. Other Non-current Liabilities 95 Note 15. Share Capital 95 Statements of Earnings Note 16. Revenue 99 Note 17. Cost of Sales 100 Note 18. General and Administrative Expenses 100 Note 19. Finance Expense 101 Note 20. Foreign Exchange Gain (Loss) 101 Note 21. Income Taxes 102 Other Items Note 22. Related Party Transactions 104 Note 23. Financial Instruments 104 Note 24. Capital Management 108 Note 25. Supplemental Cash Flow Information 108 Note 26. Commitment and Contingencies 109 65 Annual Report | 2025

Notes December 31, 2025 December 31, 2024 ASSETS Current Cash and cash equivalents $ 105,442 $ 50,402 Trade receivables 41,061 18,399 Inventories 5 107,111 42,094 Income tax receivable — 2,284 Other current assets 6 22,598 28,611 276,212 141,790 Non-Current Mineral properties, plant and equipment 7 1,574,054 1,258,494 Exploration and evaluation assets 8 33,869 11,352 Deferred income tax assets 21 3,047 16,659 Deposits and other non-current assets 9 36,696 29,733 1,647,666 1,316,238 Total Assets $ 1,923,878 $ 1,458,028 LIABILITIES Current Accounts payable and accrued liabilities 10 $ 154,124 $ 101,886 Current portion of loans and borrowings 11 55,711 45,893 Current portion of deferred revenue 12 12,800 31,712 Income taxes payable 14,675 3,330 Current portion of derivatives 23 7,125 17,980 Current portion of lease liabilities 16,283 10,905 260,718 211,706 Non-Current Loans and borrowings 11 551,403 556,296 Deferred revenue 12 92,950 48,231 Provision for rehabilitation and closure costs 13 21,978 21,891 Deferred income tax liabilities 21 10,729 — Lease liabilities 8,950 6,980 Other non-current liabilities 14 39,288 21,850 725,298 655,248 Total Liabilities 986,016 866,954 SHAREHOLDERS’ EQUITY Share capital 15 298,490 286,548 Equity reserves (107,735) (180,472) Retained earnings 744,778 481,055 Equity attributable to owners of the Company 935,533 587,131 Non-controlling interests 2,329 3,943 937,862 591,074 Total Liabilities and Equity $ 1,923,878 $ 1,458,028 Commitments (Notes 8, 12 and 26(a)); Contingencies (Note 26(b)) APPROVED ON BEHALF OF THE BOARD: "Makko DeFilippo" , President, CEO and Director "Jill Angevine" , Director Ero Copper Corp. Consolidated Statements of Financial Position (Amounts in thousands of US Dollars) The accompanying notes are an integral part of these consolidated financial statements Page 1 66 Annual Report | 2025

Notes December 31, 2025 December 31, 2024 ASSETS Current Cash and cash equivalents $ 105,442 $ 50,402 Trade receivables 41,061 18,399 Inventories 5 107,111 42,094 Income tax receivable — 2,284 Other current assets 6 22,598 28,611 276,212 141,790 Non-Current Mineral properties, plant and equipment 7 1,574,054 1,258,494 Exploration and evaluation assets 8 33,869 11,352 Deferred income tax assets 21 3,047 16,659 Deposits and other non-current assets 9 36,696 29,733 1,647,666 1,316,238 Total Assets $ 1,923,878 $ 1,458,028 LIABILITIES Current Accounts payable and accrued liabilities 10 $ 154,124 $ 101,886 Current portion of loans and borrowings 11 55,711 45,893 Current portion of deferred revenue 12 12,800 31,712 Income taxes payable 14,675 3,330 Current portion of derivatives 23 7,125 17,980 Current portion of lease liabilities 16,283 10,905 260,718 211,706 Non-Current Loans and borrowings 11 551,403 556,296 Deferred revenue 12 92,950 48,231 Provision for rehabilitation and closure costs 13 21,978 21,891 Deferred income tax liabilities 21 10,729 — Lease liabilities 8,950 6,980 Other non-current liabilities 14 39,288 21,850 725,298 655,248 Total Liabilities 986,016 866,954 SHAREHOLDERS’ EQUITY Share capital 15 298,490 286,548 Equity reserves (107,735) (180,472) Retained earnings 744,778 481,055 Equity attributable to owners of the Company 935,533 587,131 Non-controlling interests 2,329 3,943 937,862 591,074 Total Liabilities and Equity $ 1,923,878 $ 1,458,028 Commitments (Notes 8, 12 and 26(a)); Contingencies (Note 26(b)) APPROVED ON BEHALF OF THE BOARD: "Makko DeFilippo" , President, CEO and Director "Jill Angevine" , Director Ero Copper Corp. Consolidated Statements of Financial Position (Amounts in thousands of US Dollars) The accompanying notes are an integral part of these consolidated financial statements Page 1 Year ended December 31, Notes 2025 2024 Revenue 16 $ 785,844 $ 470,259 Cost of sales 17 (441,215) (289,706) Gross profit 344,629 180,553 Expenses General and administrative 18 (49,451) (49,598) Share-based compensation 15 (e) (24,580) (9,983) Write-down of mineral properties and exploration and evaluation asset 8 — (12,051) Operating Income 270,598 108,921 Finance income 5,377 4,300 Finance expense 19 (33,360) (17,089) Foreign exchange gain (loss) 20 95,743 (165,008) Other expenses (7,402) (6,565) Income (loss) before income taxes 330,956 (75,441) Current income tax expense (39,700) (17,662) Deferred income tax (expense) recovery (24,350) 25,313 Income tax (expense) recovery 21 (64,050) 7,651 Net income (loss) for the year $ 266,906 $ (67,790) Other comprehensive gain (loss) Foreign currency translation gain (loss) 74,289 (165,027) Comprehensive income (loss) $ 341,195 $ (232,817) Net income (loss) attributable to: Owners of the Company 263,723 (68,475) Non-controlling interests 3,183 685 $ 266,906 $ (67,790) Comprehensive income (loss) attributable to: Owners of the Company 337,306 (232,015) Non-controlling interests 3,889 (802) $ 341,195 $ (232,817) Net income (loss) per share attributable to owners of the Company Basic 15 (f) $ 2.54 $ (0.66) Diluted 15 (f) $ 2.53 $ (0.66) Weighted average number of common shares outstanding Basic 15 (f) 103,683,274 103,106,305 Diluted 15 (f) 104,132,269 103,106,305 Ero Copper Corp. Consolidated Statements of Operations and Comprehensive Income (Loss) (Amounts in thousands of US Dollars, except share and per share amounts) The accompanying notes are an integral part of these consolidated financial statements Page 2 67 Annual Report | 2025

Year ended December 31, Notes 2025 2024 Cash Flows from Operating Activities Net income (loss) for the year $ 266,906 $ (67,790) Adjustments for: Amortization and depreciation 115,707 87,410 Income tax expense (recovery) 64,050 (7,651) Amortization of deferred revenue 12 (14,003) (18,310) Share-based compensation 15 (e) 24,580 9,983 Finance income (5,377) (4,300) Finance expenses 19 33,360 17,089 Foreign exchange (gain) loss (90,136) 159,210 Write-down of mineral properties and exploration and evaluation asset — 12,051 Other 12,224 8,318 Changes in non-cash working capital items 25 (51,735) (48,344) 355,576 147,666 Advances from customers 12 50,000 22,654 Derivative contract settlements (2,972) (10,833) Provision settlements 13 (5,608) (5,870) Income taxes paid 25 (1,860) (8,198) 395,136 145,419 Cash Flows used in Investing Activities Additions to mineral properties, plant and equipment (262,753) (328,957) Additions to exploration and evaluation assets (19,686) (8,629) Proceeds from interest received 3,850 2,202 (278,589) (335,384) Cash Flows used in Financing Activities Lease liability payments (17,973) (14,216) New loans and borrowings, net of transaction costs 11 57,404 213,268 Loans and borrowings repaid 11 (54,740) (39,950) Interest paid on loans and borrowings 11 (42,736) (32,166) Other finance expenses paid (8,933) (4,135) Proceeds from exercise of stock options 7,249 8,358 (59,729) 131,159 Effect of exchange rate changes on cash and cash equivalents (1,778) (2,530) Net increase (decrease) in cash and cash equivalents 55,040 (61,336) Cash and cash equivalents - beginning of year 50,402 111,738 Cash and cash equivalents - end of year $ 105,442 $ 50,402 Supplemental cash flow information (note 25) Ero Copper Corp. Consolidated Statements of Cash Flow (Amounts in thousands of US Dollars) The accompanying notes are an integral part of these consolidated financial statements Page 3 68 Annual Report | 2025

Year ended December 31, Notes 2025 2024 Cash Flows from Operating Activities Net income (loss) for the year $ 266,906 $ (67,790) Adjustments for: Amortization and depreciation 115,707 87,410 Income tax expense (recovery) 64,050 (7,651) Amortization of deferred revenue 12 (14,003) (18,310) Share-based compensation 15 (e) 24,580 9,983 Finance income (5,377) (4,300) Finance expenses 19 33,360 17,089 Foreign exchange (gain) loss (90,136) 159,210 Write-down of mineral properties and exploration and evaluation asset — 12,051 Other 12,224 8,318 Changes in non-cash working capital items 25 (51,735) (48,344) 355,576 147,666 Advances from customers 12 50,000 22,654 Derivative contract settlements (2,972) (10,833) Provision settlements 13 (5,608) (5,870) Income taxes paid 25 (1,860) (8,198) 395,136 145,419 Cash Flows used in Investing Activities Additions to mineral properties, plant and equipment (262,753) (328,957) Additions to exploration and evaluation assets (19,686) (8,629) Proceeds from interest received 3,850 2,202 (278,589) (335,384) Cash Flows used in Financing Activities Lease liability payments (17,973) (14,216) New loans and borrowings, net of transaction costs 11 57,404 213,268 Loans and borrowings repaid 11 (54,740) (39,950) Interest paid on loans and borrowings 11 (42,736) (32,166) Other finance expenses paid (8,933) (4,135) Proceeds from exercise of stock options 7,249 8,358 (59,729) 131,159 Effect of exchange rate changes on cash and cash equivalents (1,778) (2,530) Net increase (decrease) in cash and cash equivalents 55,040 (61,336) Cash and cash equivalents - beginning of year 50,402 111,738 Cash and cash equivalents - end of year $ 105,442 $ 50,402 Supplemental cash flow information (note 25) Ero Copper Corp. Consolidated Statements of Cash Flow (Amounts in thousands of US Dollars) The accompanying notes are an integral part of these consolidated financial statements Page 3 Share Capital Equity Reserves Notes Number of shares Amount Contributed Surplus Foreign Exchange Retained Earnings Total Non- controlling interest Total equity Balance, December 31, 2023 102,747,558 $ 271,336 $ 8,497 $ (25,113) $ 549,530 $ 804,250 $ 5,081 $ 809,331 Income (loss) for the year — — — — (68,475) (68,475) 685 (67,790) Other comprehensive loss for the year — — — (163,540) — (163,540) (1,487) (165,027) Total comprehensive loss for the year — — — (163,540) (68,475) (232,015) (802) (232,817) Shares issued for: Exercise of options 551,818 11,606 (3,248) — — 8,358 — 8,358 Settlement of restricted share units 101,655 1,492 (2,398) — — (906) — (906) Settlement of performance share units 154,180 2,114 — — — 2,114 — 2,114 Share-based compensation 15 (e) — — 5,330 — — 5,330 — 5,330 Dividends to non-controlling interest — — — — — — (336) (336) Balance, December 31, 2024 103,555,211 $ 286,548 $ 8,181 $ (188,653) $ 481,055 $ 587,131 $ 3,943 $ 591,074 Income for the year — — — — 263,723 263,723 3,183 266,906 Other comprehensive income for the year — — — 73,583 — 73,583 706 74,289 Total comprehensive income for the year — — — 73,583 263,723 337,306 3,889 341,195 Shares issued for: Exercise of options 541,413 10,520 (3,271) — — 7,249 — 7,249 Settlement of restricted share units 89,852 1,344 (2,236) — — (892) — (892) Settlement of performance share units 5,812 78 — — — 78 — 78 Share-based compensation 15 (e) — — 4,661 — — 4,661 — 4,661 Dividends to non-controlling interest — — — — — — (5,503) (5,503) Balance, December 31, 2025 104,192,288 $ 298,490 $ 7,335 $ (115,070) $ 744,778 $ 935,533 $ 2,329 $ 937,862 Ero Copper Corp. Consolidated Statements of Changes in Shareholders' Equity (Amounts in thousands of US Dollars, except share and per share amounts) The accompanying notes are an integral part of these consolidated financial statements Page 4 Annual Report | 2025 69

1. Nature of Operations Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”. The Company’s primary asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”), held indirectly through its wholly-owned subsidiary, Ero Brasil Participaçoes Ltda. The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”). MCSA is a Brazilian copper company which holds a 100% interest in the Caraíba Operations, located in the State of Bahia, and the Tucumã Operation, located in the southeastern part of the State of Pará. MCSA’s predominant activity is the production and sale of copper concentrates, with gold and silver produced and sold as by-products. NX Gold is a Brazilian gold mining company which holds a 100% interest in the Xavantina Operations and is focused on the production and sale of gold dore and concentrate as its main product and silver as its by-product. The Xavantina Operations are located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern State of Mato Grosso, Brazil. 2. Basis of Preparation (a) Statement of Compliance These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee. These consolidated financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on March 5, 2026. (b) Basis of Presentation and Principles of Consolidation These consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments, which are measured at fair value through profit or loss. These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control over a subsidiary is defined to exist when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. All intercompany balances and transactions are eliminated upon consolidation. Since the Company does not own 100% of its interests in MCSA and NX Gold, the interest attributable to non-controlling shareholders is reflected in non-controlling interests. Adjustments to non-controlling interests that do not involve the loss of control are accounted for as equity transactions and adjustments are based on a proportionate amount of the net assets of the subsidiary. Ero Copper Corp. Consolidated Statements of Changes in Shareholders' Equity (Amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 5 70 Annual Report | 2025

1. Nature of Operations Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”. The Company’s primary asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”), held indirectly through its wholly-owned subsidiary, Ero Brasil Participaçoes Ltda. The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”). MCSA is a Brazilian copper company which holds a 100% interest in the Caraíba Operations, located in the State of Bahia, and the Tucumã Operation, located in the southeastern part of the State of Pará. MCSA’s predominant activity is the production and sale of copper concentrates, with gold and silver produced and sold as by-products. NX Gold is a Brazilian gold mining company which holds a 100% interest in the Xavantina Operations and is focused on the production and sale of gold dore and concentrate as its main product and silver as its by-product. The Xavantina Operations are located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern State of Mato Grosso, Brazil. 2. Basis of Preparation (a) Statement of Compliance These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee. These consolidated financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on March 5, 2026. (b) Basis of Presentation and Principles of Consolidation These consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments, which are measured at fair value through profit or loss. These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control over a subsidiary is defined to exist when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. All intercompany balances and transactions are eliminated upon consolidation. Since the Company does not own 100% of its interests in MCSA and NX Gold, the interest attributable to non-controlling shareholders is reflected in non-controlling interests. Adjustments to non-controlling interests that do not involve the loss of control are accounted for as equity transactions and adjustments are based on a proportionate amount of the net assets of the subsidiary. Ero Copper Corp. Consolidated Statements of Changes in Shareholders' Equity (Amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 5 (c) Foreign Currency Translation The functional currency and presentation currency of the Company is the US dollar. The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the statement of financial position date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss. The functional currency of all of the Company's Brazilian subsidiaries is the Brazilian Real (“BRL”). The assets and liabilities of its Brazilian subsidiaries are translated into the US dollar presentation currency using the exchange rate at the statement of financial position date while revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in a separate component of shareholders’ equity. (d) Use of Estimates and Judgments In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of the assets, liabilities, revenues and expenses. The estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. Critical Judgments Functional currency The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate. The Company has determined that the functional currency for the Company is the US dollar while the functional currency for all of its Brazilian subsidiaries is the BRL. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Legal claims and contingent liabilities The recognition of legal provisions and contingent liabilities involves the assessment of claims made against the Company and each of its subsidiaries. The recognition of a legal provision, or disclosure of a contingent liability, involves certain judgments to determine the probability of whether a cash outflow will occur. In making this judgment, management has assessed various criteria and also relies on the opinions of its legal advisers to assist in making this assessment. Commencement of Commercial Production Determining when a mine under construction is substantially complete and ready for its intended use requires significant judgment. The criteria the Company used to make that determination for the Tucumã Operation included, amongst other things: Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 6 71 Annual Report | 2025

• the ability of the mine to produce salable product (i.e. the ability to produce metal within specifications), • throughput of the processing plant reach a predefined percentage of design capacity over a reasonable period, • processing plant recoveries reaching a pre-defined percentage of expected recoveries. After evaluating the above factors, the Company concluded that the Tucumã Operation had achieved commercial production as of July 1, 2025, and therefore, is ready for its intended use. Income taxes The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters. The Company operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized. The Company’s assessment of whether it is probable that uncertain income tax treatments will be accepted by tax authorities in Brazil is a significant management judgment. Key Sources of Estimation Uncertainty The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Key areas of uncertainty that have the most significant effect on on the consolidated financial statements are summarized below: Derivative instruments The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including assumptions for forward interest and foreign exchange rates, volatilities and discount rates. The fair value of the Company’s derivative contracts includes an adjustment for credit risk for either the Company or the counter party as applicable. Changes in the assumptions for inputs into the models affect the fair value of the derivatives recognized in the statement of financial position as well as the unrealized gains or losses recognized in net income. Carrying amounts of mineral properties and associated mine closure and reclamation costs Changes in mineral reserves and resources information could impact depreciation and depletion rates, asset carrying amounts and the provisions for mine closure and reclamation costs. The Company determines its mineral reserves and resources based on information compiled by competent individuals. Mineral reserves and resources information is used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of cash generating unit, and for forecasting the timing of reclamation and closure cost expenditures. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 7 72 Annual Report | 2025

• the ability of the mine to produce salable product (i.e. the ability to produce metal within specifications), • throughput of the processing plant reach a predefined percentage of design capacity over a reasonable period, • processing plant recoveries reaching a pre-defined percentage of expected recoveries. After evaluating the above factors, the Company concluded that the Tucumã Operation had achieved commercial production as of July 1, 2025, and therefore, is ready for its intended use. Income taxes The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters. The Company operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized. The Company’s assessment of whether it is probable that uncertain income tax treatments will be accepted by tax authorities in Brazil is a significant management judgment. Key Sources of Estimation Uncertainty The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Key areas of uncertainty that have the most significant effect on on the consolidated financial statements are summarized below: Derivative instruments The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including assumptions for forward interest and foreign exchange rates, volatilities and discount rates. The fair value of the Company’s derivative contracts includes an adjustment for credit risk for either the Company or the counter party as applicable. Changes in the assumptions for inputs into the models affect the fair value of the derivatives recognized in the statement of financial position as well as the unrealized gains or losses recognized in net income. Carrying amounts of mineral properties and associated mine closure and reclamation costs Changes in mineral reserves and resources information could impact depreciation and depletion rates, asset carrying amounts and the provisions for mine closure and reclamation costs. The Company determines its mineral reserves and resources based on information compiled by competent individuals. Mineral reserves and resources information is used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of cash generating unit, and for forecasting the timing of reclamation and closure cost expenditures. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 7 There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the estimation methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves. Mine closure and reclamation costs Significant estimates and assumptions are made in determining the provision for mine closure and reclamation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities, timing of future cash flows, discount rates, inflation rate, and regulatory requirements. Changes in the above factors can result in a change to the provision recognized by the Company. Changes to mine closure and rehabilitation costs are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depreciation and depletion expense. Deferred Revenue Judgment and estimates were required in determining the accounting for the precious metal purchase agreement ("PMPA") with RGLD Gold AG, a subsidiary of Royal Gold Inc. (collectively "Royal Gold"), which is accounted for as deferred revenue in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). As the Company’s obligation under the precious metal purchase agreement will be satisfied through deliveries of a non-financial item (i.e. deliveries of gold ounces), rather than cash or other financial assets, it was determined to be entered into and continued to be held for the purpose of the delivery of a non-financial item in accordance with the Company’s expected sale or usage requirements and thus not within the scope of IFRS 9 Financial Instruments (“own use exemption”). The determination of whether the own use exemption applies requires management’s judgments. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Key inputs into the estimate of the amount of deferred revenue that should be recognized include the following: a. Future gold prices were used at inception of the contract and on the contract modification date to estimate the expected total consideration to be received under the contract including variable consideration and is used as the stand alone selling price to allocate the consideration to each ounce of gold to be delivered to Royal Gold, and b. Expected life of mine gold production and the timing thereof, which is estimated based on the approved life of mine for the Xavantina Operations and estimated proven and probable reserves. Expected credit loss provision Significant estimates are made in determining the expected credit loss provision for notes receivables which are measured at amortized costs as there are numerous factors that will affect the ultimate amount to be received. These factors include exposure at default, the expected recovery, and the timing of expected cash flow. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 8 73 Annual Report | 2025

Value-added taxes receivable The realization of the Company's long term value added taxes ("VAT") recoverable in Brazil included in deposits and other non-current assets depends on the generation of sufficient amounts of taxes payable in the future that are eligible for offset against VAT and/or to be recovered based on the enacted or substantively enacted state tax regulations. In assessing the recoverability of the VAT, the Company uses projections of future operating costs and capital expenditures as well as other information in estimating the timing and nature of the future taxes payable, which are based on future business performance and market conditions as well as expectations of applicable tax regulations. Changes in the projections can result in recognition of VAT impairment in net income, and in changes in the classification of VAT recoverable amounts between current and non-current. (e) Future Changes in Accounting Policies Not Yet Effective as of December 31, 2025 In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18") to replace IAS 1. IFRS 18 introduces two newly required subtotals on the face of the income statement, which includes operating profit and profit or loss before financing and income tax, and three new income statement classifications, which are operating, investing, and financing. In addition, IFRS 18 requires non-IFRS management performance measures that are subtotals of income and expenses to be disclosed on financial statement. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard on our financial statements. In May 2024, the IASB published amendments to the classification and measurement requirements for financial instrument in IFRS 9 Financial Instrument ("IFRS 9"). The amendments clarify that a financial assets is derecognized on the date on which the contractual rights to the cash flows expire or the asset is transferred. A financial liability is derecognized on the settlement date, which is the date on which the liability is extinguished. The amendments to IFRS 9 introduced an election that permits the Company, when settling a financial liability or part of a financial liability in cash using an electronic payment system, to deem the financial liability, or part of it, to be discharged before the settlement date if the Company has initiated a payment instruction that resulted in: (a) the Company having no practical ability to withdraw, stop or cancel the payment instruction; (b) the Company having no practical ability to access the cash to be used for settlement as a result of the payment instruction; and (c) the settlement risk associated with the electronic payment system being insignificant. The amendments clarify that unless the above election applies, a financial liability is derecognized on the settlement date, which is the date on which the liability is extinguished because the obligation specified in the contract is discharged or cancelled or expires. The amendments apply for reporting periods beginning on or after January 1, 2026. Adoption of the amendments to IFRS 9 is not expected to have a material impact on the Company’s financial reporting Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 9 74 Annual Report | 2025

Value-added taxes receivable The realization of the Company's long term value added taxes ("VAT") recoverable in Brazil included in deposits and other non-current assets depends on the generation of sufficient amounts of taxes payable in the future that are eligible for offset against VAT and/or to be recovered based on the enacted or substantively enacted state tax regulations. In assessing the recoverability of the VAT, the Company uses projections of future operating costs and capital expenditures as well as other information in estimating the timing and nature of the future taxes payable, which are based on future business performance and market conditions as well as expectations of applicable tax regulations. Changes in the projections can result in recognition of VAT impairment in net income, and in changes in the classification of VAT recoverable amounts between current and non-current. (e) Future Changes in Accounting Policies Not Yet Effective as of December 31, 2025 In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18") to replace IAS 1. IFRS 18 introduces two newly required subtotals on the face of the income statement, which includes operating profit and profit or loss before financing and income tax, and three new income statement classifications, which are operating, investing, and financing. In addition, IFRS 18 requires non-IFRS management performance measures that are subtotals of income and expenses to be disclosed on financial statement. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard on our financial statements. In May 2024, the IASB published amendments to the classification and measurement requirements for financial instrument in IFRS 9 Financial Instrument ("IFRS 9"). The amendments clarify that a financial assets is derecognized on the date on which the contractual rights to the cash flows expire or the asset is transferred. A financial liability is derecognized on the settlement date, which is the date on which the liability is extinguished. The amendments to IFRS 9 introduced an election that permits the Company, when settling a financial liability or part of a financial liability in cash using an electronic payment system, to deem the financial liability, or part of it, to be discharged before the settlement date if the Company has initiated a payment instruction that resulted in: (a) the Company having no practical ability to withdraw, stop or cancel the payment instruction; (b) the Company having no practical ability to access the cash to be used for settlement as a result of the payment instruction; and (c) the settlement risk associated with the electronic payment system being insignificant. The amendments clarify that unless the above election applies, a financial liability is derecognized on the settlement date, which is the date on which the liability is extinguished because the obligation specified in the contract is discharged or cancelled or expires. The amendments apply for reporting periods beginning on or after January 1, 2026. Adoption of the amendments to IFRS 9 is not expected to have a material impact on the Company’s financial reporting Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 9 3. Material Accounting Policies (a) Revenue Revenue relating to the sale of metals is recognized at the point the customer obtains control of the product and when the Company has satisfied its performance obligations. Control is transferred when title has passed to the purchaser, the product is physically delivered to the customer, the customer controls the risks and rewards of ownership and the Company has a present right to payment for the product, which is generally when the concentrate or doré is delivered to a location designated by the customer, or when gold credits are transferred to the customer. Revenue from the sale of metals is recognized on a net basis, after metal deductions, smelting, refining and other charges. The sales amount is typically based on quoted market and contractual prices which are fixed at the time the shipment is received at the customers’ premises. In certain circumstances the sales price of metals in concentrate may be determined in a period subsequent to the date of sale (provisionally priced sales) based on the terms of specific copper and gold concentrate contracts. Provisionally priced sales are recognized based on an estimate of metal contained using forward market prices corresponding with the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to six months. The settlement receivable is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue. Deferred revenue primarily consists of payments received by the Company in consideration for future commitments to deliver an amount of gold equivalent to a percentage of the gold produced from its NX Gold operations. As gold deliveries are made, the Company recognizes a portion of the deferred revenue as revenue, calculated on a per unit basis using the total number of gold ounces expected to be delivered over the life of the mine. The current portion of deferred revenue is based on deliveries anticipated over the next twelve months. Interest expense on deferred revenue is recognized in finance costs as there is a significant financing component related to the precious metal purchase agreement, resulting from a difference in the timing of the upfront consideration received and delivery of the gold. The interest rate is based on the rate implicit in the precious metal purchase agreement at the date of inception. The additional consideration to be received under the precious metal purchase agreement is considered variable, subject to changes in the total estimated gold ounces to be delivered and gold prices. Changes to variable consideration are accounted for prospectively as a cumulative catch-up and are recorded in revenue in profit or loss. (b) Finance Income and Finance Expense Finance income includes interest on cash and cash equivalents, and financial investments, and gains related to changes in the fair value of financial assets measured at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Finance expense comprises of interest expense on loans and borrowings, accretion expense on provisions, leases and deferred revenue, commitment fees and losses related to changes in the fair value of financial assets measured at fair value through profit or loss and expected credit losses. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 10 75 Annual Report | 2025

(c) Taxation Current income tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantively enacted at the reporting date. Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity. Deferred income tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination, that affects neither accounting nor taxable income or loss, and does not give rise to equal taxable and deductible temporary differences at the time of the transaction, differences related to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future, and taxable differences arising from the initial recognition of goodwill. A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Uncertainties over income tax treatments are evaluated on the basis of whether it is probable that they will be accepted upon examination by the relevant taxing authorities including Brazil. These uncertainties impact the amount of income taxes recognized. If it is determined that an uncertain income tax treatment is not probable of being accepted, the effect of the uncertain income tax treatment is reflected in the determination of income taxes based the most likely amount or, if there are a wide range of possible outcomes, the expected value. (d) Tax Incentive The Company receives certain tax incentives in Brazil. These tax incentives are recognized in profit or loss in the period the incentives are received or receivable and recorded against the expenditure that they are intended to compensate. (e) Inventories Inventories are measured at the lower of cost and net realizable value. The cost of consumable inventory is determined on a weighted average acquisition cost basis. Cost of stockpile inventory, products in progress and finished goods is determined based on a weighted average production cost basis and includes the cost of mining and processing ore including direct labour and materials; depreciation and amortization; and an appropriate share of production overheads based on normal operating capacity. Net realizable value of stockpile inventory, products in progress and finished goods is the estimated selling price in the ordinary course of business, less estimated completion costs and selling expenses. Write-downs of inventories to net realizable value are included in the cost of sales in the period of the write-down. A write-down of inventories is reversed in a subsequent period if there is a subsequent increase in the net realizable value of the related inventories. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 11 76 Annual Report | 2025

(c) Taxation Current income tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantively enacted at the reporting date. Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity. Deferred income tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination, that affects neither accounting nor taxable income or loss, and does not give rise to equal taxable and deductible temporary differences at the time of the transaction, differences related to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future, and taxable differences arising from the initial recognition of goodwill. A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Uncertainties over income tax treatments are evaluated on the basis of whether it is probable that they will be accepted upon examination by the relevant taxing authorities including Brazil. These uncertainties impact the amount of income taxes recognized. If it is determined that an uncertain income tax treatment is not probable of being accepted, the effect of the uncertain income tax treatment is reflected in the determination of income taxes based the most likely amount or, if there are a wide range of possible outcomes, the expected value. (d) Tax Incentive The Company receives certain tax incentives in Brazil. These tax incentives are recognized in profit or loss in the period the incentives are received or receivable and recorded against the expenditure that they are intended to compensate. (e) Inventories Inventories are measured at the lower of cost and net realizable value. The cost of consumable inventory is determined on a weighted average acquisition cost basis. Cost of stockpile inventory, products in progress and finished goods is determined based on a weighted average production cost basis and includes the cost of mining and processing ore including direct labour and materials; depreciation and amortization; and an appropriate share of production overheads based on normal operating capacity. Net realizable value of stockpile inventory, products in progress and finished goods is the estimated selling price in the ordinary course of business, less estimated completion costs and selling expenses. Write-downs of inventories to net realizable value are included in the cost of sales in the period of the write-down. A write-down of inventories is reversed in a subsequent period if there is a subsequent increase in the net realizable value of the related inventories. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 11 (f) Mineral Properties, Plant and Equipment Mineral properties, plant and equipment is measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses. (i) Acquisition and disposal The cost of mineral properties, plant and equipment include expenditures directly attributable to an asset’s acquisition. The cost of assets constructed by Company includes the cost of materials and direct labor, any other costs to bring the asset in the place and conditions required to be operated in the manner intended by management including advances on long lead items, mine closure and rehabilitation costs, and borrowing costs on qualifying assets. When parts of mineral properties, plant and equipment have different useful lives, they are accounted for as separate items (major components) of mineral properties, plant and equipment. Gains and losses on disposal of mineral properties, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment and are recognized net within other income. (ii) Subsequent costs The cost of replacing plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the item will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced item is derecognized. The maintenance service costs of plant and equipment are included in profit or loss. (iii) Development and construction-in-progress When economically viable mineral reserves have been determined and the decision to proceed with development has been approved, exploration and evaluation assets are first assessed for impairment, then reclassified to construction-in-progress or mineral properties. The expenditures related to development and construction are capitalized as construction-in-progress. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of construction-in-progress until the asset is substantially ready for its intended use. Construction-in-progress is not depreciated. Once an asset is available for use, construction-in-progress costs are reclassified to mineral properties or plant and equipment. Pre-production costs of removing overburden to access ore in the open pit mines and developing access headings in the underground mines are capitalized as pre-production stripping or development costs respectively and are included within mineral properties, plant and equipment. (iv) Mineral properties Mineral properties consist of the cost of acquiring and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis over the component of the ore body to which they relate. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 12 77 Annual Report | 2025

(v) Stripping costs and development in the production phase Where open pit production stripping or underground development activities do not result in inventory produced, but does provide improved access to the ore body, the costs are classified as mineral properties when these activities meet all of the following criteria: (1) it is probable that the future economic benefit associated with the activity will flow to the Company; (2) the Company can estimate the mineral reserve of the ore body for which access has been improved; and (3) the costs relating to the activity associated with that mineral reserve can be measured reliably. For underground mines, costs incurred to access a mineral reserve of the ore body are capitalized to mineral properties or construction-in-progress and are depreciated on a units-of-production basis over the expected useful life of the identified mineral reserve of the ore body to which access has been improved as a result of the development activity. For open pit mines, stripping costs above average life of mine strip ratio (waste/ ore) are capitalized to mineral properties or construction-in-progress and are depreciated over the related mineral reserves accessed by the stripping activity. (vi) Depreciation Items of mineral properties, plant and equipment are depreciated based on the estimated economic useful life of each component as follows: Buildings Lessor of life of mine or up to 25 years Mining equipment 4 years / units of production Mobile equipment & other assets 5 years Mineral properties Units of production Mine closure and rehabilitation costs Units of production Right of use assets Shorter of the term of lease and life of asset The depletion of mineral properties and mine closure and rehabilitation costs is determined based on the ratio of tonnes of copper/kilogram of gold contained in the ore mined and total proven and probable mineral reserve tonnes of contained copper/kilogram of contained gold. Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate. (g) Exploration and Evaluation Assets Exploration and evaluation costs relate to the initial search for a mineral deposit outside of existing mine operations, the cost of acquisition of a mineral properties interest or exploration rights and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. Once the legal rights or license is obtained, exploration and evaluation expenses are capitalized as exploration and evaluation assets. Costs incurred prior to the Company obtaining the legal rights are expensed. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 13 78 Annual Report | 2025

(v) Stripping costs and development in the production phase Where open pit production stripping or underground development activities do not result in inventory produced, but does provide improved access to the ore body, the costs are classified as mineral properties when these activities meet all of the following criteria: (1) it is probable that the future economic benefit associated with the activity will flow to the Company; (2) the Company can estimate the mineral reserve of the ore body for which access has been improved; and (3) the costs relating to the activity associated with that mineral reserve can be measured reliably. For underground mines, costs incurred to access a mineral reserve of the ore body are capitalized to mineral properties or construction-in-progress and are depreciated on a units-of-production basis over the expected useful life of the identified mineral reserve of the ore body to which access has been improved as a result of the development activity. For open pit mines, stripping costs above average life of mine strip ratio (waste/ ore) are capitalized to mineral properties or construction-in-progress and are depreciated over the related mineral reserves accessed by the stripping activity. (vi) Depreciation Items of mineral properties, plant and equipment are depreciated based on the estimated economic useful life of each component as follows: Buildings Lessor of life of mine or up to 25 years Mining equipment 4 years / units of production Mobile equipment & other assets 5 years Mineral properties Units of production Mine closure and rehabilitation costs Units of production Right of use assets Shorter of the term of lease and life of asset The depletion of mineral properties and mine closure and rehabilitation costs is determined based on the ratio of tonnes of copper/kilogram of gold contained in the ore mined and total proven and probable mineral reserve tonnes of contained copper/kilogram of contained gold. Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate. (g) Exploration and Evaluation Assets Exploration and evaluation costs relate to the initial search for a mineral deposit outside of existing mine operations, the cost of acquisition of a mineral properties interest or exploration rights and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. Once the legal rights or license is obtained, exploration and evaluation expenses are capitalized as exploration and evaluation assets. Costs incurred prior to the Company obtaining the legal rights are expensed. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 13 When the exploration and evaluation of a mineral properties indicates that development of the mineral properties is technically and commercially feasible, the future economic benefits are probable, and the Company has the intention and sufficient resources to complete the development and use or sell the asset, the related costs are transferred from exploration and evaluation assets to mineral properties, plant and equipment. Management reviews the carrying value of capitalized exploration costs for indicators that the carrying value is impaired at least annually and when facts and circumstances suggest that the carrying amount may exceed the recoverable amount. The review is based on the Company’s intentions for further exploration and development of the undeveloped property, results of drilling, commodity prices and other economic and geological factors. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a property does not prove viable, all non-recoverable costs associated with the project, net of any previous impairment provisions, are written off. (h) Financial Instruments Non-derivative financial assets The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Measurement and classification of financial assets is dependent on the Company’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Classification and measurement The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 in the following table: Measurement Category Financial Assets Cash and cash equivalents Amortized Cost Trade receivables related to provisional priced sales Fair value through profit or loss Derivatives Fair value through profit or loss Notes and other receivables Amortized Cost Deposits Amortized Cost Financial Liabilities Trade payables Amortized Cost Loans and borrowings Amortized Cost Derivatives Fair value through profit or loss Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 14 79 Annual Report | 2025

Financial assets at FVTPL Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the income statement. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in profit or loss in the period in which they arise. Financial assets at amortized cost Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date. Gains and losses on derecognition of financial assets classified amortized cost are recognized in profit or loss. Financial liabilities Financial liabilities, other than derivative instruments, are recognized initially at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method. Derivative instruments Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at FVTPL and, accordingly, are recorded in the statement of financial position at fair value. Unrealized gains and losses on derivatives are recorded as part of the revenue or expense item to which the derivative relates, depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract. Fair values A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. When measuring the fair value of an asset or liability, the Company uses observable market data, as much as possible. Fair values are classified into different levels in a hierarchy based on the inputs used in the valuation techniques, as follows: • Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities. • Level 2: inputs other than Level 1 quoted prices, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). • Level 3: inputs, for assets or liabilities, that are not based on observable market information (non- observable inputs). The Company recognizes transfers between levels of the hierarchy of fair value at the end of the reporting period during which the change occurred. When applicable, additional information on the assumptions used in the fair value calculations are disclosed in the specific notes of the corresponding asset or liability. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 15 80 Annual Report | 2025

Financial assets at FVTPL Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the income statement. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in profit or loss in the period in which they arise. Financial assets at amortized cost Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date. Gains and losses on derecognition of financial assets classified amortized cost are recognized in profit or loss. Financial liabilities Financial liabilities, other than derivative instruments, are recognized initially at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method. Derivative instruments Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at FVTPL and, accordingly, are recorded in the statement of financial position at fair value. Unrealized gains and losses on derivatives are recorded as part of the revenue or expense item to which the derivative relates, depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract. Fair values A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. When measuring the fair value of an asset or liability, the Company uses observable market data, as much as possible. Fair values are classified into different levels in a hierarchy based on the inputs used in the valuation techniques, as follows: • Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities. • Level 2: inputs other than Level 1 quoted prices, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). • Level 3: inputs, for assets or liabilities, that are not based on observable market information (non- observable inputs). The Company recognizes transfers between levels of the hierarchy of fair value at the end of the reporting period during which the change occurred. When applicable, additional information on the assumptions used in the fair value calculations are disclosed in the specific notes of the corresponding asset or liability. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 15 (i) Impairment   i) Financial assets The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve months’ expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized. The expected lifetime credit loss provision for notes receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required. ii) Non-Financial assets At each reporting date, the carrying amounts of the Company’s mineral properties, plant and equipment and exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset or its related cash generating unit. For purposes of impairment testing, assets are grouped at the lowest levels that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the associated assets are reduced to their recoverable amount and the impairment loss is recognized in the profit or loss for the period. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment charge is reversed through profit or loss only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable depreciation, if no impairment loss had been recognized. (j) Provisions A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are calculated based on the expected future cash flows discounted, if material, at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The discount is unwound over the period over which the cash flows are expected to be incurred with the related expense included in finance expense. The Company records the present value of estimated costs of legal and constructive obligations related to mine closure and rehabilitation in the period in which the obligation occurs. Mine closure and rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the obligation, the Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 16 81 Annual Report | 2025

timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in profit or loss as a finance expense. When the provision is initially recognized, the corresponding cost is included in the carrying amount of the related asset and is amortized to profit or loss on a unit-of-production basis. (k) Share-Based Compensation The Company issues share based payment awards to employees and consultants, including directors and officers ("Eligible Persons"). The grant date fair value of equity settled share based payment awards, which include stock options and restricted share units is recognized as share-based compensation, with a corresponding increase in equity, over the vesting period. The amount recognized as an expense is based on management's best estimate of the number of equity instruments expected to vest. The cumulative amount expensed is adjusted at the end of each reporting period to reflect changes in the number of instruments expected to vest. Performance share units and deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date with the corresponding expense recognized over vesting period. The corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled. The performance share units liability is also adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be performed or satisfied. (l) Leases The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain re-measurements of the lease liability. The cost of the right- of-use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets and leases with lease terms that are less than 12 months. Lease payments associated with these leases are instead recognized as an expense over the lease term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 17 82 Annual Report | 2025

timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in profit or loss as a finance expense. When the provision is initially recognized, the corresponding cost is included in the carrying amount of the related asset and is amortized to profit or loss on a unit-of-production basis. (k) Share-Based Compensation The Company issues share based payment awards to employees and consultants, including directors and officers ("Eligible Persons"). The grant date fair value of equity settled share based payment awards, which include stock options and restricted share units is recognized as share-based compensation, with a corresponding increase in equity, over the vesting period. The amount recognized as an expense is based on management's best estimate of the number of equity instruments expected to vest. The cumulative amount expensed is adjusted at the end of each reporting period to reflect changes in the number of instruments expected to vest. Performance share units and deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date with the corresponding expense recognized over vesting period. The corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled. The performance share units liability is also adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be performed or satisfied. (l) Leases The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain re-measurements of the lease liability. The cost of the right- of-use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets and leases with lease terms that are less than 12 months. Lease payments associated with these leases are instead recognized as an expense over the lease term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 17 (m) Income or Loss per Share Basic income or loss per share is calculated by dividing the net income attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income per common share is calculated by adjusting the weighted average number of common shares outstanding for the effect of conversion of all potentially dilutive share equivalents, such as stock options and share units. The dilutive effect of share options assumes that the receipt of proceeds upon exercise of the options are used to repurchase common shares at the average market price during the period. The net effect of the shares issued less the shares assumed to be repurchased is added to the basic weighted average shares outstanding. For equity-settled restricted share units (as defined herein, see note 15), the common shares to be included in the diluted per share calculation is based on the number of shares that would be issuable if the reporting date were the end of the vesting period. 4. Segment Disclosure Operating segments are determined by the way information is reported and used by the Company's Chief Operating Decision Maker ("CODM") to review operating performance. The Company monitors the operating results of its operating segments independently for the purpose of making decisions about resource allocation and performance assessment. The Company’s reporting segments include its three operating mines in Brazil, the Caraíba Operations, the Tucumã Operation, and the Xavantina Operations, and its corporate head office in Canada. Significant information relating to the Company's reportable segments is summarized in the tables below: Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 18 83 Annual Report | 2025

Year ended December 31, 2025 Caraíba (Brazil) Tucumã (Brazil) Xavantina (Brazil) Corporate and Other Consolidated Revenue $ 358,289 $ 261,447 $ 166,108 $ — $ 785,844 Cost of production (188,765) (65,193) (37,900) — (291,858) Depreciation and depletion (76,478) (17,360) (20,325) — (114,163) Sales expense (8,139) (20,143) (5,842) — (34,124) Other expense (1,070) — — — (1,070) Cost of sales (274,452) (102,696) (64,067) — (441,215) Gross profit 83,837 158,751 102,041 — 344,629 Expenses General and administrative (20,198) (10,202) (6,736) (12,315) (49,451) Share-based compensation — — — (24,580) (24,580) Operating income (loss) $ 63,639 $ 148,549 $ 95,305 $ (36,895) $ 270,598 Capital expenditures(1) 176,577 47,119 28,038 21,308 273,042 Assets Current $ 82,230 $ 91,466 $ 90,087 $ 12,429 276,212 Non-current 1,015,424 476,957 119,617 35,668 1,647,666 Total Assets $ 1,097,654 $ 568,423 $ 209,704 $ 48,097 $ 1,923,878 Total Liabilities $ 152,880 $ 37,099 $ 176,287 $ 619,750 $ 986,016 (1) Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets. During the year ended December 31, 2025, the Company had seven significant customers (December 31, 2024 - six), including four copper customers (December 31, 2024 - four) and three gold customers (December 31, 2024 - two). Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 19 84 Annual Report | 2025

Year ended December 31, 2025 Caraíba (Brazil) Tucumã (Brazil) Xavantina (Brazil) Corporate and Other Consolidated Revenue $ 358,289 $ 261,447 $ 166,108 $ — $ 785,844 Cost of production (188,765) (65,193) (37,900) — (291,858) Depreciation and depletion (76,478) (17,360) (20,325) — (114,163) Sales expense (8,139) (20,143) (5,842) — (34,124) Other expense (1,070) — — — (1,070) Cost of sales (274,452) (102,696) (64,067) — (441,215) Gross profit 83,837 158,751 102,041 — 344,629 Expenses General and administrative (20,198) (10,202) (6,736) (12,315) (49,451) Share-based compensation — — — (24,580) (24,580) Operating income (loss) $ 63,639 $ 148,549 $ 95,305 $ (36,895) $ 270,598 Capital expenditures(1) 176,577 47,119 28,038 21,308 273,042 Assets Current $ 82,230 $ 91,466 $ 90,087 $ 12,429 276,212 Non-current 1,015,424 476,957 119,617 35,668 1,647,666 Total Assets $ 1,097,654 $ 568,423 $ 209,704 $ 48,097 $ 1,923,878 Total Liabilities $ 152,880 $ 37,099 $ 176,287 $ 619,750 $ 986,016 (1) Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets. During the year ended December 31, 2025, the Company had seven significant customers (December 31, 2024 - six), including four copper customers (December 31, 2024 - four) and three gold customers (December 31, 2024 - two). Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 19 Year ended December 31, 2024 Caraíba (Brazil) Tucumã (Brazil) Xavantina (Brazil) Corporate and Other Consolidated Revenue $ 311,777 $ 31,179 $ 127,303 $ — $ 470,259 Cost of production (158,006) (4,805) (30,055) — (192,866) Depreciation and depletion (65,194) (149) (20,390) — (85,733) Sales expense (7,443) (1,695) (1,969) — (11,107) Cost of sales (230,643) (6,649) (52,414) — (289,706) Gross profit 81,134 24,530 74,889 — 180,553 Expenses General and administrative (26,044) (2,172) (6,545) (14,837) (49,598) Share-based compensation — — — (9,983) (9,983) Write-down of exploration and evaluation asset (1,299) — — (10,752) (12,051) Operating income (loss) $ 53,791 $ 22,358 $ 68,344 $ (35,572) $ 108,921 Capital expenditures(1) 165,681 126,782 24,625 7,847 324,935 Assets Current $ 65,116 $ 16,600 $ 12,691 $ 47,383 141,790 Non-current 818,324 400,889 85,013 12,012 1,316,238 Total Assets $ 883,440 $ 417,489 $ 97,704 $ 59,395 $ 1,458,028 Total Liabilities $ 166,730 $ 40,174 $ 85,448 $ 574,602 866,954 (1) Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 20 85 Annual Report | 2025

5. Inventories December 31, 2025 December 31, 2024 Supplies and consumables $ 54,504 $ 28,980 Stockpiles 33,925 5,024 Work in progress 5,197 3,049 Finished goods 13,485 5,041 $ 107,111 $ 42,094 6. Other Current Assets December 31, 2025 December 31, 2024 Advances to suppliers $ 3,643 $ 3,157 Prepaid expenses and other 5,845 5,879 Derivatives (Note 23) 4,701 — Note receivable (Note 23) 405 4,678 Value added taxes recoverable 8,004 14,897 $ 22,598 $ 28,611 Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 21 86 Annual Report | 2025

5. Inventories December 31, 2025 December 31, 2024 Supplies and consumables $ 54,504 $ 28,980 Stockpiles 33,925 5,024 Work in progress 5,197 3,049 Finished goods 13,485 5,041 $ 107,111 $ 42,094 6. Other Current Assets December 31, 2025 December 31, 2024 Advances to suppliers $ 3,643 $ 3,157 Prepaid expenses and other 5,845 5,879 Derivatives (Note 23) 4,701 — Note receivable (Note 23) 405 4,678 Value added taxes recoverable 8,004 14,897 $ 22,598 $ 28,611 Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 21 7. Mineral Properties, Plant and Equipment Cost: Balance, December 31, 2023 $ 37,246 $ 285,489 $ 697,808 $ 419,657 $ 26,613 $ 49,542 $ 18,509 $ 49,329 $ 1,584,193 Additions(2) 3,888 53,331 82,063 145,333 3,986 25,991 — 18,012 332,604 Capitalized borrowing costs — — — 36,467 — — — — 36,467 Change in estimates — — — — — — 7,890 — 7,890 Disposals — (3,160) (940) (5) (253) — — (4,450) (8,808) Transfers (Note 8) 4,705 32,316 30,585 (2,158) 2,929 (55,906) — (789) 11,682 Foreign exchange (9,246) (73,032) (165,758) (98,237) (6,303) (6,927) (5,063) (12,107) (376,673) Balance, December 31, 2024 36,593 294,944 643,758 501,057 26,972 12,700 21,336 49,995 1,587,355 Additions 1,794 27,939 101,503 104,520 4,513 12,318 — 25,007 277,594 Capitalized borrowing costs — — — 31,773 — — — — 31,773 Change in estimates — — — — — — (4,859) — (4,859) Disposals — (401) — — (16) — — (4,871) (5,288) Transfers 50,050 133,601 182,516 (343,387) 254 (23,034) — — — Foreign exchange 5,945 40,893 84,505 44,742 3,233 789 2,594 6,374 189,075 Balance, December 31, 2025 $ 94,382 $ 496,976 $ 1,012,282 $ 338,705 $ 34,956 $ 2,773 $ 19,071 $ 76,505 $ 2,075,650 Buildings Mining Equipment Mineral Properties(1) Projects in Progress(2) Equipment & Other Assets Deposit on Projects Mine Closure Costs Right-of-Use Assets Total Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 22 87 Annual Report | 2025

Accumulated depreciation: Balance, December 31, 2023 $ (6,984) $ (68,917) $ (209,939) $ — $ (9,368) $ — $ (6,316) $ (30,671) $ (332,195) Depreciation expense (2,022) (25,707) (41,025) — (2,001) — (732) (14,069) $ (85,556) Disposals — 2,950 — — 62 — — 3,537 $ 6,549 Foreign exchange 1,787 17,999 51,053 — 2,097 — 1,474 7,931 $ 82,341 Balance, December 31, 2024 (7,219) (73,675) (199,911) — (9,210) — (5,574) (33,272) (328,861) Depreciation expense (4,985) (39,057) (68,891) — (2,317) — (1,180) (18,167) (134,597) Disposals — 325 — — — — — 3,057 3,382 Foreign exchange (908) (9,503) (25,062) — (1,052) — (707) (4,288) (41,520) Balance, December 31, 2025 $ (13,112) $ (121,910) $ (293,864) $ — $ (12,579) $ — $ (7,461) $ (52,670) $ (501,596) Net book value, December 31, 2024 $ 29,374 $ 221,269 $ 443,847 $ 501,057 $ 17,762 $ 12,700 $ 15,762 $ 16,723 $ 1,258,494 Net book value, December 31, 2025 $ 81,270 $ 375,066 $ 718,418 $ 338,705 $ 22,377 $ 2,773 $ 11,610 $ 23,835 $ 1,574,054 Buildings Mining Equipment Mineral Properties(1) Projects in Progress(2) Equipment & Other Assets Deposit on Projects Mine Closure Costs Right-of-Use Assets Total (1) Mineral properties include $64.7 million (2024 - $57.9 million) of costs on expansion of near-mine resource potential which are not currently being depreciated. (2) Additions to projects in progress was net of $10.1 million in value added taxes that were transferred to other receivables during the year ended December 31, 2024 as a result of the completion of a recoverability assessment. On July 1, 2025, the Company announced that Tucumã Operation achieved commercial production which is the point at which the mine is capable of operating in the manner intended by the Company's management. Upon commercial production, $388.1  million of Projects in Progress was allocated to specific mineral properties, plant and equipment categories. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 23 88 Annual Report | 2025

Annual Report | 2025

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

8. Exploration and Evaluation Assets

As at December 31, 2025, the Company had $33.9 million (2024 - $11.4 million) in exploration and evaluation assets, which include several property option agreements.

In 2024, the Company completed the exercise of various option agreements to expand near-mine resource potential at the Caraiba Operations. Consequently, $11.7 million was reclassified from exploration and evaluation assets to mineral properties during the period.

For the year ended December 31, 2024, the Company recognized a write-down of certain exploration and evaluation assets, including $10.7 million related to termination of the Fides option agreement in June 2024.

In July 2024, the Company signed a definitive earn-in agreement (the "Agreement") with Salobo Metais S.A, a subsidiary of Vale Base Metals ("VBM"), for the Furnas Copper-Gold Project ("Furnas Project") located in the Carajás Mineral Province in Pará State, Brazil. The Agreement contemplates the Company earning a 60% interest in the Project upon completion of three phases of work:

- Phase 1: Ero to conduct a minimum of 28,000 meters of exploration drilling (completed) and produce a scoping study within 18 months of signing the Agreement
- Phase 2: Ero to conduct an additional minimum of 17,000 meters of exploration drilling (completed) and produce a pre-feasibility study within 18 months of completing Phase 1
- Phase 3: Ero to conduct an additional minimum of 45,000 meters of exploration drilling, unless otherwise mutually agreed, and produce a definitive feasibility study ("DFS") within 24 months of completing Phase 2

Following the completion of a DFS, subject to customary technical review periods, and with Ero positive investment approval, the parties will enter into a joint venture agreement whereby VBM will transfer 60% of the equity interest in the Furnas Project to Ero, and Ero will grant VBM a "free carry" on certain capital expenditures related to development of the Furnas Project.

Prior to a positive Ero investment decision and the formation of a joint venture, VBM will retain 100% ownership of the Furnas Project with Ero solely responsible for funding the phased exploration and engineering work programs as well as ongoing payments to maintain the property in good standing.

As at December 31, 2025, exploration and evaluation assets include $24.1 million (2024 - $4.9 million) in expenditures associated with the Furnas Project.

9. Deposits and Other Non-current Assets

	December 31, 2025	December 31, 2024
Value added taxes recoverable	$ 21,015	$ 18,336
Note receivable (Note 23)	12,998	7,331
Deposits and others	2,683	4,066
	$ 36,696	$ 29,733

89

10. Accounts Payable and Accrued Liabilities December 31, 2025 December 31, 2024 Trade suppliers $ 92,283 $ 58,067 Payroll and labour related liabilities 25,688 19,086 Value added tax, royalty and other tax payable 10,692 8,505 Cash-settled equity awards (Note 15(b) and (c)) 20,615 8,460 Provision for rehabilitation and closure costs (Note 13) 3,768 6,766 Other accrued liabilities 1,078 1,002 $ 154,124 $ 101,886 . 11. Loans and Borrowings Carrying value, including accrued interest Description Currency Security Maturity (Months) Coupon rate Principal to be repaid December 31, 2025 December 31, 2024 Senior Notes USD Unsecured 49 6.50% $ 400,000 $ 405,092 $ 404,152 Senior credit facility USD Secured 36 SOFR + 2.00% to 4.25% 155,000 154,706 134,212 Copper Prepayment Facility USD Secured 12 8.66% 36,508 39,087 46,530 Equipment finance loans USD Secured 3 - 42 6.16% - 8.35% 7,245 7,319 12,933 Equipment finance loans EUR Secured 2 - 6 5.25% 167 168 544 Equipment finance loans BRL Unsecured 5 16.63% 68 84 2,597 Bank loan BRL Unsecured 11 CDI + 0.50% 654 658 1,221 Total $ 599,642 $ 607,114 $ 602,189 Current portion $ 55,711 $ 45,893 Non-current portion $ 551,403 $ 556,296 Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 25 90 Annual Report | 2025

10. Accounts Payable and Accrued Liabilities December 31, 2025 December 31, 2024 Trade suppliers $ 92,283 $ 58,067 Payroll and labour related liabilities 25,688 19,086 Value added tax, royalty and other tax payable 10,692 8,505 Cash-settled equity awards (Note 15(b) and (c)) 20,615 8,460 Provision for rehabilitation and closure costs (Note 13) 3,768 6,766 Other accrued liabilities 1,078 1,002 $ 154,124 $ 101,886 . 11. Loans and Borrowings Carrying value, including accrued interest Description Currency Security Maturity (Months) Coupon rate Principal to be repaid December 31, 2025 December 31, 2024 Senior Notes USD Unsecured 49 6.50% $ 400,000 $ 405,092 $ 404,152 Senior credit facility USD Secured 36 SOFR + 2.00% to 4.25% 155,000 154,706 134,212 Copper Prepayment Facility USD Secured 12 8.66% 36,508 39,087 46,530 Equipment finance loans USD Secured 3 - 42 6.16% - 8.35% 7,245 7,319 12,933 Equipment finance loans EUR Secured 2 - 6 5.25% 167 168 544 Equipment finance loans BRL Unsecured 5 16.63% 68 84 2,597 Bank loan BRL Unsecured 11 CDI + 0.50% 654 658 1,221 Total $ 599,642 $ 607,114 $ 602,189 Current portion $ 55,711 $ 45,893 Non-current portion $ 551,403 $ 556,296 Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 25 The movements in loans and borrowings are comprised of the following: Year ended December 31, 2025 Year ended December 31, 2024 Senior Notes Senior Credit Facility Copper Prepayment Facility Other Consolidated Consolidated Balance, beginning of year $ 404,152 $ 134,212 $ 46,530 $ 17,295 $ 602,189 $ 426,233 Proceeds from loans and borrowings 30,000 25,000 2,404 57,404 214,565 Principal payments — (10,000) (32,937) (11,803) (54,740) (39,950) Interest payments (26,000) (11,596) (4,128) (1,012) (42,736) (32,166) Interest costs, including interest capitalized 26,940 12,090 4,622 835 44,487 36,467 Deferred transaction costs — — — — — (2,143) Foreign exchange — — — 510 510 (817) Balance, end of year $ 405,092 $ 154,706 $ 39,087 $ 8,229 $ 607,114 $ 602,189 (a) Senior Notes In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes (the “Senior Notes”). The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The Senior Notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year. MCSA and Ero Brasil Participacoas have provided a guarantee of the Senior Notes on a senior unsecured basis. The Senior Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge. The Company has the option to redeem, in whole or in part, the Senior Notes at a price ranging from 103.25% to 100% of the principal amount together with accrued and unpaid interest, if any, to the date of redemption, with the rate decreasing based on the length of time the Senior Notes are outstanding. Upon the occurrence of specific kinds of changes of control triggering events, each holder of the Senior Notes will have the right to cause the Company to repurchase some or all of its Senior Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date. The Senior Notes are recognized as financial liabilities, net of unamortized transaction costs, and measured at amortized cost using an effective interest rate of 6.7%. (b) Senior Credit Facility The Company has a senior credit facility which was originally due to mature in December 2026 and bore interest at SOFR plus an applicable margin ranging from 2.00% to 4.50%, determined based on the Company’s consolidated total leverage ratio. In January 2025, the Company amended its Senior Revolving Credit Facility ("Amended Senior Credit Facility") to increase its borrowing limit from $150.0 million to $200.0 million and extend the maturity from December 2026 Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 26 91 Annual Report | 2025

to December 2028. Under the amended terms, the total leverage ratio was replaced with net leverage ratio for purposes of determining financial covenants and interest rates. The applicable interest margin and commitment fee ranges were reduced to sliding scales of SOFR plus 2.00% to 4.25% and 0.45% to 0.96%, respectively, with lower leverage ratios resulting in lower pricing. The Company determined that the amendments were a non-substantial modification. As at December 31, 2025, the Amended Senior Credit Facility bears a weighted average interest rate of 6.93% on its drawn balance and a commitment fee of 0.68% on its undrawn balance. The Amended Senior Credit Facility is secured by the shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants, which are required to be tested at each quarter end. These covenants include (a) a net leverage ratio based on net indebtedness to rolling four quarters adjusted earnings before interest, taxes, depreciation and amortization ("Rolling EBITDA"); (b) a net leverage ratio based on net senior indebtedness to Rolling EBITDA; and (c) an interest coverage ratio based on Rolling EBITDA. The Amended Senior Credit Facility provides for negative covenants customary for this type of facilities and permits additional equipment debt and finance leases of up to $50.0 million. As at December 31, 2025, the Company is in compliance with these financial covenants. (c) Copper Prepayment Facility In May 2024, the Company entered into a non-priced copper prepayment facility with a bank syndicate. Under this facility, the Company received net proceeds of $49.6 million, representing gross proceeds of $50.0 million less transaction costs of $0.4 million. The Company had the option to increase the size of the non-priced copper prepayment facility from $50.0 million to $75.0 million until March 31, 2025. In exchange, the Company is obligated to repay the $50.0 million facility over 27 equal monthly installments, beginning in October 2024, through the delivery of a minimum of 272 tonnes of copper each month. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $2.1 million, the excess value will be repaid to the Company. In March 2025, the Company exercised its option to increase the size of the non-priced copper prepayment facility by an additional $25.0 million. The Company is obligated to repay the $25.0 million additional facility over 21 equal monthly installments, beginning in April 2025, through the delivery of a minimum of 161 tonnes of copper each month. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $1.3 million, the excess value will be repaid to the Company. As the contractual obligation of the facility will be settled in the form of financial assets, the facility is accounted for as a financial liability measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial measurement of the liability and amortized over the term of the facility. The facility is secured by the shares of MCSA, NX Gold and Ero Gold. 12. Deferred Revenue In 2021, the Company entered into a precious metals purchase agreement (the “Original Xavantina Stream”) with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., in relation to gold production from the Xavantina Operations. The Company received upfront cash consideration of $100.0  million for the Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 27 92 Annual Report | 2025

to December 2028. Under the amended terms, the total leverage ratio was replaced with net leverage ratio for purposes of determining financial covenants and interest rates. The applicable interest margin and commitment fee ranges were reduced to sliding scales of SOFR plus 2.00% to 4.25% and 0.45% to 0.96%, respectively, with lower leverage ratios resulting in lower pricing. The Company determined that the amendments were a non-substantial modification. As at December 31, 2025, the Amended Senior Credit Facility bears a weighted average interest rate of 6.93% on its drawn balance and a commitment fee of 0.68% on its undrawn balance. The Amended Senior Credit Facility is secured by the shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants, which are required to be tested at each quarter end. These covenants include (a) a net leverage ratio based on net indebtedness to rolling four quarters adjusted earnings before interest, taxes, depreciation and amortization ("Rolling EBITDA"); (b) a net leverage ratio based on net senior indebtedness to Rolling EBITDA; and (c) an interest coverage ratio based on Rolling EBITDA. The Amended Senior Credit Facility provides for negative covenants customary for this type of facilities and permits additional equipment debt and finance leases of up to $50.0 million. As at December 31, 2025, the Company is in compliance with these financial covenants. (c) Copper Prepayment Facility In May 2024, the Company entered into a non-priced copper prepayment facility with a bank syndicate. Under this facility, the Company received net proceeds of $49.6 million, representing gross proceeds of $50.0 million less transaction costs of $0.4 million. The Company had the option to increase the size of the non-priced copper prepayment facility from $50.0 million to $75.0 million until March 31, 2025. In exchange, the Company is obligated to repay the $50.0 million facility over 27 equal monthly installments, beginning in October 2024, through the delivery of a minimum of 272 tonnes of copper each month. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $2.1 million, the excess value will be repaid to the Company. In March 2025, the Company exercised its option to increase the size of the non-priced copper prepayment facility by an additional $25.0 million. The Company is obligated to repay the $25.0 million additional facility over 21 equal monthly installments, beginning in April 2025, through the delivery of a minimum of 161 tonnes of copper each month. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $1.3 million, the excess value will be repaid to the Company. As the contractual obligation of the facility will be settled in the form of financial assets, the facility is accounted for as a financial liability measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial measurement of the liability and amortized over the term of the facility. The facility is secured by the shares of MCSA, NX Gold and Ero Gold. 12. Deferred Revenue In 2021, the Company entered into a precious metals purchase agreement (the “Original Xavantina Stream”) with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., in relation to gold production from the Xavantina Operations. The Company received upfront cash consideration of $100.0  million for the Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 27 purchase of 25% of an equivalent amount of gold to be produced from the Xavantina mine until 93,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine. The contract will be settled by the Company delivering gold to Royal Gold. Royal Gold will make ongoing payments equal to 20% of the then prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been delivered and 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional advances may be made by Royal Gold based on the Company achieving certain milestones as set out in the Original Xavantina Stream. On March 28, 2025, the Company extended the terms of the Original Xavantina Stream with Royal Gold to expand the area of influence from which production is subjected to the arrangement to include additional tenements acquired by the Company since the Original Xavantina Stream was completed, and extend the gold delivery threshold milestones from 93,000 ounces of gold to 160,000 ounces of gold, before decreasing to 10% of gold produced over the remaining life of the mine. In exchange, the Company received additional upfront cash consideration of $50.0  million. The contract modification was accounted for as if the original contract was terminated and a new contract created. The remaining consideration received under the Original Xavantina Stream and the additional consideration received as a result of the modification will be allocated to future remaining gold deliveries based on stand alone selling prices on the contract modification date. The movements in Xavantina Gold Stream deferred revenue during the years ended December 31, 2025 and 2024 are comprised of the following: December 31, 2025 December 31, 2024 Gold ounces delivered in the period(1) 9,692 15,917 Balance, beginning of year $ 62,989 $ 75,549 Advances 50,000 3,249 Accretion expense 6,764 2,501 Amortization of deferred revenue(2) (14,003) (18,310) Balance, end of year $ 105,750 $ 62,989 Current portion $ 12,800 $ 14,758 Non-current portion 92,950 48,231 (1) During the year ended December 31, 2025, the Company delivered 9,692 ounces of gold (December 31, 2024 - 15,917 ounces) to Royal Gold for average consideration of $1,213 per ounce (December 31, 2024 - $473 per ounce). At December 31, 2025, a cumulative 54,869 ounces (December 31, 2024 - 45,177 ounces) of gold have been delivered under the Xavantina Gold Stream. (2) Amortization of deferred revenue during the year ended December 31, 2025 was net of $0.2  million (December 31, 2024 - $3.0 million) related to change in estimate attributed to advances received and change in life-of-mine production estimates. As part of the Xavantina Gold Stream, the Company pledged its equity interest in Ero Gold and NX Gold to Royal Gold as collateral and provided unsecured limited recourse guarantees from Ero and NX Gold. As of December 31, 2024, the current portion of deferred revenue included $17.0 million in customer advances related to copper concentrate sales. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 28 93 Annual Report | 2025

13. Provision for rehabilitation and closure costs December 31, 2025 December 31, 2024 Balance, beginning of year 28,657 $ 26,687 Change in estimates(2) (4,303) 12,499 Accretion expense 3,517 2,339 Settled (5,608) (5,870) Foreign exchange 3,483 (6,998) Balance, end of year $ 25,746 $ 28,657 Caraíba Operations $ 15,743 $ 20,689 Tucumã Operation 5,183 3,868 Xavantina Operations 4,820 4,100 Total $ 25,746 $ 28,657 Current portion(1) $ 3,768 $ 6,766 Non-current portion 21,978 21,891 (1) Included in accounts payable and accrued liabilities. (2) Included $0.6 million recognized in other expenses related to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Provision for rehabilitation and closure costs is measured using management’s assumptions and estimates for future cash outflows in relation to mine closure and rehabilitation activities based on known disturbances as at the reporting date, known legal requirements and cost estimates prepared by a third-party specialist. Management used a pre-tax discount rates in the range of 10.81% – 11.66% (2024 – 11.17% - 12.92%) and an inflation factor in the range of 3.50% - 4.06% (2024 – 3.50% - 4.96%) in preparing the Company’s provision for rehabilitation and closure costs. The cash expenditures are expected to commence upon projected closure and occur over a period of time, which for the Caraíba Operations is in a range from 2026 to 2054, for the Xavantina Operations is 2031 to 2039, and for the Tucumã Project is from 2036 to 2041. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 29 94 Annual Report | 2025

13. Provision for rehabilitation and closure costs December 31, 2025 December 31, 2024 Balance, beginning of year 28,657 $ 26,687 Change in estimates(2) (4,303) 12,499 Accretion expense 3,517 2,339 Settled (5,608) (5,870) Foreign exchange 3,483 (6,998) Balance, end of year $ 25,746 $ 28,657 Caraíba Operations $ 15,743 $ 20,689 Tucumã Operation 5,183 3,868 Xavantina Operations 4,820 4,100 Total $ 25,746 $ 28,657 Current portion(1) $ 3,768 $ 6,766 Non-current portion 21,978 21,891 (1) Included in accounts payable and accrued liabilities. (2) Included $0.6 million recognized in other expenses related to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Provision for rehabilitation and closure costs is measured using management’s assumptions and estimates for future cash outflows in relation to mine closure and rehabilitation activities based on known disturbances as at the reporting date, known legal requirements and cost estimates prepared by a third-party specialist. Management used a pre-tax discount rates in the range of 10.81% – 11.66% (2024 – 11.17% - 12.92%) and an inflation factor in the range of 3.50% - 4.06% (2024 – 3.50% - 4.96%) in preparing the Company’s provision for rehabilitation and closure costs. The cash expenditures are expected to commence upon projected closure and occur over a period of time, which for the Caraíba Operations is in a range from 2026 to 2054, for the Xavantina Operations is 2031 to 2039, and for the Tucumã Project is from 2036 to 2041. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 29 14. Other Non-current Liabilities December 31, 2025 December 31, 2024 Cash-settled equity awards (Note 15(b)) $ 5,470 $ 2,536 Withholding, value added tax, and other taxes payable 22,286 14,437 Provision 1,856 1,588 Dividends payable to non-controlling interest 5,503 — Other liabilities 4,173 3,289 $ 39,288 $ 21,850 15. Share Capital As at December 31, 2025, the Company’s authorized share capital consists of an unlimited number of common shares without par value. (a) Options A continuity of the issued and outstanding options is as follows: Year Ended December 31, 2025 2024 Number of Stock Options Weighted Average Exercise Price (CAD) Number of Stock Options Weighted Average Exercise Price (CAD) Outstanding stock options, beginning of year 1,734,607 $ 19.07 1,886,325 $ 19.03 Issued 290,782 33.84 473,365 21.00 Exercised (541,413) 18.60 (551,818) 20.57 Forfeited (143,413) 19.53 (73,265) 19.13 Outstanding stock options, end of year 1,340,563 $ 22.41 1,734,607 $ 19.07 The weighted average share price on the date of exercise for options exercised during the year ended December 31, 2025 was CAD$29.49 (year ended December 31, 2024 - CAD$29.45). Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 30 95 Annual Report | 2025

As at December 31, 2025, the following stock options were outstanding: Weighted Average Exercise Prices Number of Stock Options Vested and Exercisable Number of Stock Options Weighted Average Remaining Life in Years $10.01 to $20.00 CAD 650,755 503,992 2.43 $20.01 to $30.00 CAD 412,064 134,097 3.92 30.01 to 34.58 CAD 277,744 19,464 4.94 $22.41 CAD ($16.35 USD) 1,340,563 657,553 3.41 The fair value of options granted was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following: Year Ended December 31, 2025 2024 Expected term (years) 3.4 3.4 Forfeiture rate 2% — % Volatility 50% 51 % Dividend yield — % — % Risk-free interest rate 2.69% 2.90 % Weighted-average fair value per option $ 9.48 $ 5.90 (b) Performance Share Unit Plan The Company has a performance share unit ("PSU") plan pursuant to which the Compensation Committee may grant PSUs to Eligible Persons of the Company or its subsidiaries. Each PSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee. The continuity of PSUs issued and outstanding is as follows: Year Ended December 31, 2025 2024 Outstanding balance, beginning of year 1,014,505 967,921 Issued 197,786 357,792 Settled (201,640) (249,694) Forfeited (130,948) (61,514) Outstanding balance, end of year 879,703 1,014,505 Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 31 96 Annual Report | 2025

As at December 31, 2025, the following stock options were outstanding: Weighted Average Exercise Prices Number of Stock Options Vested and Exercisable Number of Stock Options Weighted Average Remaining Life in Years $10.01 to $20.00 CAD 650,755 503,992 2.43 $20.01 to $30.00 CAD 412,064 134,097 3.92 30.01 to 34.58 CAD 277,744 19,464 4.94 $22.41 CAD ($16.35 USD) 1,340,563 657,553 3.41 The fair value of options granted was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following: Year Ended December 31, 2025 2024 Expected term (years) 3.4 3.4 Forfeiture rate 2% — % Volatility 50% 51 % Dividend yield — % — % Risk-free interest rate 2.69% 2.90 % Weighted-average fair value per option $ 9.48 $ 5.90 (b) Performance Share Unit Plan The Company has a performance share unit ("PSU") plan pursuant to which the Compensation Committee may grant PSUs to Eligible Persons of the Company or its subsidiaries. Each PSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee. The continuity of PSUs issued and outstanding is as follows: Year Ended December 31, 2025 2024 Outstanding balance, beginning of year 1,014,505 967,921 Issued 197,786 357,792 Settled (201,640) (249,694) Forfeited (130,948) (61,514) Outstanding balance, end of year 879,703 1,014,505 Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 31 These PSUs will vest three years from the date of grant and the number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested PSU entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion. The Company has elected to settle its PSUs using a combination of cash and common shares in the past. As such, based on its history of past settlements, PSUs are classified as liabilities. For PSUs with non-market performance conditions, the fair value of the share units granted was initially recognized at the fair value using the share price at the date of grant, and subsequently remeasured at fair value on each balance sheet date. For PSUs with market performance conditions, the fair value was determined using a Geometric Brownian Motion model. As at December 31, 2025, the fair value of the PSU liability was $16.0 million (December 31, 2024 - $6.6 million) of which $10.5 million (December 31, 2024 - $4.1 million) was recognized in accounts payable and accrued liabilities and the remainder in other non-current liabilities. (c) Deferred Share Unit Plan The Deferred Share Unit ("DSU") plan was established by the Board as a component of compensation for the Company's independent directors. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board.  The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed. The continuity of DSUs issued and outstanding is as follows: Year ended December 31, 2025 2024 Outstanding balance, beginning of year 325,111 307,312 Issued 44,570 67,006 Settled (12,882) (49,207) Outstanding balance, end of year 356,799 325,111 At December 31, 2025, DSU liabilities had a fair value of $10.1 million (December 31, 2024 - $4.4 million) which has been recognized in accounts payable and accrued liabilities. (d) Restricted Share Unit Plan The Company has a restricted share unit ("RSU") plan pursuant to which the Compensation Committee may grant share units to Eligible Persons of the Company or its subsidiaries. The fair value of these restricted share units is determined on the date of grant using the market price of the Company’s shares. Each RSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee. The RSUs are equity classified based on the history of past settlements. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 32 97 Annual Report | 2025

The continuity of RSUs issued and outstanding is as follows: Year ended December 31, 2025 2024 Outstanding balance, beginning of year 328,180 340,570 Issued 108,500 163,904 Settled (149,029) (162,996) Forfeited (16,765) (13,298) Outstanding balance, end of year 270,886 328,180 (e) Share-based compensation Year ended December 31, 2025 2024 Stock options $ 2,405 $ 2,739 Performance share unit plan 13,690 3,605 Deferred share unit plan 5,698 1,086 Restricted share unit plan 2,787 2,553 Share-based compensation(1) $ 24,580 $ 9,983 (1) For the year ended December 31, 2025, the Company recorded $4.7 million (year ended December 31, 2024 - $5.3 million) of share- based compensation in contributed surplus, and the remaining share-based compensation was recorded in liabilities. (f) Net Income (Loss) per Share Year ended December 31, 2025 2024 Weighted average number of common shares outstanding 103,683,274 103,106,305 Dilutive effects of: Stock options 178,109 — Share units 270,886 — Weighted average number of diluted common shares outstanding(1) 104,132,269 103,106,305 Net income (loss) attributable to owners of the Company $ 263,723 $ (68,475) Basic net income (loss) per share $ 2.54 $ (0.66) Diluted net income (loss) per share $ 2.53 $ (0.66) (1) Weighted average number of diluted common shares outstanding for the year ended December 31, 2025 excluded 669,855 (year ended December 31, 2024 - 1,734,607) stock options and nil share units (year ended December 31, 2024 - 328,180) that were anti- dilutive. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 33 98 Annual Report | 2025

The continuity of RSUs issued and outstanding is as follows: Year ended December 31, 2025 2024 Outstanding balance, beginning of year 328,180 340,570 Issued 108,500 163,904 Settled (149,029) (162,996) Forfeited (16,765) (13,298) Outstanding balance, end of year 270,886 328,180 (e) Share-based compensation Year ended December 31, 2025 2024 Stock options $ 2,405 $ 2,739 Performance share unit plan 13,690 3,605 Deferred share unit plan 5,698 1,086 Restricted share unit plan 2,787 2,553 Share-based compensation(1) $ 24,580 $ 9,983 (1) For the year ended December 31, 2025, the Company recorded $4.7 million (year ended December 31, 2024 - $5.3 million) of share- based compensation in contributed surplus, and the remaining share-based compensation was recorded in liabilities. (f) Net Income (Loss) per Share Year ended December 31, 2025 2024 Weighted average number of common shares outstanding 103,683,274 103,106,305 Dilutive effects of: Stock options 178,109 — Share units 270,886 — Weighted average number of diluted common shares outstanding(1) 104,132,269 103,106,305 Net income (loss) attributable to owners of the Company $ 263,723 $ (68,475) Basic net income (loss) per share $ 2.54 $ (0.66) Diluted net income (loss) per share $ 2.53 $ (0.66) (1) Weighted average number of diluted common shares outstanding for the year ended December 31, 2025 excluded 669,855 (year ended December 31, 2024 - 1,734,607) stock options and nil share units (year ended December 31, 2024 - 328,180) that were anti- dilutive. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 33 16. Revenue Year ended December 31, 2025 2024 Copper Concentrate sales $ 611,895 $ 342,774 Adjustments on provisional sales(1) 7,841 182 619,736 342,956 Gold Dore Sales 106,245 108,993 Concentrate sales 45,258 — Adjustments on provisional sales(1) 602 — Amortization of deferred revenue(2) - Dore 12,347 18,310 Amortization of deferred revenue(2) - Concentrate 1,656 — $ 166,108 $ 127,303 $ 785,844 $ 470,259 (1) Adjustments on provisional sales include both pricing and quantity adjustments. Provisionally priced sales to the Company's international customers are settled with a final sales price between zero to six months (December 31, 2024 - zero to one month) after shipment takes place and, therefore, are exposed to commodity price changes. (2) During the year ended December 31, 2025, the Company delivered 9,692 ounces of gold (year ended December 31, 2024 - 15,917 ounces of gold) under a precious metals purchase agreement with Royal Gold (note 12) for average cash consideration of $1,213 per ounce (year ended December 31, 2024 - $473 per ounces) and recognized $14.0 million in amortization of deferred revenue (year ended December 31, 2024 - $18.3 million). Amortization of deferred revenue during the year ended December 31, 2025 was net of $0.2 million (year ended December 31, 2024 - $3.0 million) related to change in estimate attributed to advances received and change in life-of-mine production estimates. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 34 99 Annual Report | 2025

17. Cost of Sales Year ended December 31, 2025 2024 Materials $ 67,833 $ 44,212 Salaries and benefits 88,559 61,348 Contracted services 78,690 42,967 Maintenance costs 53,677 31,974 Utilities 19,027 12,484 Other costs 2,930 1,131 Change in inventory (excluding depreciation and depletion) (18,858) (1,250) Cost of production 291,858 192,866 Sales expense 34,124 11,107 Other expense 1,070 — Depreciation and depletion 132,599 83,287 Change in inventory (depreciation and depletion) (18,436) 2,446 $ 441,215 $ 289,706 18. General and Administrative Expenses Year ended December 31, 2025 2024 Accounting and legal $ 1,852 $ 1,922 Amortization and depreciation 1,544 1,677 Office and administration 9,788 10,052 Salaries and consulting fees 28,270 28,683 Incentive payments 5,059 4,330 Other 2,938 2,934 $ 49,451 $ 49,598 Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 35 100 Annual Report | 2025

17. Cost of Sales Year ended December 31, 2025 2024 Materials $ 67,833 $ 44,212 Salaries and benefits 88,559 61,348 Contracted services 78,690 42,967 Maintenance costs 53,677 31,974 Utilities 19,027 12,484 Other costs 2,930 1,131 Change in inventory (excluding depreciation and depletion) (18,858) (1,250) Cost of production 291,858 192,866 Sales expense 34,124 11,107 Other expense 1,070 — Depreciation and depletion 132,599 83,287 Change in inventory (depreciation and depletion) (18,436) 2,446 $ 441,215 $ 289,706 18. General and Administrative Expenses Year ended December 31, 2025 2024 Accounting and legal $ 1,852 $ 1,922 Amortization and depreciation 1,544 1,677 Office and administration 9,788 10,052 Salaries and consulting fees 28,270 28,683 Incentive payments 5,059 4,330 Other 2,938 2,934 $ 49,451 $ 49,598 Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 35 19. Finance Expense Year ended December 31, 2025 2024 Interest on loans and borrowings(2) $ 12,714 $ — Accretion of deferred revenue $ 6,764 $ 2,501 Accretion of provision for rehabilitation and closure costs 3,517 2,339 Interest on lease liabilities 2,653 1,814 Other finance expenses(1) 7,712 10,435 $ 33,360 $ 17,089 (1) Other finance expenses during the year ended December 31, 2025 included $1.4 million (year ended 2024 - $8.0 million) credit loss on certain accounts receivable (see Note 23). (2) During the year ended December 31, 2025, the Company capitalized $31.8 million (year ended 2024 - $36.5 million) of borrowing costs to projects in progress. 20. Foreign Exchange Gain (Loss) The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reals (BRL$), which is their functional currency. Year ended December 31, 2025 2024 Foreign exchange gain (loss) on USD denominated debt in Brazil $ 73,172 $ (129,351) Realized foreign exchange gain (loss) on derivative contracts (note 23) 2,967 (8,206) Unrealized foreign exchange gain (loss) on derivative contracts (note 23) 22,677 (30,808) Foreign exchange (loss) gain on other financial assets and liabilities (3,073) 3,357 $ 95,743 $ (165,008) Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 36 101 Annual Report | 2025

21. Income Taxes (a) Reconciliation of income taxes A reconciliation of the income tax expense to the amount calculated using the Company’s combined Canadian federal and provincial statutory income tax rate of 27% (2024 – 27%) is as follows: Year ended December 31, 2025 2024 Net income (loss) in the year before tax $ 330,956 $ (75,441) Tax rate 27% 27 % Income tax expense (recovery) at statutory rate $ 89,358 $ (20,369) Tax effect of: Difference in tax rate of foreign jurisdictions (39,173) 6,964 Non deductible (taxable) items 2,143 (1,601) Change in temporary differences not recognized 4,689 (4,667) Change in tax law — 2,999 Withholding taxes and other 7,033 9,023 Income tax expense (recovery) $ 64,050 $ (7,651) Year ended December 31, 2025 2024 Current income tax: Relating to current income tax charge $ 39,700 $ 17,662 Deferred income tax: Relating to origination and reversal of temporary differences 24,350 (25,313) Income tax expense (recovery) recognized in net income $ 64,050 $ (7,651) Income tax expense (recovery) recognized in other comprehensive income 1,095 (833) Total income tax expense (recovery) $ 65,145 $ (8,484) Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 37 102 Annual Report | 2025

21. Income Taxes (a) Reconciliation of income taxes A reconciliation of the income tax expense to the amount calculated using the Company’s combined Canadian federal and provincial statutory income tax rate of 27% (2024 – 27%) is as follows: Year ended December 31, 2025 2024 Net income (loss) in the year before tax $ 330,956 $ (75,441) Tax rate 27% 27 % Income tax expense (recovery) at statutory rate $ 89,358 $ (20,369) Tax effect of: Difference in tax rate of foreign jurisdictions (39,173) 6,964 Non deductible (taxable) items 2,143 (1,601) Change in temporary differences not recognized 4,689 (4,667) Change in tax law — 2,999 Withholding taxes and other 7,033 9,023 Income tax expense (recovery) $ 64,050 $ (7,651) Year ended December 31, 2025 2024 Current income tax: Relating to current income tax charge $ 39,700 $ 17,662 Deferred income tax: Relating to origination and reversal of temporary differences 24,350 (25,313) Income tax expense (recovery) recognized in net income $ 64,050 $ (7,651) Income tax expense (recovery) recognized in other comprehensive income 1,095 (833) Total income tax expense (recovery) $ 65,145 $ (8,484) Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 37 (b) Deferred income tax (liabilities) assets The general movement in the deferred income tax (liabilities) assets is as follows: Year ended December 31, 2025 2024 At the beginning of the year $ 16,659 $ (9,548) Deferred income tax (expense) recovery (24,350) 25,313 Income tax expense (recovery) recognized in OCI (1,095) 833 Foreign exchange 1,104 61 At the end of the year $ (7,682) $ 16,659 Recognized deferred tax and assets and liabilities consist of the following: December 31, 2025 December 31, 2024 Deferred tax assets: Non-capital losses $ 23,823 $ 18,078 Foreign exchange 6,043 20,590 Financing fees and other 8,905 5,216 Mine closure and rehabilitation provision 3,926 3,338 Lease liabilities 3,691 2,528 46,388 49,750 Deferred tax liabilities: Mineral properties, plant and equipment (43,600) (22,735) Loans and borrowings (10,470) (10,356) (54,070) (33,091) Net deferred income tax (liabilities) assets $ (7,682) $ 16,659 Presentation on Consolidated Statements of Financial Position Deferred tax assets $ 3,047 $ 16,659 Deferred tax liabilities (10,729) — Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 38 103 Annual Report | 2025

Annual Report | 2025

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Deferred tax assets of $34.2 million (December 31, 2024 - $31.4 million) have not been recognized for the following deductible temporary differences as it is not probable that the benefits of these temporary differences will be realized:

	Year ended December 31, 2025		Year ended December 31, 2024	
	Brazil	Canada	Brazil	Canada
Mineral properties, plant and equipment	$ 35,143	$ —	$ 31,236	$ 873
Non-capital losses	—	13,528	—	40,831
Other[(1)]	—	99,524	—	67,770
	$ 35,143	$ 113,052	$ 31,236	$ 109,474

(1) Other deferred tax assets not recognized Include temporary differences related to deferred revenue, inventories and cash-settled equity awards liabilities.

The Company has loss carry forwards in Canada totaling $101.7 million (December 31, 2024 - $103.4 million) which may be carried forward for 20 years to offset future taxable income, which expire between 2036 and 2044. Additionally, the Company has loss carry forwards in Brazil totaling $— million (December 31, 2024 - 6.8 million) which do not expire and can be offset against future taxable income subject to 30% limitation of the current period taxable income.

22. Related Party Transactions

Key management personnel consist of the Company's directors and officers. The remuneration of key management personnel during the year was as follows:

	Year ended December 31,	
	2025	2024
Salaries and short-term benefits[(1)]	$ 9,062	$ 9,737
Share-based compensation[(2)]	18,293	8,280
	$ 27,355	$ 18,017

(1) Includes annual salary and short-term incentives or bonuses earned in the year.

(2) Includes PSUs, RSUs, DSUs and stock option grants.

23. Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation. Judgments are required in the interpretation of the market data to produce the most appropriate fair value estimates. The use of different market information and/or evaluation methodologies may have a material effect on the fair value amounts.

As at December 31, 2025, derivatives were measured at fair value based on Level 2 inputs.

The carrying values of cash and cash equivalents, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or the discount rate used approximates to the contractual interest rate. At December 31, 2025, the carrying value of loans and borrowings, including accrued interest, was $607.1 million while the fair value is approximately $601.1 million.

104

Deferred tax assets of $34.2 million (December 31, 2024 - $31.4 million) have not been recognized for the following deductible temporary differences as it is not probable that the benefits of these temporary differences will be realized: Year ended December 31, 2025 Year ended December 31, 2024 Brazil Canada Brazil Canada Mineral properties, plant and equipment $ 35,143 $ — $ 31,236 $ 873 Non-capital losses — 13,528 — 40,831 Other(1) — 99,524 — 67,770 $ 35,143 $ 113,052 $ 31,236 $ 109,474 (1) Other deferred tax assets not recognized Include temporary differences related to deferred revenue, inventories and cash-settled equity awards liabilities. The Company has loss carry forwards in Canada totaling $101.7 million (December 31, 2024 - $103.4 million) which may be carried forward for 20 years to offset future taxable income, which expire between 2036 and 2044. Additionally, the Company has loss carry forwards in Brazil totaling $— million (December 31, 2024 - 6.8 million) which do not expire and can be offset against future taxable income subject to 30% limitation of the current period taxable income. 22. Related Party Transactions Key management personnel consist of the Company’s directors and officers. The remuneration of key management personnel during the year was as follows: Year ended December 31, 2025 2024 Salaries and short-term benefits(1) $ 9,062 $ 9,737 Share-based compensation(2) 18,293 8,280 $ 27,355 $ 18,017 (1) Includes annual salary and short-term incentives or bonuses earned in the year. (2) Includes PSUs, RSUs, DSUs and stock option grants. 23.Financial Instruments Fair value Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation. Judgments are required in the interpretation of the market data to produce the most appropriate fair value estimates. The use of different market information and/or evaluation methodologies may have a material effect on the fair value amounts. As at December 31, 2025, derivatives were measured at fair value based on Level 2 inputs. The carrying values of cash and cash equivalents, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or the discount rate used approximates to the contractual interest rate. At December 31, 2025, the carrying value of loans and borrowings, including accrued interest, was $607.1 million while the fair value is approximately $601.1 million. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 39 At December 31, 2025, the carrying value of notes receivable, including accrued interest, was $13.4 million which approximates its fair value. Credit risk Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2025 and December 31, 2024: December 31, 2025 December 31, 2024 Cash and cash equivalents $ 105,442 $ 50,402 Trade receivables 41,061 18,399 Derivatives 4,701 — Note receivables 13,403 12,009 Deposits and other assets 3,577 4,961 $ 168,184 $ 85,771 The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. In 2022, one of the Company's customers in Brazil, Paranapanema S/A ("PMA"), filed for bankruptcy protection. As a preferred supplier to PMA, the Company had a note receivable arrangement with PMA, which was excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable arrangement, repayment was structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%. At December 31, 2025, PMA continued to be in default of the agreement and the gross amount of accounts and note receivable from PMA was $24.4  million (December  31, 2024 - $20.7  million). Accordingly, the note receivable is considered credit impaired, and the Company recorded a credit loss provision and present value discount of $14.9 million (December 31, 2024 - $13.1 million). The carrying value of the PMA note receivable at December 31, 2025 was $9.5 million (December 31, 2024 - $7.6 million), entirely included in deposits and other non-current assets (December 31, 2024 - $3.7 million). $0.2 million provision was recorded on the credit loss provision in the year ended December 31, 2025 (provision of $8.0  million for the year ended December 31, 2024). Liquidity risk Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 40 105 Annual Report | 2025

Annual Report | 2025

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The table below shows the Company's maturity of non-derivative financial liabilities on December 31, 2025:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$ 607,114	$ 754,667	$ 84,139	$ 231,225	$ 439,303	$ —
Accounts payable and accrued liabilities	150,356	154,380	154,380	—	—	—
Other non-current liabilities	15,146	32,527	—	31,271	870	386
Leases	25,233	27,686	18,697	8,870	106	14
Total	**$ 797,849**	**$ 969,260**	**$ 257,216**	**$ 271,366**	**$ 440,279**	**$ 400**

The Company also has a derivative financial asset for foreign exchange collar contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including options, forwards and swap contracts, to manage market risks.

The Company's outstanding derivative instruments as of December 31, 2025 are as follows:

Contract Description	Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
Foreign exchange collar (i)	$537.0 million	USD/BRL	5.54	6.34	January 2026 - December 2026
Gold collar (iii)	30,000 ounces	$ / oz	3,800	4,350	January 2026 - June 2026

(i) Foreign exchange currency risk

The Company's subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at December 31, 2025 relates to $46.6 million (December 31, 2024 – $60.0 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at December 31, 2025 on $604.6 million of intercompany loan balances (December 31, 2024 - $513.6 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at December 31, 2025 by 10% and

106

The table below shows the Company's maturity of non-derivative financial liabilities on December 31, 2025: Non-derivative financial liabilities Carrying value Contractual cash flows Up to 12 months 1 - 2 years 3 - 5 years More than 5 years Loans and borrowings (including interest) $ 607,114 $ 754,667 $ 84,139 $ 231,225 $ 439,303 $ — Accounts payable and accrued liabilities 150,356 154,380 154,380 — — — Other non-current liabilities 15,146 32,527 — 31,271 870 386 Leases 25,233 27,686 18,697 8,870 106 14 Total $ 797,849 $ 969,260 $ 257,216 $ 271,366 $ 440,279 $ 400 The Company also has a derivative financial asset for foreign exchange collar contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk. Market risk Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return. The Company may use derivatives, including options, forwards and swap contracts, to manage market risks. The Company's outstanding derivative instruments as of December 31, 2025 are as follows: Contract Description Notional Amount Denomination Weighted average floor Weighted average cap / forward price Maturities Foreign exchange collar (i) $537.0 million USD/BRL 5.54 6.34 January 2026 - December 2026 Gold collar (iii) 30,000 ounces $ / oz 3,800 4,350 January 2026 - June 2026 (i) Foreign exchange currency risk The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings. The Company's exposure to foreign exchange currency risk at December 31, 2025 relates to $46.6 million (December 31, 2024 – $60.0 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at December 31, 2025 on $604.6 million of intercompany loan balances (December 31, 2024 - $513.6 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at December 31, 2025 by 10% and Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 41 20%, would have decreased (increased) pre-tax net loss by $65.1 million and $130.2 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant. The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. At December 31, 2025, the aggregate fair value of the Company's foreign exchange derivatives was a net asset of $4.4 million (December 31, 2024 - liability of $17.9 million). The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party. The change in fair value of foreign exchange derivatives was an unrealized gain of $22.7 million for the year ended December 31, 2025 (a loss of $30.8 million for the year ended December 31, 2024) and has been recognized in foreign exchange (loss) gain. In addition, during the year ended December 31, 2025, the Company recognized a realized gain of $3.0 million (realized loss of $8.2 million for the year ended December 31, 2024) related to the settlement of foreign currency forward collar contracts. (ii) Interest rate risk The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid. The Company is principally exposed to interest rate risk through its Senior Credit Facility and Brazilian Real denominated bank loans. Based on the Company’s net exposure at December 31, 2025, a 1% change in the variable rates would not materially impact its pre-tax annual net income. (iii) Price risk The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At December 31, 2025, the Company had gold collar contracts on 5,000 ounces of gold per month from January 2026 to June 2026. These gold derivative contracts establish an average floor price of $3,800 per ounce of gold and an average cap price of $4,350 per ounce. As of December 31, 2025, the fair value of these contracts was a net liability of $6.8 million (December 31, 2024 - liability of $0.1 million). The fair value of gold collar contracts was determined based on option pricing models, forward gold price, and information provided by counter party. During the year ended December 31, 2025, the Company recognized an unrealized loss of $4.7 million (unrealized gain of $0.2 million for the year ended December 31, 2024) and $5.9 million realized impact (realized loss of $2.6 million for the year ended December 31, 2024) in relation to its commodity derivatives in other income or loss. At December 31, 2025, the Company had provisionally priced sales that are exposed to commodity price changes (note 16). Based on the Company’s net exposure at December 31, 2025, a 10% change in the price of copper and gold would have changed pre-tax net income (loss) by $5.9 million. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 42 107 Annual Report | 2025

24. Capital Management The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and production of its mine properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. The Company's capital consists of items included in shareholders’ equity, debt facilities net of cash and cash equivalents. Management reviews the capital structure on a regular basis to ensure that the above-noted objectives are met. The Company manages the capital structure and makes adjustments to it considering changes in the economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new loans and borrowings, common shares, or acquire or dispose of assets. Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiaries. MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company. 25. Supplemental Cash Flow Information Year ended December 31, Net change in non-cash working capital items: 2025 2024 Accounts receivable $ (22,377) $ (13,985) Inventories (41,641) (12,586) Other assets (5,848) (17,636) Accounts payable and accrued liabilities 18,131 (4,137) $ (51,735) $ (48,344) Non-cash investing and financing activities: Additions to property, plant and equipment by leases $ 25,007 $ 18,012 Non-cash decrease in accounts payable in relation to additions of property, plant and equipment and exploration and evaluation assets (9,397) (4,848) Change in mineral properties, plant and equipment from change in estimates for provision for rehabilitation and closure costs (4,859) 7,890 Non-cash operating activities: Settlement of income taxes payable via VAT recoverable $ (16,460) $ (4,928) Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 43 108 Annual Report | 2025

24. Capital Management The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and production of its mine properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. The Company's capital consists of items included in shareholders’ equity, debt facilities net of cash and cash equivalents. Management reviews the capital structure on a regular basis to ensure that the above-noted objectives are met. The Company manages the capital structure and makes adjustments to it considering changes in the economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new loans and borrowings, common shares, or acquire or dispose of assets. Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiaries. MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company. 25. Supplemental Cash Flow Information Year ended December 31, Net change in non-cash working capital items: 2025 2024 Accounts receivable $ (22,377) $ (13,985) Inventories (41,641) (12,586) Other assets (5,848) (17,636) Accounts payable and accrued liabilities 18,131 (4,137) $ (51,735) $ (48,344) Non-cash investing and financing activities: Additions to property, plant and equipment by leases $ 25,007 $ 18,012 Non-cash decrease in accounts payable in relation to additions of property, plant and equipment and exploration and evaluation assets (9,397) (4,848) Change in mineral properties, plant and equipment from change in estimates for provision for rehabilitation and closure costs (4,859) 7,890 Non-cash operating activities: Settlement of income taxes payable via VAT recoverable $ (16,460) $ (4,928) Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 43 26. Commitment and Contingencies (a) Capital commitments As at December 31, 2025, the Company has capital commitments, which is net of advances to suppliers, of $51.4 million through contracts and purchase orders which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties. (b) Contingencies Due to the size, complexity and nature of the Company’s operations, it is subject to various investigations, claims, legal and tax proceedings covering matters that arise in the ordinary course of business. Based on the opinion of the Company's legal advisers, management considers provisions for its outstanding and pending legal claims to be adequate. Each of these matters is subject to various uncertainties and it is possible that some of these matters may resolve unfavourably to the Company. In the opinion of management, based upon the information currently available, none of these matters are expected to have a material adverse effect on the results of operations or financial conditions of the Company. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effect of these changes in its consolidated financial statements in the period in which such changes occur. As at December 31, 2025, the Company has recognized a provision related to certain matters of $1.9 million (December 31, 2024 - $1.6 million). There are five administrative claims (2024 – five claims) filed by the Nacional Mining Agency regarding alleged differences in the calculation of certain sales taxes on mining revenue by MCSA. As at December 31, 2025, the estimated impact of the claims is $7.4 million (December 31, 2024 - $6.6 million). The Company, based on the opinion of its legal advisors, does not believe such claims will result in a probable cash outflow and as such no provision is recognized. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 44 109 Annual Report | 2025

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